Exhibit 99.2

EXECUTION COPY

STOCK PURCHASE AGREEMENT

between

ANHEUSER-BUSCH INBEV SA/NV

and

CONSTELLATION BRANDS, INC.

February 13, 2013

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

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THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 13, 2013, between Anheuser-Busch InBev SA/NV, a public company organized under the laws of Belgium (“ABI”) and Constellation Brands, Inc., a Delaware corporation (“CBI”).

R E C I T A L S:

WHEREAS, on June 28, 2012, ABI, and certain of its affiliated entities, Grupo Modelo, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (“Grupo Modelo”), Diblo S.A. de C.V., a Mexican sociedad anónima de capital variable (“Diblo”), and Dirección de Fabricas, S.A. de C.V., a Mexican sociedad anónima de capital variable partially owned but not controlled by Diblo (“Dijon”), as applicable, entered into certain transaction agreements pursuant to which (i) Diblo will be merged with and into Grupo Modelo, and simultaneously therewith or subsequently thereafter, Dijon will be merged with and into Grupo Modelo, with Grupo Modelo continuing as the surviving company of these mergers and (ii) a Subsidiary of ABI will commence a public tender offer in Mexico to purchase all the outstanding shares of capital stock of Grupo Modelo not owned directly or indirectly by ABI, in each case on the terms and subject to the conditions set forth therein (collectively, the “GM Transaction”);

WHEREAS, GModelo Corporation, a Delaware corporation and a Subsidiary of Grupo Modelo (“GMC”), holds 50 percent (the “Importer Interest”) of the limited liability company membership interests of Crown Imports LLC, a Delaware limited liability company (“Importer”), and, in connection with and contingent on the closing of the GM Transaction, ABI desires to cause GMC to sell the Importer Interest to Constellation Beers Ltd. a Maryland corporation, and Constellation Brands Beach Holdings, Inc., a Delaware corporation, pursuant to the terms and conditions in the Amended and Restated Membership Interest Purchase Agreement, among Constellation Beers Ltd., Constellation Brands Beach Holdings, Inc., CBI, and ABI, dated June 28, 2012 and as amended and restated as of the date hereof (such agreement, the “MIPA” and such sale, the “MIPA Transaction”);

WHEREAS, as of the date hereof, Grupo Modelo and Diblo collectively own (i) all of the issued and outstanding shares of capital stock (no par value) (the “CCC Company Shares”) of Compañia Cervecera de Coahuila, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (the “CCC Company”) and (ii) all of the issued and outstanding shares of capital stock (no par value) (the “Servicios Company Shares” and, together with the CCC Company Shares, the “Shares”) of Servicios Modelo de Coahuila, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (the “Servicios Company” and, together with the CCC Company, the “Companies” and each a “Company”), and, after the merger of Diblo into Grupo Modelo, Grupo Modelo and another direct or indirect Subsidiary of Grupo Modelo will collectively own all of the issued and outstanding Shares, and in connection with and contingent on the consummation of the GM Transaction and the MIPA Transaction, ABI desires to cause Grupo Modelo to sell, or cause to be sold, the Shares to the Buyer Parties, as designated by CBI, and to grant to Constellation Beers the rights described under the License Agreement, immediately following the consummation of the MIPA Transaction, all upon the terms and conditions set forth in this Agreement; and

NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements set forth in this Agreement, and subject to and on the terms and conditions set forth in this Agreement, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE; CLOSING

1.1 Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, ABI agrees (a) to cause Grupo Modelo to sell and transfer, or cause to be sold and transferred, one of each of the CCC Company Shares and the Servicios Company Shares to one of the other Buyer Parties, as designated by CBI, and the remainder of the CCC Company Shares and the Servicios Company Shares to one of the other Buyer Parties, as designated by CBI, and CBI agrees to cause such Buyer Parties to purchase the Shares, directly or indirectly, from Grupo Modelo, free and clear of any Liens other than Share Permitted Liens and (b) to cause Marcas Modelo to grant to Constellation Beers the rights described in the License Agreement (collectively, the “Purchase”).

1.2 Closing. Unless this Agreement shall have terminated and the transactions herein contemplated shall have been abandoned in accordance with the terms and provisions of Article VIII and except as agreed to in writing by ABI and CBI, the closing of the Purchase (the “Closing”) shall take place on the date on which the MIPA Transaction Closing takes place and immediately following consummation of the MIPA Transaction (the “Closing Date”). The Closing shall take place at the offices of ABI’s counsel, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 10:00 a.m., New York City time on the Closing Date.

1.3 Purchase Price. Upon the terms and subject to the conditions of this Agreement, including, without limitation, the Purchase Price Adjustment described in Section 1.4 of this Agreement, at the Closing, CBI shall pay or cause to be paid to the parties set forth in Schedule 1.3 of this Agreement Two Billion Nine Hundred Million Dollars ($2,900,000,000) for the Shares and the rights described in the License Agreement (the “Purchase Price”), in cash, by wire transfer of immediately available funds.

1.4 Adjustment to the Purchase Price. (a) Promptly following the Closing, ABI and CBI shall engage Ernst & Young LLP, or if such firm is not willing to act in such capacity, such other internationally recognized accounting firm reasonably acceptable to ABI and CBI (the “Initial EBITDA Accountant”) to prepare a statement (the “Initial Statement”) calculating and setting forth EBITDA (the amount calculated and set forth on such Initial Statement, the “Initial EBITDA Amount”), which statement shall include a worksheet setting forth in reasonable detail how such amount was calculated. The Initial EBITDA Accountant shall prepare the Initial Statement as described herein and utilizing the definitions set forth herein. The Initial Statement shall be completed and delivered to ABI and CBI by the Initial EBITDA Accountant within ninety (90) days after the Closing Date. In connection with the foregoing, ABI and CBI shall each cooperate with the Initial EBITDA Accountant and provide all relevant books and records and other information in the possession or control of such party relating to determining the Initial EBITDA Amount as the Initial EBITDA Accountant may reasonably request. If the Initial EBITDA Accountant determines in the Initial Statement that Initial EBITDA Amount is less than $310 million, ABI shall cause a payment equal to 9.3 times the absolute value of the difference between $310 million and the Initial EBITDA Amount, to be made to CBI within 30 days of the delivery of the Initial Statement by the Initial EBITDA Accountant (such amount, the “Preliminary Adjustment Amount”).

(b) During the 90 days immediately following ABI’s and CBI’s receipt of the Initial Statement (the “Adjustment Review Period”), ABI and CBI and their representatives shall be permitted to review all working papers and working papers of such parties and their independent accountants, as well as those of the Initial EBITDA Accountant, relating to the preparation of the Initial Statement and the calculation of the Initial EBITDA Amount, and each party and the Initial EBITDA Accountant shall make reasonably available to the other the individuals responsible for and knowledgeable about the information used in, and the preparation or calculation of, the Initial Statement and the Initial EBITDA Amount; provided, however, that the independent accountants shall not be obligated to make any working papers available unless and until the other requesting party has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.

(c) Each party shall, following the Closing through the date that the Final Statement becomes such in accordance with the last sentence of Section 1.4(f), take all actions reasonably necessary to maintain and preserve all necessary accounting books and records, policies and procedures on which the Initial Statement is based so as not to impede or delay the determination of the Initial EBITDA Amount or the Final EBITDA Amount or the Final Statement in the manner and utilizing the methods permitted by this Agreement.

(d) Each party shall notify the other in writing (each, a “Notice of Disagreement”) prior to the expiration of the Adjustment Review Period if such party disagrees with the Initial Statement or the Initial EBITDA Amount. Each Notice of Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and such party’s determination of the Initial EBITDA Amount with reasonably detailed supporting documentation. If no Notice of Disagreement is received on or prior to the expiration date of the Adjustment Review Period, then the Initial Statement and the Initial EBITDA Amount set forth in the Initial Statement shall be deemed to have been accepted by both parties and shall become final and binding upon CBI and ABI in accordance with the last sentence of Section 1.4(f).

(e) If any Notice of Disagreement is received during the Adjustment Review Period, during the 30 days immediately following the Adjustment Review Period (the “Adjustment Consultation Period”), CBI and ABI shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in either party’s Notice of Disagreement.

(f) If, at the end of the Adjustment Consultation Period, CBI and ABI have been unable to resolve all disagreements that they may have with respect to the matters specified in the Notice of Disagreement, then CBI and ABI shall submit all matters that remain in dispute with respect to the Notice of Disagreement(s) (along with a copy of the Initial Statement marked to indicate those line items that are in dispute) to Deloitte Touche Tohmatsu Limited (the “Independent Accountant”) within 30 days. In the event that Deloitte Touche Tohmatsu Limited is not willing to act as the Independent Accountant, CBI and ABI shall cooperate in good faith to appoint another internationally recognized accounting firm reasonably acceptable to ABI and CBI in which event “Independent Accountant” shall mean such firm. If within ten (10) days of referral of such disagreements to Deloitte Touche Tohmatsu Limited, Deloitte Touche Tohmatsu Limited declines to accept its appointment as Independent Accountant, or if ABI and CBI are unable to agree on the selection of an independent internationally recognized accounting firm that will agree to act as Independent Accountant within ten (10) days, then either ABI or CBI may request the American Arbitration Association to appoint such a firm, and such appointment shall be conclusive and binding on all of the parties hereto. Within 120 days after the submission of such matters to the Independent Accountant, or as soon as practicable thereafter, the Independent Accountant, acting as an expert and not as an arbitrator, will make a final determination, binding on CBI and ABI, on the basis of the definition of EBITDA and in accordance with this Section 1.4(f), of the appropriate amount of each of the line items in the Initial Statement as to which CBI and ABI disagree as specified in the Notice of Disagreement(s) and a determination of EBITDA based thereon and on line items in the Initial Statement not disputed by the parties. With respect to each disputed line item, such determination, if not in accordance with the position of either CBI and ABI, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by CBI or ABI in the Notice of Disagreements. For the avoidance of doubt, the Independent Accountant shall not review any line items or make any determination with respect to any matter other than those matters in the Notice of Disagreements that remain in dispute (unless an adverse determination as to one line item would have a positive financial impact to the other party as a result of a corresponding change in a separate line item). The determination of EBITDA that is final and binding on CBI and ABI, as determined either through agreement of CBI and ABI (deemed or otherwise) pursuant to Section 1.4(b), (d), (e) and this Section 1.4(f) or through the determination of the Independent Accountant pursuant to this Section 1.4(f), are referred to herein as the “Final Statement” and the “Final EBITDA Amount”, respectively; provided, however, that if the Final EBITDA Amount exceeds $370 million, the Final EBITDA Amount used for purposes of Section 1.4(h) below shall be $370 million.

(g) The cost of the Independent Accountant’s review and determination shall be entirely borne by that party whose submission to the Independent Accountant is furthest from the determination of the Final EBITDA Amount (with any ABI submission over $370 million deemed to be a submission of $370 million solely for this purpose). For example, if CBI submits that the Final EBITDA Amount is $365 million and ABI submits that the Final EBITDA Amount is $400 million, but the Independent Accountant determines that the Final EBITDA Amount is $370 million, CBI shall bear 100% of the fees and expenses of the Independent Accountant. During the review by the Independent Accountant, CBI and ABI shall each make available to the Independent Accountant such individuals and such information, books, records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under Section 1.4(f); provided, however, that the independent accountants of CBI and ABI shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.

(h) The amount equal to the product of (A) (i) the Final EBITDA Amount minus (ii) Target EBITDA Amount and (B) nine and three-tenths (9.3) is hereinafter referred to as the “Purchase Price Adjustment”.

If the sum of the Purchase Price Adjustment and the Preliminary Adjustment Amount, if any, is a negative number, ABI shall cause payment of the absolute value of such amount by wire transfer of immediately available funds to a bank account designated in writing by CBI (such designation to be made at least three (3) days prior to the date such payment is due). If the sum of the Purchase Price Adjustment and the Preliminary Adjustment Amount, if any, is a positive number, CBI shall cause payment of such amount by wire transfer of immediately available funds to a bank account designated in writing by ABI (such designation to be made at least three (3) days prior to the date such payment is due). Any payment to be made pursuant to the prior two sentences shall be made within thirty (30) days after the Final EBITDA Amount has been determined; provided, however, that notwithstanding the foregoing, CBI shall not be required to make any payment in excess of the value of the Preliminary Adjustment Amount until the first anniversary of the Closing. Any amounts due and not paid within period required hereunder shall accrue interest at an annual rate equal to the rate of interest from time to time announced by the Bank of America as its prime rate, plus four percent (4%), calculated on the basis of the actual number of days elapsed from the end of such period to the date of payment.

1.5 Deliveries by Buyer Parties. At the Closing, CBI shall deliver or cause to be delivered to ABI the following:

(a) The Purchase Price by wire transfer of immediately available funds to an account or the accounts designated by ABI and beneficially owned by the applicable Persons described on Schedule 1.3; and

(b) Duly executed counterparts to the Ancillary Agreements.

1.6 Deliveries by ABI and the Companies. At the Closing, ABI shall deliver or cause to be delivered the following:

(a) The stock certificates representing the Shares, duly endorsed in property by each Company’s shareholders to the Buyer Parties to be designated by CBI not less than two Business Days prior to the Closing Date, in form and substance acceptable to CBI;

(b) A copy of each Company’s stock register entry, certified by each Company’s Secretary, in form and substance acceptable to CBI, evidencing the sale of the Shares to the Buyer Parties to be designated by CBI;

(c) A copy of the documents evidencing the authority of the representative of each of the Companies’ shareholders to endorse the stock certificates representing the Shares to the Buyer Parties to be designated by CBI, in form and substance acceptable to CBI;

(d) The corporate seal and minute books of each of the Companies; and

(e) Duly executed counterparts to the Ancillary Agreements.

1.7 Adjustments to Transactions. The parties hereto acknowledge that it may become necessary or advisable after the date of this Agreement to adjust or modify the structure of the various transactions described in this Agreement and, subject to Section 5.2, agree to cooperate in good faith in order to preserve the economic benefits reasonably expected to be achieved by each of the parties hereto and to consider and, to the extent mutually agreed, effectuate the adjustments or modifications reasonably requested by any other party by amending the terms of this Agreement or the Ancillary Agreements; provided that, subject to Section 5.2, no such adjustment or modification shall, in any material respect, adversely affect the rights and obligations of any party or any of its Affiliates under this Agreement or disadvantage any party or any of its Affiliates (including, for the avoidance of doubt, any disadvantage which may result from adverse Tax consequences), or reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement; provided, further, that, subject to Section 5.2, ABI shall have the right to amend any term or provision of this Agreement or any other Ancillary Agreement with the consent of CBI, which consent shall not be unreasonably withheld or delayed (it being agreed and understood that: (a) it would be unreasonable for CBI to withhold, delay or condition its consent if any such amendment is beneficial, or not adverse in any respect, to the rights and obligations of CBI hereunder or thereunder; (b) if the economics of this Agreement or any of the other Ancillary Agreement, as applicable, are modified or supplemented to the benefit of CBI, such changes to this Agreement or such other Ancillary Agreement shall be considered as beneficial, and not adverse, to the rights and obligations of CBI, hereunder or under such other Ancillary Agreement; and (c) it would be reasonable for CBI to withhold, delay or condition its consent if any such amendment would be materially adverse to the lenders and other Persons providing the Financing). For the avoidance of doubt, if there is any conflict between the terms of this Section 1.7 and the terms of Section 5.2, the terms of Section 5.2 shall govern.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

OF ABI

Except as set forth in the ABI Disclosure Letter, ABI represents and warrants as of the date hereof and as of the Closing (or if specified as of a different date, on such date), as follows:

2.1 Corporate Status. ABI is a legal entity duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of organization.

2.2 Authority Relative to Agreement. ABI has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, at the Closing, to consummate the other transactions contemplated hereby, including, but not limited to, causing the Companies’ shareholders to sell the Shares to the Buyer Parties to be designated by CBI. The execution and delivery of this Agreement by ABI and the consummation by ABI of the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of ABI are necessary to authorize the execution and delivery of this Agreement or to consummate the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by ABI and, assuming the due authorization, execution and delivery by CBI, this Agreement constitutes a legal, valid and binding obligation of ABI, enforceable against it in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles). As of the Closing, the transfer of the Shares, directly or indirectly, by Grupo Modelo to the Buyer Parties, as designated by CBI, shall have been duly and validly authorized by all necessary corporate action, and no other corporate proceeding on the part of ABI shall be necessary to authorize the consummation of such transfer.

2.3 No Conflicts. The execution and delivery of this Agreement by ABI, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby, will not (a) result in any violation of the Organizational Documents of ABI or (b) subject to receipt of the ABI Required Approvals, conflict with or violate any Law or Governmental Order applicable to ABI.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANIES

Except as set forth in the ABI Disclosure Letter, ABI represents and warrants to the Buyer Parties as of the date hereof and as of the Closing Date (or if specified as of a different date, on such date), as follows:

3.1 Corporate Status, Etc .

(a) Organization and Qualification. Each Company is a corporation or other legal entity duly organized or formed, and validly existing under the Laws of its jurisdiction of organization or formation. Each Company has the requisite corporate, partnership, limited liability company or similar power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) would not reasonably be expected to prevent or materially delay consummation of the transactions contemplated hereby. Each Company is duly qualified or licensed as a foreign corporation or other legal entity to do business, and is in good standing (to the extent applicable), in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed or in good standing as (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) would not reasonably be expected to prevent or materially delay the ability of ABI to consummate the transactions contemplated hereby.

(b) Organizational Documents. ABI has made available to CBI complete and correct copies of the Organizational Documents of each Company, each as in effect or adopted on the date hereof. The Organizational Documents of each Company are in full force and effect. Each Company is not in violation of any provision of its Organizational Documents, except as (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) would not reasonably be expected to prevent or materially delay the ability of ABI to consummate of the transactions contemplated hereby.

3.2 Capitalization; Ownership of Shares; Foreign Investment.

(a) As of the date hereof, the authorized capital stock of the CCC Company consists of (i) 10,000 shares of Fixed Capital Series “A” capital stock, no par value, and (ii) 3,622,050,000 shares of Variable Capital Series “B” capital stock, no par value, of which 3,622,060,000 shares, which constitute the CCC Company Shares, are issued and outstanding. The CCC Company Shares constitute the only issued and outstanding shares of capital stock of the CCC Company, have been duly authorized and are validly issued, fully paid and non-assessable, and not subject to preemptive rights. Except as set forth above, there are no issued and outstanding securities, rights or obligations which are convertible into, exchangeable for, or exercisable to acquire any capital stock or other equity securities of the CCC Company. At Closing, foreign investment will exceed 49% of the capital of each Company, and thus no authorization from the Mexican National Commission on Foreign Investment is necessary for the sale of the Shares as set forth in this Agreement.

(b) As of the date hereof, the authorized capital stock of the Servicios Company consists of (i) 50,000 shares of Fixed Capital Series “A” capital stock, no par value, and (ii) 4,100,000 shares of Variable Capital Series “B” capital stock, no par value, of which 4,150,000 shares, which constitute the Servicios Company Shares, are issued and outstanding. The Servicios Company Shares constitute the only issued and outstanding shares of capital stock of the Servicios Company, have been duly authorized and are validly issued, fully paid and non-assessable, and not subject to preemptive rights. Except as set forth above, there are no issued and outstanding securities, rights or obligations which are convertible into, exchangeable for, or exercisable to acquire any capital stock or other equity securities of the Servicios Company.

(c) The sale and delivery of the Shares as contemplated by this Agreement are not subject to any preemptive right, right of first refusal or other right or restriction. Grupo Modelo and/or one of its direct or indirect Subsidiaries has good and valid title to, all of the Shares, free and clear of any Liens (other than Share Permitted Liens). No party other than Grupo Modelo and/or one of its direct or indirect Subsidiaries has any record or beneficial interest in the Shares. Except as provided under this Agreement, no Person has any right (whether by Law, preemptive or contractual) to purchase or acquire the Shares or any portion thereof or any securities of the CCC Company or the Servicios Company.

3.3 No CCC Company or Servicios Company Subsidiaries. Neither Company has any Subsidiaries, and neither Company owns any shares of capital stock of, or any equity interest of any nature in, any other Person. Neither Company has agreed nor is obligated to make, and neither Company is bound by, any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Person.

3.4 Agreements with Respect to CCC Company Securities and Servicios Company Securities. There are no, and neither Company is bound by or subject to any, (a) preemptive or other outstanding rights, subscriptions, options, warrants, conversion, put, call, exchange or other rights, agreements, commitments, arrangements or understandings of any kind pursuant to which such Company, contingently or otherwise, is or may become obligated to offer, issue, sell, purchase, return or redeem, or cause to be offered, issued, sold, purchased, returned or redeemed, any securities of the CCC Company Securities or the Servicios Company

Securities, as applicable; (b) stockholder agreements, voting trusts, proxies or other agreements or understandings to which a Company is a party or to which a Company is bound relating to the holding, voting, sale, purchase, redemption or other acquisition of CCC Company Securities or the Servicios Company Securities, as applicable; or (c) agreements, commitments, arrangements, understandings or other obligations to declare, make or pay any dividends or distributions, whether current or accumulated, or due or payable, on any CCC Company Securities or Servicios Company Securities, as applicable. Except for this Agreement, neither Company is, nor is obligated to become, a party to any Contract for the sale of or is otherwise obligated to sell, transfer or otherwise dispose of the CCC Company Securities or the Servicios Company Securities, as applicable.

3.5 Material Contracts. ABI has made available to CBI true, correct and complete copies of all Material Contracts, together with any amendments, supplements or modifications to such Material Contracts. All Material Contracts are identified in Section 3.5 of the ABI Disclosure Letter. Each Material Contract is in full force and effect and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. There are no defaults or violations, or written claims of defaults or violations, by the Company under any Material Contract or, to ABI’s Knowledge, any other party thereunder. No Material Contract is so unusual or burdensome as in the foreseeable future would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect after the Closing Date.

3.6 No Conflict; Required Filings and Consents. (a) The consummation of the transactions contemplated by this Agreement by ABI will not, (i) conflict with or violate the Organizational Documents of each Company, (ii) assuming the consents, approvals, authorizations and waivers specified in Section 3.6(b) and the ABI Required Approvals have been received and any required waiting periods relating to the foregoing have expired, and any condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to the Companies or by which any property or asset of a Company is bound or affected, or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of any Material Contract or material Permit to which a Company is a party, or result in the creation of a Lien, upon any of the properties or assets of a Company, other than, in the case of clauses (ii) and (iii), any such violations, conflicts, breaches, defaults, rights or Liens that (1) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (2) would not reasonably be expected to prevent or materially delay ABI’s ability to consummate the transactions contemplated hereby.

(b) The consummation of the transactions contemplated by the Agreement by ABI will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, other than (i) the approvals set forth in Section 3.6(b) of the ABI Disclosure Letter (the “ABI Required Approvals”), (ii) any applicable Antitrust Laws, (iii) any applicable Laws related to alcoholic beverages, and (iv) where the failure to obtain such consents, approvals, authorizations, waivers or permits, or to make such filings or notifications, (1) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (2) would not reasonably be expected to prevent or materially delay the ability of ABI to consummate the transactions contemplated hereby.

3.7 Companies Compliance with Laws.

(a) Neither Company is in conflict with, or in default or violation of, any applicable Laws, except for any such conflicts, defaults or violations that (i) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) would not reasonably be expected to prevent or materially delay the ability of ABI to consummate the transactions contemplated hereby. Neither Company has received, at any time since December 31, 2011, any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any Laws in any material respect, which failure remains uncured.

(b) Since December 31, 2011, neither Company has nor, to ABI’s Knowledge, has any Person acting on behalf of a Company, directly or indirectly, made, offered or authorized any unlawful or improper payment of money or anything else of value to any government official, any government political party or official thereof, or any candidate for government political office, for the purpose of:

(i) influencing any act or decision of such government official in their official capacity, in order to assist in obtaining or retaining business, or directing business to any third party;

(ii) securing an improper advantage, including securing any license, permit, permission or avoiding or minimizing any Tax, levy, fine or penalty; or

(iii) inducing such government official or other Person to use their influence to affect or influence any act or decision of a Governmental Authority in order to assist the Company or any Person in obtaining or retaining business, or directing business to any third party.

For purposes of this provision, the term “government official” means any officer or employee of any Governmental Authority or any Person acting in an official capacity for or on behalf of any such Governmental Authority or any employee of any state owned or state controlled enterprise, or party to whom a payment is made. To the extent any payment has been made in Mexico, the unlawfulness or improperness of such payment shall be determined exclusively in regards to Mexican Law as in effect when the payment was made.

3.8 Financial Information. Section 3.8 of the ABI Disclosure Letter sets forth the unaudited balance sheet of each Company for the twelve month period ending as of December 31, 2012 and such Company’s results of operations for the period then ended (collectively, the “Financial Information”). The Financial Information has been prepared from, and is consistent with, the books and records of the Company, and has been prepared in accordance with IFRS. The Financial Information fairly presents in all material respects the financial position and the results of operations of each Company as of the times and for the periods referred to therein, subject only to ordinary non material audit adjustments consistent with prior years. EBITDA is equal to or greater than Three Hundred Ten Million Dollars ($310,000,000).

3.9 Absence of Certain Changes or Events. Since December 31, 2012, (i) the business of the Company has been conducted in the ordinary course of business consistent with past practice and (ii) there has not been any event, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.10 No Undisclosed Liabilities. Since December 31, 2012, except for liabilities (whether or not accrued, contingent or otherwise) that (i) were incurred in the ordinary course of business consistent with past practice; (ii) are included in the Financial Information; or (iii) are set forth in Section 3.10 of the ABI Disclosure Letter, there are no liabilities of either Company, whether or not accrued, contingent or otherwise; provided, however, that as of the Closing in no event shall there be any liabilities of the Company for indebtedness for borrowed money.

3.11 Absence of Litigation. There is no claim, action, proceeding or investigation, pending or threatened against a Company, or any of its properties or assets, at law or in equity, and there are no Governmental Orders, before any arbitrator or Governmental Authority, in each case that (a) has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (b) alleges a material violation of a criminal Law, in the case of clause (b), as of the date hereof. As of the date hereof, there is no claim, action, proceeding or, to the Knowledge of ABI or each Company, investigation, pending or, to the Knowledge of ABI or each Company, threatened against a Company, or any the Companies’ respective properties or assets, at law or in equity, and there are no Governmental Orders, before any arbitrator or Governmental Authority, in each case as would prevent or materially delay the ability of ABI to consummate the transactions contemplated hereby.

3.12 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Companies from CBI or its Affiliates.

3.13 Affiliate Transactions. Except for agreements, arrangements or other legally binding understandings that may be terminated by a Company without penalty or premium, as of the date hereof, neither Company is a party to any agreement, arrangement or other legally binding understanding (whether oral or written) (including any purchase, sale, lease, investment, loan, service or management agreement) with any director or executive officer of such Company that is reasonably likely to result in a future payment to or from such Company.

3.14 Taxes. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) All material Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, a Company have been duly filed when due (including extensions) and such Tax Returns are true and complete in all material respects;

(b) Each Company has duly and timely paid or has duly and timely withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable or required by applicable Law to be withheld and remitted or, where payment is being contested in good faith pursuant to appropriate procedures, has established an adequate reserve in accordance with either IFRS or GAAP as appropriate;

(c) There are no material Liens for Taxes upon any property or assets of a Company except for Permitted Liens; and

(d) There are no audit proceedings pending with respect to a Company in respect of any material Tax;

This Section 3.14 contains the sole and exclusive representations and warranties regarding Tax matters, liabilities or obligations or compliance with Laws relating thereto.

3.15 Plant Property . (a) Title. Except for Permitted Liens and except as would not have or reasonably be expected to have more than a de minimis adverse effect on the CCC Company: (i) the CCC Company has good and marketable title to the Plant Property free from any Liens, (ii) the CCC Company has all rights, privileges and easements appurtenant to such Plant Property, (iii) the Plant Property is not subject to any rights of any other Person and (iv) the Plant Property has free and unimpeded vehicular and pedestrian access to a dedicated public way via a dedicated public way or Appurtenant Easements (defined below).

(b) Permits. Section 3.15(b)(i) of the ABI Disclosure Letter contains a complete list of all material Permits, under which the CCC Company is operating the Piedras Negras Plant or the Plant Property is bound, which list of Permits also represents all such material governmental or regulatory licenses, memberships, approvals, variances, permits, consents, orders, decrees, notifications and other compliance requirements that are necessary for the operation of the Plant Property as conducted as of the date of this Agreement and as will be conducted on the Closing Date and, to the Knowledge of ABI, as necessary to implement and effect the Future Expansion. Each Permit the CCC Company has obtained as of the date of this Agreement is valid and existing under all applicable Laws and is in full force and effect, and in final, non-appealable form. The CCC Company is not in breach of or default under, nor has any event occurred that (immediately or upon the giving of notice or the passage of time or both) would constitute a default by the CCC Company under, any of such Permits. The CCC Company has not violated or failed to hold any valid and effective material Permits required by applicable Law with respect to the Plant Property. No proceeding is pending or, the Knowledge of ABI, threatened, to revoke, modify or materially limit any Permit. The Plant Property is free from any use or occupancy restrictions, except those imposed by applicable subdivision and zoning laws, ordinances and regulations which permit the current use of the Plant Property, and from all special taxes or assessments.

(c) Plant Property Compliance with Laws. From the period beginning on December 31, 2011, the Plant Property and the CCC Company’s use and operation thereof complies in all material respects with all (i) Laws applicable to the Plant Property, including, without limitation, applicable building, health, fire, safety, subdivision, zoning and other similar regulatory Laws, and (ii) insurance requirements applicable to any Piedras Negras Plant. To the

Knowledge of ABI, the CCC Company has not received, nor is there, any notice of any non-compliance with any Laws regarding the Plant Property that have not been resolved. The present use and operation of the Plant Property, and to the Knowledge of ABI, the Future Expansion, does not constitute a non-conforming use and is not subject to a variance.

(d) Eminent Domain. Neither the whole nor any portion of the Plant Property is subject to any Governmental Order to be sold nor, to ABI’s Knowledge, is being condemned, expropriated or otherwise taken by any Governmental Authority with or without payment of compensation therefore nor has any such condemnation, expropriation or taking been proposed. To ABI’s Knowledge, and as of the date hereof, there are no zoning or other land-use regulation proceedings, or any change in any applicable Laws, which could affect the use, operation or value of the Plant Property affected thereby in any material respect, and the CCC Company has not received written notice of any special assessment proceedings affecting the Plant Property which have not been resolved.

(e) Property and Equipment. The buildings, plants, structures located at the Plant Property and the Equipment are all owned by the CCC Company free and clear of all Liens (except Permitted Liens) and are structurally sound, are in good operating condition and repair, subject to normal wear and tear, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, personal property or Equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

(f) Utilities. All water, water rights, sewer, gas, electric, communications, telephone, irrigation and drainage facilities and all other utilities required by law or for the present use and operation of the Plant Property (the “Utilities Facilities”) are: (i) installed to the boundary lines of the Land and the Piedras Negras Plant situated thereon, (ii) connected and operating pursuant to valid Permits, (iii) adequate to service the Plant Property and to permit compliance with all applicable Laws and the present usage, and, to the Knowledge of ABI, Future Expansion of, the Piedras Negras Plant, and (iv) connected to the Piedras Negras Plant by means of one or more public or private easements extending from the Land to one or more public streets, public rights-of way or utility facilities (such public or private easements are collectively referred to herein as “Appurtenant Easements”) or contractual rights of access granted in writing which are valid and enforceable and not revocable or otherwise terminable and are fully paid for. Neither the Plant Property nor any of the Utilities Facilities: (A) encroaches on the property of others, or (B) relies on any facilities located on other property not subject to Appurtenant Easements or contractual rights of access which are not revocable or otherwise terminable and are fully paid for. All of the Utility Facilities not located on the Land are situated within and comply with the provisions of the Appurtenant Easements or contractual rights of access which are not revocable or otherwise terminable and are fully paid for.

(g) No Commitments. The CCC Company has not committed or obligated itself in any manner whatsoever to assign or sublease the Plant Property to any Person other than as contemplated by this Agreement. The CCC Company has not committed or obligated itself in any manner whatsoever to place any encumbrance on the Plant Property or any portion thereof except for the Permitted Liens.

(h) Mechanics’ or Materialmans’ Liens. The CCC Company has not caused any work or improvements to be performed upon or made to any portion of the Land for which there remains any outstanding payment obligation that could result in the imposition of any Lien on the Plant Property other than Permitted Liens.

(i) Property Taxes. All taxes and assessments relating to the Plant Property and the operation of the Piedras Negras Plant, including without limitation, real property, personal, sales and excise taxes, and excepting those taxes payable in the current year which are not yet due or delinquent (i.e. which are still payable without interest or penalty) have been paid in full or will be paid in full prior to or at the Closing Date.

3.16 Inventory . All inventory (including raw materials, work-in-process, and finished goods) of the CCC Company (collectively “Inventory”) is of a quality and quantity usable and merchantable consistent in all material respects with the past practice and the ordinary course of business of the CCC Company other than such percentage of Inventory as is obsolete or otherwise not usable or merchantable consistent with past practice, and all finished good inventory has been manufactured in compliance with applicable Laws. The quantities of each item of Inventory are reasonable in respect of the present circumstances of the CCC Company. Except for Permitted Liens and except as would not have or reasonably be expected to have more than a de minimis adverse effect on the CCC Company, the CCC Company has good and marketable title to the Inventory, free and clear of any Liens of any nature whatsoever.

3.17 CCC Company Employment Matters. The CCC Company does not have any employees. The CCC Company receives services from independent contractors. Section 3.17 of the ABI Disclosure Letter contains a list of the CCC Company independent contractors providing services.

3.18 Employee Benefit Plans.

(a) Section 3.18 of the ABI Disclosure Letter sets forth a true, correct and complete list of all employee benefit plans, all fringe benefit plans, and all other bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, dental, disability, accident, group insurance, vacation, holiday, sick leave, fringe benefit (statutorily required or not) or welfare plan, and any other employee compensation or benefit plan, Contract, and any trust, escrow or other agreement related thereto with respect to the Servicios Company (collectively, the “Employee Benefit Plans”). The Servicios Company has not made any commitment to create any additional Employee Benefit Plans or to modify or change any existing Employee Benefit Plan in any respect prior to the Closing Date, except as may be required by any change in applicable Law. A true and complete copy of each existing Employee Benefit Plan, including any amendments thereto, has been made available to CBI.

(b) Each of the Employee Benefit Plans and their administration is currently and has at all times in the past been in compliance in both form and operation with all applicable Laws and is being and has been operated in accordance with the terms and conditions of the applicable Employee Benefit Plan document(s). No event has occurred which will or could cause any such Employee Benefit Plan or any fiduciary of any such Employee Benefit Plan to fail to comply with such requirements and no notice has been issued by any Governmental Authority questioning or challenging such compliance.

(c) The Servicios Company does not maintain, nor has it ever maintained, or is obligated to provide benefits under or contributions to any Employee Benefit Plan which provides benefits to retirees or other terminated employees.

(d) There is no claim, action, proceeding or investigation, pending or, to the Knowledge of ABI, threatened against the Servicios Company arising from or relating to any Employee Benefit Plan, at law or in equity, and there are no Governmental Orders, before any arbitrator or Governmental Authority, in each case that (a) has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (b) alleges a material violation of a criminal Law, in the case of clause (b), as of the date hereof. As of the date hereof, there is no claim, action, proceeding or, to the Knowledge of ABI, investigation, pending or, to the Knowledge of ABI, threatened against the Servicios Company, and there are no Governmental Orders, before any arbitrator or Governmental Authority arising from or relating to any Employee Benefit Plan, in each case as would prevent or materially delay the ability of ABI to consummate the transactions contemplated hereby.

(e) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will result in the payment, vesting, or acceleration of any benefit under any Employee Benefit Plan.

3.19 Labor Relations Matters. There are no existing or, to the Knowledge of ABI, threatened labor strikes or labor disputes, grievances, controversies or other labor troubles affecting the Servicios Company, and, to the Knowledge of ABI, and there are no agreements with any labor unions or collective bargaining agreements of any kind to which CCC Company or the Servicios Company are parties, there is no controversy existing, pending or, to the Knowledge of ABI, threatened with any association or union or collective bargaining representative of the employees of Servicios Company. To the Knowledge of ABI, no current or former employee of the Servicios Company has any claim against the Servicios Company on account of or for (a) overtime pay, other than overtime pay for the current payroll period, (b) wages or salary (excluding current bonus accruals and amounts accruing under pension and profit sharing plans) for any period other than the current payroll period, (c) vacation or time off, other than that earned in respect of the current fiscal year, or (d) any violation of any Law relating to employment or social security matters. No claim has been made that remains outstanding for breach of any contract of employment or for services or for severance or redundancy payments or protective awards or for compensation for unfair dismissal or for failure to comply with any Law concerning employment rights or in relation to any alleged sex or race discrimination or for any other liability accruing from the termination or variation of any contract of employment or for services, nor, to the Knowledge of ABI, is any such claim threatened. To the Knowledge of ABI, the Servicios Company in compliance with all applicable Laws respecting employment practices (including, without limitation, all Laws concerning the public health and safety or worker health and safety) and is not engaged in any unfair labor practice, and there is no (x) unfair labor practice charge or complaint against the Servicios Company, (y) labor, health or safety investigation, study, audit, test, review or other analysis pending in relation to any of the Servicios Company’s current operations, nor (z) representation petition respecting any of the Servicios Company’s employees, pending before any Governmental Authority.

3.20 Employment Agreements and Compensation. All of the consultants or independent contractors of the Servicios Company are “at will” consultants or independent contractors. All of the employees of the Servicios Company have written employment agreements, as well as any consultant or independent contractor, and each of such agreements which are Material Contracts are set forth in Section 3.5 of the ABI Disclosure Letter. True, complete and accurate copies of all of the Servicios Company’s employment or supervisory manuals, employment or supervisory policies and written information generally provided to employees (such as applications or notices) existing as of the date hereof have been made available to CBI. The Servicios Company has withheld all amounts required by Law or Contract to be withheld from the wages or salaries of, and other payments to, its employees and former employees and is not liable for any arrearages of wages, salaries or other payments to such employees or former employees or any Taxes for failure to comply with any of the foregoing.

3.21 Sole Business. The Servicios Company is not involved in any business or activity except for the business of supplying employees for the operation and maintenance of the Piedras Negras Plant and providing related human resources, benefits and insurance, compliance, and payroll services to the Piedras Negras Plant. The Servicios Company does not own any real property.

3.22 Environmental Compliance.

(a) The CCC Company’s use, occupancy and operation of the Plant Property, comply in all material respects with all Environmental Laws.

(b) The CCC Company has not manufactured, recycled, released, discharged, or disposed of any Hazardous Materials, as defined below, on, under, in or about the Plant Property other than in material compliance with Environmental Laws. There are no Hazardous Materials below, on, under, in or about the Plant Property, the presence of which: (i) is a violation of any applicable Environmental Law, or (ii) requires reporting, investigation, monitoring and/or remediation under any applicable Environmental Law.

(c) The CCC Company (i) is not involved in any suit or administrative proceeding alleging any material violation by the CCC Company of any Environmental Law, (ii) has not received any written notice or request for information from any governmental agency or authority or other third party with respect to a material release or threatened release of any Hazardous Material either from the Plant Property or any facility or location to which the CCC Company sent Hazardous Materials for recycling, treatment, storage or disposal, and has not received notice of any material claim from any person or entity relating to property damage or to personal injuries from exposure to any Hazardous Material, and (iii) has not failed to timely file any material report required to be filed under all applicable Environmental Laws.

(d) ABI has made available to CBI true, correct and complete copies of all Environmental Reports. All such Environmental Reports are identified on Section 3.22(d) of the ABI Disclosure Letter.

3.23 Insurance. The Companies maintain customary and adequate policies of insurance (including, without limitation, general liability and all risk property) covering each Company and the Plant Property and any buildings, plants, structures, personal property and equipment used by the CCC Company in the conduct of its business at the Plant Property. All such policies are outstanding and in full force and effect. To the Knowledge of ABI, no insurance company which has issued a policy insuring such property has requested in writing the performance of any repairs, replacements, alterations or other work.

3.24 Government Commitments. The CCC Company has not entered into, nor is the Plant Property bound by, whether or not in writing, any Contracts with any Governmental Authority involving any public subsidies or similar grants that encumber the Plant Property in any material respect or which otherwise require a Company to reimburse or take any other similar action to compensate such Governmental Authority.

3.25 Sufficiency. The Shares, when taken together with the services to be provided under the Transition Services Agreement, the license granted by the License Agreement, the supply to be provided by the Interim Supply Agreement, and the assets, properties and rights held by the Companies to which the Shares relate, constitute all the assets, properties and rights necessary to carry on the business as currently conducted by the CCC Company at the Plant Property in all material respects. The Piedras Negras Plant has the functional capability to brew, bottle, package and store not less than the Current Production, of a quality that complies in all material respects with applicable Law and is as good as or better than the quality of Beer delivered to Crown Imports LLC under that certain Importer Agreement dated as of January 2, 2007, by and between Extrade II, S.A. de CV and Crown Imports LLC over the twelve (12) months prior to the Closing Date. Except for the ownership and operation of the Piedras Negras Plant, and the sale of Beer produced therefrom, the CCC Company does not engage in or otherwise own or operate any other business lines or activities.

3.26 Future Expansion. To the Knowledge of ABI, the Land is presently comprised of sufficient additional acreage and, as of the Closing Date, has the necessary water, sewer, gas, electric, communications, telephone, irrigation, drainage and wastewater facilities and all other utilities required by Law and otherwise sufficient to allow for the Future Expansion (assuming that sufficient capital expenditures shall have been made, and the necessary Permits shall have been obtained, in order to give effect to the Future Expansion). To the Knowledge of ABI, the construction and development required to implement the Future Expansion will not cause or result in any material interruption nor would it reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect on the Current Production.

3.27 No Other Representations or Warranties. Except for the representations and warranties contained in Article II and this Article III, none of ABI, the Companies or any other person on behalf of the Companies or ABI makes any express or implied representation or warranty with respect to ABI or the Companies, including with respect to any other information provided to CBI in connection with the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

CBI

CBI represents and warrants to ABI as of the date hereof and as of the Closing Date (or if specified as of a different date, on such date), as follows:

4.1 Organization and Qualification; Subsidiaries. Each Buyer Party is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation or organization and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals has not had and would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of a Buyer Party to consummate the transaction contemplated by this Agreement (a “CBI Material Adverse Effect”). Each Buyer Party is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing as have not had and would not reasonably be expected to have, individually or in the aggregate, a CBI Material Adverse Effect.

4.2 CBI Organizational Documents. CBI has made available to ABI a complete and correct copy of the Organizational Documents of each Buyer Party, each as amended to date. The Organizational Documents of each Buyer Party are in full force and effect. Each Buyer Party is not in violation of any provision of the Organizational Documents of such Buyer Party, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a CBI Material Adverse Effect.

4.3 Authority Relative to Agreement. Each Buyer Party has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the other transactions contemplated hereby. The execution and delivery of this Agreement by each Buyer Party and the consummation by such Buyer Party of the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Buyer Parties are necessary to authorize the execution and delivery of this Agreement or to consummate the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each Buyer Party and, assuming the due authorization, execution and delivery by ABI, this Agreement constitutes a legal, valid and binding obligation of each Buyer Party, enforceable against each Buyer Party in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

4.4 No Conflict; Required Filings; Consents.

(a) The execution and delivery of this Agreement by each Buyer Party does not, and the performance of this Agreement by each Buyer Party will not, (i) conflict with or violate the Organizational Documents of such Buyer Party, (ii) assuming the consents, approvals, authorizations and waivers specified in Section 4.4(b) have been received and any required waiting periods have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to the Buyer Parties or by which any property or asset of a Buyer Party is bound or affected or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to others any right of termination, amendment, acceleration or cancellation of any material Contract to which a Buyer Party is a party, or result in the creation of a Lien, upon any of the properties or assets of any of the Buyer Parties, other than, in the case of clauses (ii) and (iii), any such violations, conflicts, defaults, rights or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a CBI Material Adverse Effect.

(b) The execution and delivery of this Agreement by CBI does not, and the consummation by CBI of the transactions contemplated by this Agreement will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, other than (i) any applicable Antitrust Laws, (ii) any applicable Laws related to alcoholic beverages, and (iii), and except where the failure to obtain such consents, approvals, authorizations, waivers or permits, or to make such filings or notifications, (1) has not had, and would not reasonably be expected to have, individually or in the aggregate, a CBI Material Adverse Effect and (2) would not reasonably be expected to prevent or materially delay the ability of the Buyer Parties to consummate the transactions contemplated hereby.

4.5 No Additional Consents Required. No vote or other action of the holders of any class or series of capital stock of CBI is required by Law, the Organizational Documents of CBI or otherwise in order for CBI to adopt this Agreement, approve the transactions contemplated by this Agreement and consummate the transactions contemplated hereby.

4.6 Absence of Litigation. Other than the DOJ Action, as of the date hereof, there is no claim, action, proceeding or investigation, pending or threatened against CBI or its Subsidiaries, or any of their respective properties or assets at law or in equity, and there are no Governmental Orders, before any arbitrator or Governmental Authority that is reasonably likely to prevent, enjoin or materially delay the transactions contemplated by this Agreement.

4.7 Brokers. CBI has no liability to pay any brokerage, finder’s commission, fee or similar compensation in connection with the transactions contemplated by this Agreement.

4.8 Available Funds. CBI acknowledges that its obligation to consummate the transactions contemplated by this Agreement is not and will not be subject to the receipt by CBI of any financing or the consummation of any other transaction other than the occurrence of the MIPA Transaction Closing. CBI has delivered to ABI a true, complete and correct copy of the executed definitive Second Amended and Restated Interim Loan Agreement, dated as of February 13, 2013, among Bank of America, N.A., JPMorgan Chase Bank N.A. and CBI (collectively, the “Financing Commitment”), pursuant to which, upon the terms and subject to the conditions set forth therein, the lenders party thereto have committed to lend the amounts set forth therein (the “Financing”) for the purpose of funding the transactions contemplated by this Agreement and the MIPA Transaction. CBI has delivered to ABI true, complete and correct copies of the fee letter and engagement letters relating to the Financing Commitment (redacted only as to the matters indicated therein). The Financing Commitment has not been amended or modified prior to the date of this Agreement, and, as of the date hereof, the respective commitments contained in the Financing Commitment have not been withdrawn, terminated or rescinded in any respect. There are no agreements, side letters or arrangements to which CBI or its Affiliates is a party relating to the Financing Commitment that could affect the availability of the Financing. The Financing Commitment constitutes the legally valid and binding obligation of CBI and, to the knowledge of CBI, the other parties thereto, enforceable in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles). The Financing Commitment is in full force and effect and has not been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, and no such amendment or modification is contemplated. Neither CBI nor any of its Affiliates is in breach of any of the terms or conditions set forth in the Financing Commitment, and assuming the accuracy of the representations and warranties set forth in Articles II and III and performance by ABI of its obligations under this Agreement and the MIPA, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein. As of the date hereof, no lender has notified CBI of its intention to terminate the Financing Commitment or not to provide the Financing. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitment. The aggregate proceeds available to be disbursed pursuant to the Financing Commitment, together with available cash on hand and availability under ABI’s existing credit facilities, will be sufficient for CBI to pay the Purchase Price and all related fees and expenses on the terms contemplated hereby in accordance with the terms of this Agreement and all amounts due under the MIPA and all related fees and expense on the terms contemplated by the MIPA in accordance with the terms of the MIPA. As of the date hereof, CBI has paid in full any and all commitment or other fees required by the Financing Commitment that are due as of the date hereof. As of the date hereof, CBI has no reason to believe that CBI and any of its applicable Affiliates will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Financing, or that the Financing will not be available to CBI on the Closing Date.

4.9 Investment Intent. Each relevant Buyer Party is acquiring the Shares for its own account, for the purpose of investment only and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable securities Laws.

4.10 No Reliance. CBI acknowledges and agrees that the only representations, warranties, covenants and agreements made by ABI in this Agreement are the only representations, warranties, covenants and agreements made with respect to the transactions contemplated by this Agreement and CBI has not relied upon any other representations or other information made or supplied by or on behalf of ABI or the Companies or by any Affiliate or representative of ABI or the Companies.

ARTICLE V

COVENANTS

5.1 Conduct of Business Prior to Closing; Inventory at Closing/. During the period from the date hereof through the Closing, except (i) as may be required by Law, (ii) as may be agreed to in writing by CBI, (iii) as may be expressly permitted or contemplated by this Agreement, (iv) any capitalization of a Company’s intercompany debt or (v) as set forth in Section 5.1 of the ABI Disclosure Letter, ABI shall use its reasonable best efforts to (1) cause the CCC Company to maintain, (a) its inventory of raw materials, works in process, finished goods, containers, packaging materials and all other inventory of any kind or nature, wherever located, with respect to the operation of the business of the CCC Company and (b) its cash management practices, including payments of accounts payable and collections of accounts receivable, in each case, in the ordinary course of business consistent with past practice, in the case of each of (a) and (b) after taking into account ordinary seasonality in the business of the Piedras Negras Plant in relation to the anticipated date of Closing, current capacity at the Piedras Negras Plant and volume and mix of Beer then being manufactured, bottled and packaged at such Piedras Negras Plant, and all orders for products based on forecasts delivered by Crown Imports LLC under then existing contractual import obligations and (2) cause the Servicios Company to operate in the ordinary course of business consistent with past practice.

5.2 Antitrust Approval. Each of ABI and CBI shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and assist and cooperate with each other in doing, all things necessary, proper or advisable (subject to applicable Law) to consummate and make effective the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each of ABI and CBI shall use its reasonable best efforts to (i) prepare and file all filings, notices, notifications, petitions, requests, statements, folletos informativos, registrations and updates to registrations, submissions of information, applications and other documents with Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement; (ii) comply promptly with any request of any Governmental Authority for additional information, documents or other materials, including, without limitation, participating in meetings with officials of such Governmental Authority during the course of its review of the transactions contemplated hereby; (iii) with respect to CBI, support ABI and Grupo Modelo in their response to requests for information from any Governmental Authority in connection with its investigation of the transactions contemplated hereby and/or the GM Transaction; and (iv) otherwise assist in facilitating antitrust approval of the transactions contemplated by this Agreement. To the extent permitted by the relevant Governmental Authority, CBI and ABI shall (a) allow CBI (including its outside counsel) and ABI (including its outside counsel) to attend and participate in all meetings, discussions and other communications with all Governmental Authorities in connection with the review of the transactions contemplated by this Agreement, (b) promptly and fully inform CBI, ABI and Grupo Modelo of any written or material oral communication received from or given to any Governmental Authority relating to the transactions contemplated herein, and provide them with copies of any such written communication, (c) permit CBI, ABI and Grupo Modelo to review in advance, to the extent practicable with reasonable time and opportunity to comment and consider in good faith the views of the others with respect thereto, any proposed submission, correspondence or other communication by CBI to any Governmental Authority relating to the transactions contemplated herein, and (d) provide reasonable prior notice to and, to the extent practicable, consult with CBI, ABI and Grupo Modelo in advance of any meeting, material conference or material discussion with any Governmental Authority relating to the transactions contemplated herein (and allow ABI to attend and participate in such meeting, conference or discussion). If reasonably requested by ABI or Grupo Modelo, and if permitted to do so by the relevant Governmental Authority, CBI and ABI shall, upon reasonable notice, cause an informed representative to attend any one or more meetings, either by phone or in person, before a Governmental Authority in support of approval of the transactions contemplated by this Agreement. Without limiting in any respect the parties’ obligations contained in this Section 5.2, in the event that the parties do not agree with respect to strategy or tactics in connection with a Governmental Authority’s review of the transactions contemplated hereby, ABI’s decision shall control. Each of CBI and ABI agrees to use its reasonable best efforts to propose, negotiate, commit to and effect any consent decree, settlement, remedy, undertaking, commitment, action or agreement, including any amendment or other revision to this Agreement (each, a “Remedial Action”), as may be required in connection with a Governmental Authority’s review of the transactions contemplated hereby; provided that any such Remedial Action (1) is conditioned on the consummation of the transactions contemplated by this Agreement and (2) does not, individually or in the aggregate, have a material adverse effect on such party as measured against the business of CBI (it being agreed and understood that, the parties shall cooperate in good faith in connection with any Remedial Action to attempt to preserve the economic benefits reasonably expected to be achieved by each of the parties hereto, but shall in any event effect any such Remedial Action required pursuant to this sentence notwithstanding anything in this parenthetical). Notwithstanding anything to the contrary contained in this Section 5.2 or elsewhere in this Agreement, a party shall not have any obligation under this Agreement to take any of the following actions or commit to take any of the following actions if such party, in good faith, reasonably expects such action to have more than a de minimis adverse effect on the business or interests of such party: (x) to sell, dispose of or transfer or cause any of its Subsidiaries to sell, dispose of or transfer any assets; (y) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; or (z) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date). Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge and agree that none of ABI or any of its Affiliates has any obligation to the Buyer Parties under this Agreement or otherwise to consummate, or seek to receive any consent required to consummate, the transactions contemplated by the GM Transaction Agreement and the Buyer Parties shall not have any rights under, and are not intended third party beneficiaries of, the GM Transaction Agreement.

5.3 Other Regulatory Matters. Except as otherwise provided in Section 5.2, the parties hereto shall proceed diligently and in good faith and shall use their reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to, as promptly as practicable, (a) obtain all Permits from, make all filings with and give all notices to Governmental Authorities, including the Alcoholic Beverage Authorities or any other Person required to consummate the transactions contemplated by this Agreement, and (b) provide such other information and communications to such Governmental Authorities or other Person as the other party or such Governmental Authorities or other Person may reasonably request.

5.4 Notification of Certain Matters. Subject to compliance with applicable Law or as required by any Governmental Authority, CBI and ABI shall notify the other promptly in writing of, and contemporaneously shall provide the other with true and complete copies of any and all material information or documents relating to, and shall use reasonable best efforts to cure before the Closing, any event, transaction or circumstance occurring after the date of this Agreement that causes or is reasonably expected to cause a failure of any condition to the other party’s obligations to consummate the transactions contemplated hereby. No notice given pursuant to this Section 5.4 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or the rights of the parties hereunder.

5.5 Access to Information.

(a) To the extent permitted by applicable Laws and subject to each party’s confidentiality obligations and the preservation of the attorney-client privilege, from the date hereof until the Closing Date, each of the parties shall furnish to the other party, its counsel, financial and tax advisors, auditors and other authorized representatives such financial, tax and operating data and other information as such Persons may reasonably request and instruct the employees, counsel, financial and tax advisors, auditors and other authorized representatives of such party and its Affiliates to cooperate with such other party and its Affiliates in its investigation of the other party and its Subsidiaries and, in the case of CBI, the Companies. Any investigation pursuant to this Section 5.5 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party and its Affiliates and, if applicable, the Companies.

(b) Prior to the Closing, ABI shall use reasonable best efforts to provide to CBI, including by using its reasonable best efforts to cause Grupo Modelo and its subsidiaries to provide, all cooperation reasonably requested by CBI that is customary or necessary in connection with registered or Rule 144A offerings of debt securities in the United States and outside the United States in reliance on Regulation S under the Securities Act (the “Debt Financing”), including:

(i) using its reasonable best efforts to provide the Required Information no later than 30 days after the date of this Agreement (for purposes hereof “Required Information” means carve-out financial statements of CCC Company and Servicios Company on a combined basis in accordance with U.S. GAAP and as required by applicable provisions of Regulations S-X and S-K promulgated under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (including any applicable rule of the New York Stock Exchange), as of December 31, 2012 and December 31, 2011 and for each of the years ending December 31, 2012, 2011 and 2010 accompanied by an audit opinion of PWC that is not qualified as to scope),

(ii) using its reasonable best efforts to prepare and furnish to CBI as promptly as practicable all Required Information and all other available pertinent information and disclosures relating to the CCC Company and Servicios Company (including their businesses, operations, financial projections and prospects) as may be reasonably requested by CBI in connection with the preparation of offering memorandum, private placement memorandums or prospectuses (each an “Offering Document”) relating to the Debt Financing.

CBI shall be responsible for the costs and expenses incurred in connection with any such preparation, review and audit and shall promptly reimburse ABI or Grupo Modelo therefore.

(c) For a period of one year after the Closing Date, upon the request of CBI, ABI: (i) during ordinary business hours and upon reasonable notice, shall, or shall cause its Affiliates to, provide to CBI and its representatives reasonable access to the books, records and employees of ABI and its Affiliates pertaining to the Companies and required for CBI to revise the Financial Information, and any subsequent consolidated financial statements of the Companies in connection with the preparation of selected and summary financial data and pro forma financial information regarding the businesses of the Companies for all periods required by the applicable provisions of Regulation S-X and S-K promulgated under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and required to be prepared by CBI under such Regulations; and (ii) upon reasonable notice, ABI shall, or shall cause its Affiliates to, use their respective reasonable best efforts to cause the officers, employees, representatives, agents and advisors of ABI, or its Affiliates, as applicable, to (A) as necessary, assist with CBI’s preparation of revised financial statements and disclosure therein, (B) execute such certifications and documents, based on their actual knowledge, as are customary and required of acquired businesses, are reasonably requested by CBI, and are necessary for CBI’s, or any Affiliate of CBI’s, compliance with applicable Law, including, without limitation, the rules and regulations promulgated by the New York Stock Exchange and the Securities and Exchange Commission applicable to the acquisition of material assets in the United States, and (C) use reasonable best efforts to facilitate cooperation of ABI’s outside independent public accountants to deliver such consents and comfort as are customary under applicable accounting standards, as promptly as reasonably practicable, but in no event later than forty-five (45) days after receipt of a request by CBI therefor. CBI shall be responsible for the costs and expenses incurred in the connection with such preparation, review and audit. ABI agrees that CBI may use, and ABI shall use its reasonable best efforts to, deliver such consents and shall authorize ABI’s outside independent public accountants to deliver such consents as may reasonably be requested by CBI for the use of, the financial and other information provided pursuant to this Section 5.5(b), or any other financial information provided by, or on behalf of ABI to CBI specifically for the following purposes: in any registration statement, prospectus, offering memorandum, Form 8-K or other public filing, at any time on and after the date of this Agreement. CBI waives any rights against, and fully releases and discharges, ABI from any claims for indemnification it may have or acquire solely for any breach of ABI’s representations and warranties contained in Section 3.8 that result from ABI’s compliance with this Section 5.5(b).

5.6 Publicity. ABI and CBI shall consult with each other prior to issuing any press releases regarding the transactions contemplated by this Agreement and any other press releases or otherwise making public announcements with respect to the transactions contemplated by this Agreement, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any applicable securities exchange.

5.7 ABI Right of First Offer. On and after the Closing Date:

(a) In the event that CBI or any Subsidiary thereof, in any tier, determines to enter into an agreement providing for, or otherwise regarding, directly or indirectly, the distribution or sale (including resale) of Non-GM Beer in Mexico, CBI shall, before entering, or allowing such Subsidiary to enter, into any such agreement, notify ABI in writing of its decision to do so. For a period of 60 days following ABI’s receipt of such notice, CBI and ABI shall discuss in good faith the possibility of ABI or an Affiliate thereof serving as the exclusive distributor of such Non-GM Beer in Mexico.

(b) If, by the end of such 60-day period, the parties (or their respective Affiliates) have not entered into an agreement providing for the exclusive distribution and sale of such Non-GM Beer in Mexico by ABI or a Subsidiary thereof, in any tier, then CBI for a period of 90 days immediately following the end of such 60-day period may attempt to find another Person to distribute and sell such Non-GM Beer in Mexico on terms and conditions that are no more favorable to such other Person (taken as a whole) than the last set (if any) of terms and conditions that were offered by CBI to ABI and rejected by ABI and should CBI not find such Person within such 90 day period then CBI shall again be subject to the requirements of this Section 5.7; provided that CBI shall provide ABI sixty (60) days’ advance written notice of such more favorable terms and a good faith opportunity to enter into a distribution or sale agreement on such terms.

5.8 CBI Right of First Offer. On and after the Closing Date:

(a) In the event that ABI or a Subsidiary thereof, in any tier, determines to sell the Glass Plant to any Person (other than a Subsidiary or Affiliate of ABI) other than CBI or any Subsidiary thereof, in any tier, ABI shall, before entering into any such agreement, notify CBI in writing of its decision to do so. For a period of 90 days following ABI’s receipt of such notice, the parties shall discuss in good faith the possibility of CBI or an Affiliate thereof acquiring the Glass Plant.

(b) If, by the end of the 90-day period specified in Section 5.8(a), the parties (or their respective Affiliates) have not entered into an agreement providing for sale of the Glass Plant to CBI or a Subsidiary thereof, in any tier, then ABI for a period of 90 days immediately following the end of such 90-day period may attempt to find another Person to acquire the Glass Plant on terms and conditions that are no more favorable to such other Person (taken as a whole) than the last set (if any) of terms and conditions that were offered by ABI to CBI and rejected by CBI (an agreement on such terms and conditions with such other Person, a “Third Party Sale Agreement”); provided that ABI shall provide CBI sixty (60) days’ advance written notice of such more favorable terms and a good faith opportunity to acquire the Glass Plant on such terms.

(c) If, at or prior to the end of the 90-day period specified in Section 5.8(b), ABI or a Subsidiary thereof, in any tier has entered into a Third Party Sale Agreement, the parties to such agreement shall have 90 days to consummate the sale of the Glass Plant commencing on the day on which such Third Party Sale Agreement was executed (provided that such period shall be extended for an additional 90 days if the parties to such Third Party Sale Agreement are awaiting antitrust approval for the transactions). In the event that the sale of the Glass Plant is not consummated within such period, then ABI shall then again be subject to the requirements of this Section 5.8.

5.9 Confidentiality. The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the MIPA Transaction Closing, at which time the Confidentiality Agreement shall terminate in accordance with the MIPA. If, for any reason, the transactions contemplated by the MIPA are not consummated, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

5.10 Fulfillment of Conditions. Subject to the terms and conditions of this Agreement, the Buyer Parties and ABI shall cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary or desirable on its part, and proceed diligently and in good faith to satisfy each condition to the other party’s obligations contained in this Agreement in order to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, and neither ABI nor any Buyer Party shall take any action, or fail to take any action required to be taken by it hereunder, that could be reasonably expected to result in the non-fulfillment of any such condition. In furtherance and not in limitation of the foregoing, CBI and the Buyer Parties shall use their reasonable best efforts to (a) comply promptly with any request of any Governmental Authority for additional information, documents or other materials, including, without limitation, participating in meetings with officials of such Governmental Authority during the course of its review of the transactions contemplated hereby and (b) support the other parties hereto in their response to requests for information from any Governmental Authority in connection with its investigation of the transactions contemplated hereby.

5.11 Post-Closing Cooperation. Subject to compliance with applicable Law, from and after the Closing Date, the Buyer Parties and ABI agree to (a) cooperate with each other, share information and supporting materials and documents relating to ownership of the Shares; provided, however, that access to any such information, supporting materials or documents shall be determined by taking into account, among other considerations, the competitive positions of the parties; provided, further, that any such access shall (i) be under the supervision of such party’s designated Representatives and (ii) be in such a manner as not to unreasonably interfere with any of the businesses or operations of such party or their respective Affiliates; provided, further, that all requests for any such access made pursuant to this Section 5.11 shall be directed to such party and its designated representatives; and (b) provide the other parties with such assistance as may reasonably be requested, at the requesting party’s expense, in connection with the preparation of any Tax return, any income Tax audit or other administrative or judicial proceeding relating to the ownership of the Shares prior to or after the Closing, requests for information from Governmental Authorities relating to the transactions contemplated by this Agreement, and matters relating to unclaimed property; provided, however, that a party shall not be obligated to make any work papers available to the requesting party unless and until such requesting party has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such party to whom such request is being made.

5.12 Tax Matters.

(a) Without the prior written consent of ABI, the Buyer Parties shall not, and shall not allow a Company or any Person on behalf of a Company to, to the extent it may affect or relate to Grupo Modelo or any Affiliate thereof, make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment.

(b) The parties shall use reasonable best efforts to facilitate the conversion of each Company to a Sociedad de Responsabilidad Limitada (S. de R.L.) organized under the laws of Mexcio.

(c) The parties shall use reasonable best efforts to facilitate the filing of an Internal Revenue Service Form 8832 electing to treat each Company as an entity disregarded from its owners for United States federal income tax purposes effective prior to the Closing Date.

(d) ABI and its Affiliates agree to indemnify, defend and hold the Buyer Parties harmless from and against and in respect of, without duplication, until ninety (90) days after the expiration of the applicable statute of limitation for any liability for Taxes imposed on or with respect to CCC Company or Servicios Company for any Pre-Closing Period and any Pre-Closing Straddle Period.

(e) Other than for any Taxes for which ABI and its Affiliates are liable pursuant to Section 5.12(d), CBI agrees to indemnify, defend and hold harmless ABI and its Affiliates from and against and in respect of, without duplication, until ninety (90) days after the expiration of the applicable statute of limitation for any liability for Taxes imposed on or with respect to CCC Company or Servicios Company for any Post-Closing Period and any Post-Closing Straddle Period.

(f) ABI and its Affiliates shall prepare, or cause to be prepared, and file, or cause to be filed, any and all Tax Returns of CCC Company and/or Servicios Company for any Pre-Closing Period which are required or permitted by applicable Law to be filed by CCC Company and/or Servicios Company.

(g) CBI and its Affiliates shall prepare and file, or cause to be prepared and filed, all Tax Returns required or permitted to be filed by, or with respect to, CCC Company and/or Servicios Company for any Straddle Period and for any Post-Closing Period and shall pay any Tax shown to be due and owing thereon; provided, however, that, if ABI and its Affiliates are required to indemnify CBI under this Section 5.12 with respect to any Taxes required to be reported on such Tax Return, at least thirty (30) calendar days prior to the Due Date of such Tax Return, CBI shall provide ABI with a copy of a substantially completed draft of each such Tax Return (including any schedules, work papers, and other documentation relevant thereto). CBI shall give ABI and its Affiliates the opportunity to review and consent to the treatment in such Tax Return of items relating to the Pre-Closing Straddle Period for which ABI and its Affiliates may be liable under this Agreement, which consent shall not be unreasonably withheld or delayed. CBI shall present to ABI a statement of the amount of Taxes for which ABI and its Affiliates are liable with respect to each Tax Return required to be filed by CBI and its Affiliates pursuant to this Section 5.12(g) at least three (3) calendar days before the Due Date of such Tax Return.

(h) CBI and its Affiliates shall prepare, or cause to be prepared, and file, or cause to be filed, on or before the Due Date all other Tax Returns of CCC Company and Servicios Company required or permitted to be filed by each such entity after the Closing Date.

(i) Any Tax refund received (it being understood that with regard to any Pre-Closing Period or any Pre-Closing Straddle Period, CBI shall, and shall cause its Affiliates and the Companies to, claim any value added tax as a refund instead of a credit) by CBI or its Affiliates, CCC Company or Servicios Company in respect of a Tax borne by ABI or its Affiliates pursuant to this Section 5.12 or otherwise shall be for the account of ABI and its Affiliates. CBI and its Affiliates shall pay, or cause to be paid, to ABI and its Affiliates the amount of any such refund or credit (together with any interest received by CBI or its Affiliates from the applicable Governmental Authority and net of any additional Taxes CBI or its Affiliates incur as a result of such refund or credit) within ten (10) calendar days after receipt or utilization thereof. Specifically with respect to value added tax, a refund shall be claimed on any Pre-Closing Period or Pre-Closing Straddle Period return. CBI and its Affiliates shall be entitled to retain from any payment required under this Section 5.12(j) any reasonable third-party fees and costs incurred by CBI in obtaining the refund or utilizing the credit to which ABI and its Affiliates are entitled.

(i) For the avoidance of doubt, all Taxes (including but not limited to value added taxes) that CCC Company or Servicios Company has the right to recover (for the normal course or business of CCC Company or Servicios Company or for any other reason) at or prior to Closing shall be for the benefit of ABI and its Affiliates. CBI and its Affiliates shall take or cause to be taken all actions, and do or cause to be done all things reasonably necessary or desirable on its part, and proceed diligently and in good faith to recovered or obtain compensation against any and all Taxes (including but not limited to value added taxes or income Taxes) for which CCC Company or Servicios Company may have the right to recover, and as promptly as possible pay any amounts so recovered, compensated to, or received by CBI, any of its Affiliates, CCC Company, or Servicios Company. The above shall include, but not be limited to, any Taxes paid by CCC Company or Servicios Company at Closing and any Taxes caused or incurred before Closing and any paid on or after Closing.

(j) Except to the extent required by applicable Law, as determined in ABI’s reasonable discretion, none of CBI, any of its Affiliates, CCC Company, or Servicios Company shall amend any Tax Return in respect of CCC Company or Servicios Company for a Pre-Closing Period or Straddle Period.

(k) ABI, CBI, and each of their respective Affiliates shall, to the extent permitted by applicable Law, elect to treat the Closing Date as the last day of any taxable period of each of CCC Company and Servicios Company that would otherwise be a Straddle Period. In any case where applicable Laws do not permit the Closing Date to be treated as the last day of the taxable period, any Taxes arising out of or relating to a Straddle Period shall be apportioned between the Pre-Closing Straddle Period and the

Post-Closing Straddle Period based on an interim closing of the books as of and including the Closing Date. Notwithstanding the foregoing, however, (i) exemptions, allowances or deductions that are calculated on an annualized basis (including depreciation, amortization and depletion deductions for assets in service at the Closing Date) shall be apportioned on a daily pro rata basis and (ii) solely for purposes of determining the marginal Tax rate applicable to income during such period in a jurisdiction in which such Tax rate depends upon the level of income, annualized income shall be taken into account.

(l) Notwithstanding Section 5.12(l) and in the case of any property, ad valorem or similar Taxes determined on the basis of the value of property owned by the taxpayer, the amount of Taxes with respect to a Straddle Period attributable to (i) the Pre-Closing Straddle Period shall be deemed to be the product of the amount of such Tax for the entire Tax period and a fraction, the numerator of which is the number of days in the Tax period ending on (and including) the Closing Date and the denominator of which is the number of days in the entire Tax period and (ii) the Post-Closing Straddle Period shall be deemed to be the product of the amount of such Tax for the entire Tax period and a fraction, the numerator of which is the number of the days in the Tax period beginning on the day after the Closing Date and the denominator of which is the number of days in the entire Tax period.

(m) Notwithstanding anything to the contrary contained herein, (A) no Straddle Period Taxes shall be apportioned to the Pre-Closing Straddle Period to the extent such Taxes are the result of (i) any action taken by CBI and its Affiliates or (ii) CBI, any of its Affiliates, CCC Company, or Servicios Company failing to conduct the business of such entity in the ordinary course consistent with past practices following the Closing, and (B) no Straddle Period Taxes shall be apportioned to the Post-Closing Straddle Period to the extent such Taxes are the result of (i) any action taken by ABI and its Affiliates or (ii) ABI and any of its Affiliates failing to conduct the business of such entity in the ordinary course consistent with past practices on or before the Closing.

(n) After the date hereof, CBI and its Affiliates, CCC Company, and Servicios Company (each, a “Recipient” and together, the “Recipients”), shall notify ABI within ten (10) calendar days of receipt by a Recipient of written notice of any Tax Contest with respect to CCC Company or Servicios Company which could reasonably be expected to affect ABI and its Affiliates’ obligation to indemnify the Recipients pursuant to this Agreement. If the Recipients fail to give such notice to ABI, the Recipients shall not be entitled to indemnification pursuant to this Agreement in connection with such Tax Contest only if such failure actually and materially prejudices ABI’s ability to contest the asserted Tax deficiency. In addition to the foregoing, the Recipients shall promptly provide ABI copies of all written notices and other documents received from the applicable Governmental Authority.

(i) If such Tax Contest relates to any Tax for which ABI or any of its Affiliates may be liable, ABI may, at its election and expense, control the defense and settlement of such Tax Contest; provided that no settlement shall be permitted if it would adversely affect CBI without CBI’s consent, which consent shall not be unreasonably withheld or delayed.

(ii) If such Tax Contest relates solely to Taxes for which neither ABI nor any of its Affiliates may be liable, CBI and its Affiliates shall, at their expense, control the defense and settlement of such Tax Contest.

(o) If as a result of a Tax Contest, either ABI and its Affiliates or CBI and its Affiliates are required to pay additional Taxes for which the other party is required to indemnify, such other party shall pay CBI or ABI (or their respective Affiliates), as appropriate, the amount of such additional Taxes not later than ten (10) calendar days before such amount is due.

(p) Tax Records and Cooperation. (A) CBI shall, and shall cause its Affiliates to, (i) retain and provide to ABI and its Affiliates, on reasonable request, access during regular business hours to any records or other information (including any books and records, workpapers, schedules, supporting entries, backups, and other documents) relating to CCC Company and/or Servicios Company with respect to any Pre-Closing Period and any Pre-Closing Straddle Period and (ii) provide to ABI and its Affiliates, on reasonable request, access during regular business hours to personnel of CBI, any of its Affiliates, CCC Company, and/or Servicios Company familiar with Tax matters relating to CCC Company and/or Servicios Company to respond to inquiries of ABI or any of its Affiliates relating to Taxes with respect to any Pre-Closing Period and any Pre-Closing Straddle Period. (B) ABI shall, and shall cause its Affiliates to (i) retain and provide to CBI and its Affiliates, on reasonable request, access during regular business hours to any records or other information (including any books and records, work papers, schedules, supporting entries, backups, and other documents relating to the CCC Company and/or the Servicios Company relating to Pre-Closing Period and any Pre-Closing Straddle Period and (ii) provide to CBI and its Affiliates, on reasonable request, access during regular business hours to personnel of ABI and/or any of its Affiliates familiar with Tax matters relating to the CCC Company and/or Servicios Company to respond to inquiries of CBI or any of its Affiliates relating to Taxes with respect to any Post-Closing Straddle Period.

(q) CBI shall promptly notify ABI of any authorized extension of the statutes of limitation of either or both of CCC Company and Servicios Company granted relating to any Pre-Closing Period or Straddle Period, but any failure to provide such notice by itself shall not affect ABI’s indemnification obligations under this Section 5.12 if such failure does not prejudice ABI’s or any of its Affiliates’ ability to contest any Tax liability. Without limiting the generality of the foregoing, following the Closing, CBI shall retain, and shall cause each of its Affiliates, CCC Company, and Servicios Company to retain, until the applicable statutes of limitation (including any authorized extensions) have expired, copies of all Tax Returns, supporting work schedules and other records or information in its possession which may be relevant to such Tax Returns for all Pre-Closing Periods and Straddle Periods and shall not destroy or otherwise dispose of any such records without first providing ABI and its Affiliates the opportunity to review and copy same.

(r) Exclusivity of Tax Matters. Except as otherwise provided in this Section 5.12, and except with respect to Section 7.2 and Section 7.5, notwithstanding anything to the contrary in this Agreement, this Section 5.12 and not Article VII shall exclusively govern all matters related to the indemnification obligations of ABI, CBI, or any of their respective Affiliates relating to Taxes under this Agreement.

(s) Any payments made by ABI and its Affiliates to CBI and its Affiliates, or by CBI and its Affiliates to ABI and its Affiliates, shall be treated as an adjustment to the Purchase Price and allocated in the manner described on Schedule 1.3.

5.13 Termination of Intercompany Agreements. Except as set forth in Section 5.13 of the ABI Disclosure Letter, from and after the Closing, ABI and the Buyer Parties shall, and shall cause their respective Affiliates to, take such actions as may be necessary to continue in effect all Intercompany Agreements such that, following the Closing, ABI and its Affiliates, on the one hand, and the Companies, on the other hand, shall continue to be able to operate their respective businesses as conducted as of immediately prior to the Closing for a period of three (3) years on all existing terms (except such terms relating to term).

5.14 Further Assurances/ Reverse Transition Services. From and after the date hereof until eighteen (18) months following the Closing, each party hereto shall, and shall cause its Affiliates, as promptly as practicable to negotiate in good faith, execute, acknowledge and deliver any other Contracts reasonably requested (i) by the other parties hereto to obtain the benefits of the transaction reasonably expected by the parties hereto and (ii) by ABI or Grupo Modelo to obtain from the Companies, and by CBI and the Companies to obtain from ABI or Grupo Modelo, in each case, services necessary for the operation of the business (as measured as of immediately prior to the Closing and consistent with past practice of the provision of intercompany services between the Companies and Grupo Modelo and its Affiliates) of Grupo Modelo and its Affiliates other than the Companies, or the Companies, as applicable, including with respect to the items listed in Section 5.14 of the ABI Disclosure Letter.

5.15 Wrong Pocket Assets and Liabilities.

(a) If, within eighteen (18) months following the Closing, any person discovers that any right, title or interest in any asset either (x) to the extent primarily used in the business of the Companies as of the date hereof or the Closing that is not owned by a Company or (y) to the extent primarily used in the business of Grupo Modelo and its Affiliates other than the Companies as of the date hereof or the Closing (a “Wrong Pocket Asset”) is not held by, or a corresponding liability (a “Wrong Pocket Liability”) was not assumed by, the appropriate person (the “Right Pocket”, and the person holding such Wrong Pocket Asset or Wrong Pocket Liability, the “Wrong Pocket”), except as a result of a transaction occurring after the Closing consented to by the Right Pocket or as contemplated by this Agreement:

(i) The parties to this Agreement shall cause any of their Affiliates holding such right, title or interest in a Wrong Pocket Asset to transfer as promptly as reasonably practicable such Wrong Pocket Asset to the Right Pocket for no additional consideration;

(ii) The parties to this Agreement shall cause the Wrong Pocket to hold its right, title and interest in and to the Wrong Pocket Asset in trust for the Right Pocket until such time as the transfer is completed; and

(iii) The parties to this Agreement shall cause the Right Pocket to assume from the Wrong Pocket as promptly as reasonably practicable any Wrong Pocket Liability for no additional consideration.

(b) All costs and expenses arising out of compliance with such transfers shall be allocated to the parties as though such transfers had been completed as of the Closing in accordance with this Agreement.

(c) The parties to this Agreement shall cause the Right Pocket to cooperate with the Wrong Pocket in connection with the transfers contemplated by this Section 5.15.

(d) For purposes of this Section 5.15, the Companies are the Right Pocket for all assets and liabilities used primarily in the operation of their business as of the date hereof or as of the Closing and Grupo Modelo and its Affiliates (other than the Companies) are the Right Pocket for all assets and liabilities used primarily in the operation of their business as of the date hereof and as of the Closing (it being agreed and understood that no assets or rights to be licensed to Importer pursuant to the License Agreement, or to be provided pursuant to the Interim Supply Agreement shall be deemed Wrong Pocket Assets).

(e) Promptly after the Closing, ABI shall deliver originals (or copies, to the extent there are no originals) of contracts of the Companies and other books and records (excluding email correspondence not already in hard copy) to CBI. Additionally, to the extent in the possession or control of ABI, ABI will take reasonable steps to preserve all other books and records of the Companies for five (5) years after the Closing and will deliver or provide access to CBI in accordance with Section 5.11.

5.16 Non-Solicitation of Employees.

(a) CBI shall not and shall not permit its Subsidiaries to, directly or indirectly, hire, solicit or encourage to leave the employment of ABI or any of its Affiliates any employee providing transition services under the Transition Services Agreement with whom CBI, any of its Subsidiaries or any of their Representatives come into contact with in connection with receiving such transition services; provided, however, that the foregoing provision shall not apply to employees terminated by ABI or its Affiliate or general advertisements or solicitations that are not specifically targeted at such persons; and

(b) ABI shall not and shall not permit its Subsidiaries to, directly or indirectly, hire, solicit or encourage to leave the employment of, any employee of any of the Companies; provided, however, that the foregoing provision shall not apply to employees terminated by any of the Companies or general advertisements or solicitations that are not specifically targeted at such persons.

ARTICLE VI

CONDITIONS TO CLOSING

6.1 Conditions to the Obligations of CBI and ABI.

(a) Mutual Conditions. The respective obligations of each of CBI and ABI to close the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(i) The occurrence of the MIPA Transaction Closing;

(ii) No preliminary, temporary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or Governmental Authority, nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority after the date hereof, shall be in effect that would make the consummation of the transactions contemplated hereby illegal or otherwise prevent the consummation of such transactions;

(iii) The waiting periods (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or shall have been terminated; and

(iv) The issuance of a no objection letter from the Mexican Federal Competition Commission (Comisión Federal de Competencia) in connection with the transactions contemplated by this Agreement, or expiration of the relevant statutory period (and any extension thereof) as set forth in Sections 21.III and 21.IV of the Federal Economic Competition Law (Ley Federal de Competencia Económica) for the parties to be entitled to consummate the transactions contemplated by this Agreement.

(b) Buyer Party Conditions. The obligations of the Buyer Parties to close the transaction contemplated hereby also shall be subject to the satisfaction or waiver by the Buyer Parties at or prior to the Closing of the following condition:

(i) a Plant Force Majeure shall not have occurred and remained uncured.

ARTICLE VII

INDEMNITY

7.1 Survival; Effect of Materiality Qualifiers. (a) The representations and warranties in this Agreement shall survive the Closing as follows:

 (i) the representations and warranties in Sections 2.1, 2.2, 2.3, 3.1(a) (with respect to the first sentence only), 3.2, 3.3, 3.4, 3.12, 4.1 (with respect to the first sentence only), 4.3 and 4.7 shall survive the Closing indefinitely;

 (ii) the representations and warranties in Sections 3.15 and 3.22 shall survive the Closing and shall terminate thirty-six (36) months following the Closing Date; and

 (iii) all other representations and warranties in this Agreement shall survive the Closing and shall terminate twenty-four (24) months following the Closing Date.

(b) The covenants and agreements of the parties hereto contained in this Agreement shall, subject to the express terms thereof, survive the Closing indefinitely.

7.2 Indemnification of CBI by ABI(a) . (a) From and after the Closing Date, ABI shall indemnify and save and hold harmless CBI and its subsidiaries and their respective officers, directors and Affiliates (collectively, the “CBI Indemnified Parties”) from and against any Losses resulting from, arising out of, or incurred in connection with: (i) any failure of any representation or warranty made by ABI to be true and correct as of the date hereof and as of the Closing Date (other than representations and warranties made as of another date, in which case the accuracy of such representations and warranties shall be determined as of such specified date) and (ii) any nonfulfillment or breach of any covenant or agreement made by ABI in this Agreement. For purposes of determining the existence of any inaccuracy in or breach of a representation or warranty and the measure of Losses for indemnification pursuant to clause (i) in this Section 7.2(a), such representation or warranty shall be read as if all materiality standards contained therein (i.e., qualifiers such as “material”, “in all material respects”, “Company Material Adverse Effect”, or similar qualifiers) had been deleted, other than in Sections 3.8, the first sentence of Section 3.15(b) and Section 3.25 and with respect to the term “Material Contracts” in Sections 3.5, 3.6(a) and 3.20.

(b) Any indemnification of a CBI Indemnified Party pursuant to this Section 7.2 shall be effected by wire transfer or transfers of immediately available funds from ABI to an account designated in writing by the applicable CBI Indemnified Party to ABI within 15 days after the claim shall have been finally resolved (it being understood that a claim shall be “finally resolved” when (i) the parties to the dispute have reached an agreement in writing, (ii) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment or (iii) an arbitration or like panel shall have rendered a final non-appealable determination with respect to the claim the parties have agreed to submit thereto).

7.3 Indemnification of ABI by CBI. (a) From and after the Closing Date, CBI shall indemnify and save and hold harmless ABI and its officers, directors and Subsidiaries (collectively, the “ABI Indemnified Parties”) from and against any Losses suffered by any such ABI Indemnified Parties resulting from or arising out of: (i) any failure of any representation or warranty made by CBI to be true and correct as of the date hereof and as of the Closing Date (other than representations and warranties made as of another date, in which case the accuracy of such representations and warranties shall be determined as of such specified date) and (ii) any nonfulfillment or breach of any covenant or agreement made by CBI in this Agreement.

(b) Any indemnification of an ABI Indemnified Party pursuant to this Section 7.3 shall be effected by wire transfer or transfers of immediately available funds from CBI to an account designated by the applicable ABI Indemnified Party to CBI within 15 days after the claim shall have been finally resolved (it being understood that a claim shall be “finally resolved” when (i) the parties to the dispute have reached an agreement in writing, (ii) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment or (iii) an arbitration or like panel shall have rendered a final non-appealable determination with respect to the claim the parties have agreed to submit thereto).

7.4 Procedures Relating to Indemnification. (a) If an Indemnified Party shall desire to assert any claim for indemnification provided for under this Article VII in respect of, arising out of or involving a claim or demand made by any Person (other than a party hereto or Affiliate thereof) against the Indemnified Party (a “Third-Party Claim”), such Indemnified Party shall notify the party liable for such indemnification (the “Indemnifying Party”) in writing, and in reasonable detail (taking into account the information then available to such Indemnified Party), of the Third-Party Claim promptly after receipt by such Indemnified Party of written notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. The Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim; provided, however, that the failure to deliver such copies shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure.

(b) If a Third-Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses to assume the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. Should the Indemnifying Party so elect to assume the defense of a Third-Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof, unless the Third-Party Claim involves potential conflicts of interest or substantially different defenses for the Indemnified Party and the Indemnifying Party based on the advice of counsel. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in defense thereof and to employ counsel, at its own expense (except as provided in the immediately preceding sentence), separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. If the Indemnifying Party chooses to defend any Third-Party Claim, all the parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third-Party Claim, and use reasonable efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Third-Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld). The Indemnifying Party may pay, settle or compromise a Third-Party Claim without the written consent of the Indemnified Party, so long as such settlement includes (A) an unconditional release of the Indemnified Party from all liability in respect of such Third-Party Claim, (B) does not subject the Indemnified Party to any injunctive relief or other equitable remedy and (C) does not include a statement or admission of fault, culpability or failure to act by or on behalf of any Indemnified Party.

(c) If an Indemnified Party shall desire to assert any claim for indemnification provided for under this Article VII other than a claim in respect of, arising out of or involving a Third-Party Claim, such Indemnified Party shall notify the Indemnifying Party in writing, and in reasonable detail (taking into account the information then available to such Indemnified Party), of such claim promptly after becoming aware of the existence of such claim; provided that the failure to give such notification shall not affect the indemnification provided for hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. If the Indemnifying Party does not respond to such notice within 45 days after its receipt, it shall have no further right to contest the validity of such claim.

7.5 Limitations on Indemnification.

(a) ABI shall have no liability for any claim for indemnification hereunder if the Loss associated with such claim is less than One Hundred Thousand Dollars ($100,000) (any such claim being referred to as a “De Minimis Claim”). ABI shall have no liability for indemnification pursuant to Section 7.2(a) with respect to Losses for which indemnification is provided thereunder unless the aggregate amount of such Losses (excluding all Losses associated with De Minimis Claims) exceeds Fifty Million Dollars ($50,000,000) (the “Deductible”), in which case ABI shall be liable for all such Losses (excluding all Losses associated with De Minimis Claims) in excess of the Deductible; provided that except as set forth below in no event shall the aggregate indemnification to be paid by ABI exceed Five Hundred Million Dollars ($500,000,000) (the “Indemnity Cap”). Notwithstanding the foregoing and except for fraud, the limitations and restrictions of the Deductible and the Indemnity Cap shall not apply to Losses incurred by CBI arising from, arising out of, in the nature of, or caused by any breach of the representations and warranties set forth in Sections 2.1, 2.2, 2.3, 3.1(a) (with respect to the first sentence only) 3.2, 3.3 and 3.12.

(b) The Buyer Parties and ABI agree that, notwithstanding Section 7.2 of this Agreement, the sole and exclusive remedy of the Buyer Parties for any breach of the representation and warranty set forth in the last sentence of Section 3.8 is through the Purchase Price Adjustment in accordance with Section 1.4.

(c) No Indemnified Party shall be entitled to recover from an Indemnifying Party more than once in respect of the same Losses.

7.6 Consequential Damages. Following the Closing, the indemnification provided in this Article VII shall be the exclusive remedy and in lieu of any and all other rights and remedies which the Indemnified Parties may have under this Agreement or otherwise against each other with respect to the transactions contemplated hereby for monetary relief with respect to any breach of any representation or warranty or any failure to perform any covenant or agreement set forth in this Agreement, and each party hereto each expressly waives any and all other rights or causes of action it or its Affiliates may have against the other party or its Affiliates now or in the future under any Law with respect to the subject matter hereof, except in either case for fraud of the other party or the parties’ rights to seek specific performance in accordance with Section 10.14. Subject to the next sentence of this Section 7.6, no Person shall be liable under this Article VII for any consequential, punitive, special, incidental or indirect damages, including lost profits and diminution in value, except to the extent awarded by a court of competent jurisdiction in connection with a Third Party Claim. Notwithstanding anything to the contrary in this Agreement, the restriction in the preceding sentence on the right of a party hereunder to recover consequential, punitive, special, incidental and indirect damages, including lost profits and diminution in value, shall not apply where ABI fails to sell, or causes to be sold, the Shares to the Buyer Parties after all conditions precedent set forth in this Agreement to ABI’s obligations to sell, or cause to be sold, the Shares to the Buyer Parties hereunder have been satisfied or waived.

7.7 Additional Indemnification Provisions.

(a) With respect to each indemnification obligation under this Agreement (i) each such obligation shall be calculated on an After-Tax Basis and (ii) all Losses shall be net of any third-party insurance proceeds that have been recovered or are recoverable by the Indemnified Party in connection with the facts giving rise to the right of indemnification.

(b) If an Indemnifying Party makes any payment for any Losses suffered or incurred by an Indemnified Party pursuant to the provisions of this Article VII, such Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such Losses and with respect to the claim giving rise to such Losses.

(c) The right to indemnification or other remedy based on any representations, warranties, obligations, covenants and agreements set forth in this Agreement or in any of the Ancillary Agreements, will not be affected by any investigation conducted with respect to, or any notice or knowledge acquired (or capable of being acquired), with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement; provided, however, that notwithstanding anything to the contrary contained herein, except as set forth on Section 7.7(c) of the ABI Disclosure Letter, ABI shall not have any liability relating to any breach of, or inaccuracy in, any representation or warranty made herein that, as of the date hereof, any Buyer Party had Knowledge of the breach or inaccuracy of the representation or warranty or of the facts relating to such breach or inaccuracy.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) By mutual written consent of CBI and ABI;

(b) By ABI or CBI, by written notice to the other party, if the MIPA is terminated for any reason; and

(c) By ABI or CBI, by written notice to the other party, if the GM Agreement is terminated for any reason.

8.2 Effect of Termination. If this Agreement is terminated in accordance with Section 8.1, this Agreement shall become null and void and of no further force or effect with no liability to any Person on the part of any party hereto (or any of its representatives or Affiliates), except that: The terms and provisions of Section 7.6, this Section 8.2 and Article X shall survive and remain in full force and effect;

(b) No termination of this Agreement shall relieve any party hereto from any liability for any breach of this Agreement that arose prior to such termination or resulting from fraud of such party; and

(c) In the event of termination of this Agreement by ABI or CBI pursuant to Section 8.1(b) (but solely as a result of ABI exercising its right to terminate the MIPA under Section 11.1(b) thereof) or 8.1(c), then ABI shall promptly (but in no event later than two (2) Business Days after the date of such termination) cause Anheuser-Busch International Holdings, LLC (or its designee) to pay, or cause to be paid, to CBI (or its designee) an amount equal to One Hundred Seventeen Million Dollars ($117,000,000) (the “SPA Termination Fee”) by wire transfer of same day funds to any account designated by CBI (or its designee). For the avoidance of doubt, in no event shall any of ABI or its Affiliates be required to pay the SPA Termination Fee on more than one occasion.

ARTICLE IX

DEFINITIONS

9.1 Definition of Certain Terms. As used in this Agreement, the following terms have the meanings set forth below:

The terms defined in this Article IX, whenever used in this Agreement (including in the ABI Disclosure Letter), shall have the respective meanings indicated below for all purposes of this Agreement (each such meaning to be equally applicable to the singular and the plural forms of the respective terms so defined). All references herein to a Section, Article, Exhibit or Schedule are to a Section, Article, Exhibit or Schedule of or to this Agreement, unless otherwise indicated, and the words “hereof” and “hereunder” shall be deemed to refer to this Agreement as a whole and not to any particular provision. The words “includes” and “including” shall be deemed to be followed by the words “without limitation” whenever used.

ABI: the meaning set forth in the preamble.

ABI Disclosure Letter: the disclosure letter prepared by ABI, a copy of which is attached hereto as Schedule 1 and incorporated herein by reference.

ABI Indemnified Parties: the meaning set forth in Section 7.3(a).

ABI Required Approvals: the meaning set forth in Section 3.6(b).

Adjustment Consultation Period: the meaning set forth in Section 1.4(e).

Adjustment Review Period: the meaning set forth in Section 1.4(b).

Affiliate: with respect to any Person, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person. “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise; provided, however, that unless and until the closing of the GM Transaction has occurred, none of Grupo Modelo, GMC or any of their respective controlled Affiliates shall be considered Affiliates of ABI or any of its Subsidiaries (excluding Grupo Modelo, GMC or any of their controlled Affiliates) and none of ABI or any of its Subsidiaries (excluding Grupo Modelo, GMC or any of their controlled Affiliates) shall be considered Affiliates of Grupo Modelo, GMC or any of their Affiliates.

After-Tax Basis: in determining the amount of the payment necessary to indemnify any party against, or reimburse any party for, Losses, the amount of such Losses shall be determined net of any Tax benefit derived by the Indemnified Party as the result of sustaining such Losses and the amount of such payment shall be increased to take into account any net Tax cost incurred by the recipient thereof as a result of the receipt or accrual of the payment.

Agreement: the meaning set forth in the Preamble, the ABI Disclosure Letter, and all Exhibits and Schedules attached hereto and thereto and all amendments hereto and thereto made in accordance with Section 10.7.

Alcoholic Beverage Authorities: the United States Alcohol and Tobacco Tax and Trade Bureau, as well as the applicable state, local, municipal, provincial, foreign, and other Governmental Authorities that regulate the production and sale of alcoholic beverage products.

Allocated SG&A: the sum of (i) ‘gastos de administracion’ and ‘Gastos de procesos y tecnología de información’ of Marcas Modelo, S.A. de C.V., including, for the avoidance of doubt, depreciation and amortization in these accounts, but only as allocated to U.S. exports by multiplying the net cost defined above by the U.S. volumes and dividing this product by the total export volumes (including U.S. volumes) sold by Grupo Modelo and (ii) ‘gastos de administracion’ and ‘Gastos de procesos y tecnología de información’ of the companies and segments identified in Grupo Modelo as (a) Servicios Corporativos and (b) Servicios Generales, including, for the avoidance of doubt, depreciation and amortization in these accounts, but only as allocated to U.S. exports by multiplying the net cost defined above by the U.S. volumes and dividing this product by Grupo Modelo total sales volume (including U.S. volumes). For the avoidance of doubt, Allocated SG&A will exclude any overhead allocated and invoiced to Piedras Negras, Noroeste and Zachatecas breweries by the companies Diblo and Cenexis which is included in Brewery Operating Expense.

Ancillary Agreements: the Transition Services Agreement and the License Agreement.

Antitrust Law: the HSR Act, the Clayton Act of 1914, the Sherman Antitrust Act of 1890, the Federal Trade Commission Act, the Federal Economic Competition Law (Ley Federal de Competencia Económica) of Mexico and any other United States, Mexican, Belgian or other foreign, supranational, federal or state Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including any applicable merger control rules.

Appurtenant Easements: the meaning set forth in Section 3.14(f).

Beer: beer, ale, porter, stout, malt beverages, and any other versions or combinations of the foregoing, including, non-alcoholic versions of any of the foregoing.

Brewery Operating Expense (Gastos de Operation):

1)	All operating expense of Piedras Negras

2)	For the breweries of Noroeste and Zachatecas, only the following costs will be included:

a.	Operating expenses that are exclusively born for U.S. export and identifiable as such in the accounting systems of Grupo Modelo;

b.	An allocation of operating expenses exclusively born for the export business (including the U.S.) calculated by multiplying such operating expense for such brewery by the U.S. volumes for such brewery and dividing this product by the total Grupo Modelo export volumes (including U.S. volumes) for such brewery;

c.	An allocation of operating expense that are not specific to any segment calculated by multiplying such operating expense for such brewery by the U.S. volumes for such brewery and dividing this product by the total Grupo Modelo volumes (including U.S. volumes) for such brewery.

d.	For the avoidance of doubt, operating expenses that are exclusively for the Mexico volume or non-U.S. export volume will not be included when calculating Brewery Operating Expense.

3)	For U.S. volumes sold from the other breweries, the Brewery Operating Expense will equal the product of the volume-weighted Brewery Operating Expense per hectoliter for U.S. volume as determined above for Piedras Negras, Zachatecas and Noroeste multiplied by the total U.S. volume sold from the other breweries.

Business Day: any day other than Saturday, Sunday or any other day on which banks in the City of New York or Mexico City, Mexico are required or permitted to close.

Buyer Parties: collectively, CBI, and one or more Affiliates of CBI to whom CBI has assigned the right to purchase all or a portion of the Shares.

CBI: the meaning set forth in the preamble.

CBI Indemnified Parties: the meaning set forth in Section 7.2(a).

CBI Material Adverse Effect: the meaning set forth in Section 4.1.

CCC Company: the meaning set forth in the Recitals.

CCC Company Securities: any shares of capital stock or other equity interests in, or securities of, the CCC Company or any securities, rights or obligations convertible into, exchangeable for or exercisable to acquire any securities of the CCC Company.

CCC Company Shares: the meaning set forth in the Recitals.

Closing: the meaning set forth in Section 1.2.

Closing Date: the meaning set forth in Section 1.2.

Company: the meaning set forth in the Recitals.

Company Material Adverse Effect: any change, effect or circumstance that is materially adverse to the business, results of operations or financial condition of the Companies taken as a whole, in each case, other than and without taking into account any change, effect, development or circumstance relating to or resulting from (i) changes in general political or economic conditions; (ii) changes in general financial or securities markets conditions (including changes in exchange rates, commodities markets, exchange controls, monetary policy and inflation); (iii) any event, circumstance, change or effect that affects the industry or industries in which the Companies operates generally; (iv) any changes in Laws or interpretations thereof applicable to or affecting the Companies or any of their respective properties or assets; (v) any changes in IFRS, Mexican GAAP or other accounting principles or requirements; (vi) any outbreak or escalation of hostilities or war or any act of terrorism, or any natural disaster or other calamity; (vii) the announcement or the existence of this Agreement and the transactions contemplated hereby, including any related or resulting loss of or change in relationship with any customer, supplier, distributor or other business partner, or departure of any employee or officer, or any litigation or other proceeding; (viii) any failure to meet any internal or public projections, forecasts or estimates of earnings or revenue (provided, however, that, in the case of this clause (viii), the underlying cause for such failure may be considered in determining whether there may be a Company Material Adverse Effect); or (ix) compliance with the terms of, or the taking of any action permitted, contemplated or required by, or the not-taking of any action prohibited by, this Agreement, or the taking or not-taking of any such action with the prior written consent of the other parties hereto.

Confidentiality Agreement: the meaning set forth in Section 10.8.

Consent: any consent, order, approval, ratification, waiver or other authorization issued or granted by any Governmental Authority or any other Person, or any notice, registration or filing delivered to or filed with any Governmental Authority or any other Person, including any Permit.

Constellation Beers: Constellation Beers Ltd.

Contract: any agreement, contract, instrument, commitment, covenant, promissory note, bond, indenture, insurance policy, deed, lease, sublease, license, purchase order, sales order or other obligation or arrangement (whether written or oral) that is legally binding.

Current Production: Nominal capacity of Ten Million (10,000,000) hectoliters of Beer per annum.

De Minimis Claim: the meaning set forth in Section 7.5(a).

Debt Financing: the meaning set forth in Section 5.5(b).

Deductible: the meaning set forth in Section 7.5(a).

Depreciation and Amortization: (i) all depreciation and amortization of Piedras Negras included in Direct COGS or Brewery Operating Expense, and (ii) for the breweries of Noroeste and Zachatecas the allocated depreciation and amortization included in Direct COGS or Brewery Operating Expense calculated by multiplying the total depreciation and amortization of the brewery by the U.S. volume sold by the brewery and dividing this product by the total volumes (including U.S. volumes) sold by the brewery. For the avoidance of doubt, any depreciation and amortization in Allocated SG&A shall be excluded.

Diblo: the meaning set forth in the Recitals.

Dijon: the meaning set forth in the Recitals.

Direct COGS:

1.	For volumes sold from the brewery of Piedras Negras the Cost of Sales (Costo de cerveza marcas propias) for Piedras Negras brewery

2.	For volumes sold from the breweries of Noroeste and Zachatecas: the sum of (i) the Production Cost (Costo total de producción de cerveza) per hectoliter for export beer for each brewery multiplied by the U.S. volume sold from each brewery, where the Production Cost per hectoliter for such brewery will be calculated as the total Production Cost for export volume for such brewery divided by the total export volume produced in 2012 in that brewery and (ii) Cost of Goods Sold (Costo de cerveza marcas propias) not included in the Production Cost will be allocated to the U.S. volumes as set forth below:

a.	Costs that are exclusively born for U.S. export and identifiable as such in the accounting systems of Grupo Modelo;

b.	An allocation of such brewery cost exclusively born for the export business (including the U.S.), such allocation to be calculated by multiplying such brewery cost by the U.S. volumes for such brewery and dividing this product by the total Grupo Modelo export volumes (including U.S. volumes) for such brewery;

c.	An allocation of such brewery cost not specific to any segment, such allocation to be calculated by multiplying such brewery cost by the U.S. volumes for such brewery and dividing this product by the total Grupo Modelo volumes (including U.S. volumes) for such brewery;

d.	For the avoidance of doubt, costs that are exclusively born for the Mexico volume or non-U.S. export volume will not be included when calculating COGS.

3.	For U.S. volumes sold from the other breweries, the Direct COGS will equal the product of the volume-weighted average Direct COGS per hectoliter for U.S. volume as determined above for Piedras Negras, Zachatecas and Noroeste multiplied by the total U.S. volume sold from the other breweries.

DOJ Action: United States v. Anheuser-Busch InBev SA/NV and Grupo Modelo S.A.B. de C.V., Case 1:13-cv-00127 (January 31, 2013).

Dollars: dollars of the United States of America.

Due Date: with respect to any Tax Return, the date on which such Tax Return is due to be filed (taking into account any valid extensions).

EBITDA:

(i)	U.S. Sales plus

(ii)	Other Income less

(iii)	Direct COGS less

(iv)	Brewery Operating Expense plus/(minus)
(v)	Other Operating Income/(Expense) less

(vi)	U.S. Marketing Cost less

(vii)	Allocated SG&A plus

(viii)	Depreciation and Amortization

All of the foregoing amounts will be exclusively determined by reference to the information set forth or reflected in line items in the IFRS audited financial statements of Grupo Modelo and its Affiliates for the year 2012 or, if not set forth or reflected in such line items, based on (i) the entries set forth in Grupo Modelo’s accounting and reporting systems that are used to prepare Grupo Modelo’s IFRS audited financial statements and (ii) the categorizations as determined in Grupo Modelo’s standard reports, all with Mexican Peso amounts converted at a rate of 13.18 pesos per U.S. $, which represents the daily average exchange rate for Grupo Modelo’s sales to Crown Imports LLC in 2012. An example of the calculation of EBITDA is set forth as Exhibit C hereto.

Employee Benefit Plans: has the meaning set forth in Section 3.18(a).

Environmental Laws: all Laws pertaining to air and water quality, Hazardous Materials, and protection of the environment and human health, including but not limited to, all as amended: the Ley General del Equilibrio Ecológico y la Proteccion al Medio Ambiente, the Ley General para la Prevención y Gestión Integral de los Residuos and the Ley de Aguas Nacionales and the regulations issued in connection therewith, and all similar laws, statutes, codes and ordinances in each municipality in which the Piedras Negras Plant is located and of any other federal, state or local governmental agency, authority or bureau enacted, promulgated or amended under any of the foregoing.

Environmental Reports: all material assessments, reports or audits in the possession of ABI as of the date hereof regarding environmental matters associated with the Piedras Negras Plant or the Future Expansion, including any environmental Permits, hazardous materials business plans and notices alleging violations of any Environmental Laws or environmental Permit.

Equipment: all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property of every kind owned by the Company or used by the Company in the operation of the Piedras Negras Plant, and all computer software and computer systems used in or to support the operation thereof.

Final EBITDA Amount: the meaning set forth in Section 1.4(f).

Final Statement: the meaning set forth in Section 1.4(f).

Financial Information: the meaning set forth in Section 3.8.

Financing: the meaning set forth in Section 4.8.

Financing Commitment: the meaning set forth in Section 4.8.

Future Expansion: the construction and completion of expansion phases II and III of the Piedras Negras Plant, which, once complete will allow the Piedras Negras Plant to brew and bottle a nominal capacity of twenty million (20,000,000) hectoliters of Beer per annum.

GAAP: generally accepted accounting principles, consistently applied.

Glass Plant: the plant as of the date hereof that is owned by Industria Vidriera de Coahuila, S.A. de C.V. and located in Coahuila, Mexico.

GM Agreement: the Transaction Agreement by and among Grupo Modelo, S.A.B. de C.V., Diblo, S.A. de C.V., Anheuser-Busch InBev SA/NV, Anheuser-Busch International Holdings, Inc. and Anheuser-Busch México Holdings, S. de R.L. de C.V., dated as of June 28, 2012.

GMC: the meaning set forth in the Recitals.

GM Transaction: the meaning set forth in the Recitals.

Governmental Authority: any foreign or domestic, federal, state, provincial, local, municipal or other governmental judicial, arbitral, legislative, executive or regulatory department, division, commission, administration, board, bureau, agency, court, tribunal, instrumentality or other body (whether temporary, preliminary or permanent).

Governmental Order: any order, writ, judgment, injunction, decree, declaration, stipulation, determination or award entered by or with any Governmental Authority.

Grupo Modelo: the meaning set forth in the Recitals.

Hazardous Materials: any substance, material or waste, regardless of quantity or concentration, that is: (1) regulated under or defined as, or otherwise included in the definition of, a “hazardous waste,” “hazardous material,” “hazardous substance,” “acutely hazardous waste”, “toxic substance”, pollutant, toxic pollutant, or “restricted hazardous waste” under any applicable Environmental Law, (2) petroleum, petroleum product or petroleum distillate, (3) asbestos, (4) polychlorinated biphenyls and constituents and degradation products of any of the foregoing.

HSR Act: the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

IFRS: the International Financial Reporting Standards consistently applied.

Importer: the meaning set forth in the Recitals.

Importer Interest: the meaning set forth in the Recitals.

Indemnified Party: an ABI Indemnified Party or a CBI Indemnified Party.

Indemnifying Party: the meaning set forth in Section 7.4(a).

Indemnity Cap: the meaning set forth in Section 7.5(a).

Independent Accountant: the meaning set forth in Section 1.4(f).

Initial EBITDA Accountant: the meaning set forth in Section 1.4(a).

Initial EBITDA Amount: the meaning set forth in Section 1.4(a).

Initial Statement: the meaning set forth in Section 1.4(a).

Intercompany Agreements: Contracts and other instruments between any of the Companies, on the one hand, and Grupo Modelo or any Affiliate of Grupo Modelo (other than the Companies), on the other hand.

Interim Supply Agreement: that certain Interim Supply Agreement by and between Grupo Modelo and Importer, and to be executed at the MIPA Transaction Closing.

Inventory: the meaning set forth in Section 3.16.

Knowledge: (i) with reference to ABI or a Company, the actual knowledge (after reasonable inquiry and investigation) of those Persons listed on Section 9.1(a) of the ABI Disclosure Letter and (ii) with reference to the Buyer Parties, the actual knowledge (after reasonable inquiry and investigation of those Persons listed on Section 9.1(a) of the ABI Disclosure Letter.

Land: that certain real property located in Nava, Coahuila, Mexico comprised of approximately 750 acres and more specifically described as follows: Rustic Property located at the Federal Highway No. 57 ( Monclova-Piedras Negras), Km. 233+200, Official No. 85, Río Escondido, Municipality of Nava, State of Coahuila, Mexico, with an extension of 334-04-70 Acres, and the description specified in the Public Deeds No. 165, 187 and 17, and related documents.

Laws: (i) any constitution, statute, law, code, ordinance, regulation, treaty, rule, common law, policy or interpretation enacted, published or promulgated by any Governmental Authority, including, but not limited to, laws and regulations applicable to the production and sale of alcoholic beverage products, “dram shop” laws, safety laws, building, health, fire, safety, subdivision, zoning and other similar regulatory laws or other similar regulations; and (ii) with respect to a particular Person, the terms of any Governmental Order or Permit binding upon such Person or its assets or properties.

License Agreement: the Amended and Restated Sub-License Agreement dated as of the Closing Date between Marcas Modelo, S.A. de C.V. and Constellation Beers in the form attached hereto as Exhibit A.

License Purchase Price: the meaning set forth in Schedule 1.3(1).

Lien: any mortgage, pledge, deed of trust, lien (including environmental and Tax liens), hypothecation, charge, claim, security interest, title defect, encumbrance, burden, charge or other similar restriction, lease, sublease, claim, title retention agreement, preferential arrangement, option, easement, covenant, encroachment or other adverse claim of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

Losses: all losses, damages, costs, expenses, liabilities, obligations, Taxes and claims of any kind (including any action brought by any Governmental Authority or other Person and including reasonable attorneys’ fees disbursements).

Marcas Modelo: Marcas Modelo, S.A. de. C.V.

Material Contracts: all Contracts in effect as of the date hereof to which the Company is a party (and, including, without limitation, all Contracts relating or pertaining to the ownership, operation or use of the Piedras Negras Plant or the Future Expansion) that (i) contain a term that is equal to or greater than one (1) year and (ii) impose obligations on ABI that equal to or exceed Five Hundred Thousand Dollars ($500,000) over the course of any twelve (12) month period.

MIPA: the meaning set forth in the Recitals.

MIPA Transaction: the meaning set forth in the Recitals.

MIPA Transaction Closing: the Closing (as defined in the MIPA).

Non-GM Beer: any Beer other than the Product (as defined in the License Agreement) or a Brand Extension Beer (as defined in the License Agreement).

Notice of Disagreement: the meaning set forth in Section 1.4(e).

Offering Document: the meaning set forth in Section 5.5(b)(ii).

Organizational Documents: with respect to any corporation, its articles or certificate of incorporation and by-laws, and with respect to any other type of entity, its organizational documents.

Other Income: (i) Other Income of the brewery of Piedras Negras net of any cost linked to such other income, (ii) royalty income from U.S. volumes and (iii) marketing income resulting from reimbursement by Crown Imports LLC.

Other Operating Income/Expense: Otros (gastos) y productos -neto- of the brewery of Piedras Negras.

Permit: any permit (including, without limitation, building, housing, safety, fire, health, subdivision, zoning, water, wastewater, drainage and irrigation permits), license, exemption, variance, registration, security clearance, approval, membership, certificates (including, without limitation, any certificate(s) of occupancy), consents, orders, decrees, notifications or other authorization issued or granted by any Governmental Authority.

Permitted Liens: (i) Liens for Taxes, assessments or other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (ii) restrictions on transfer imposed by applicable securities laws or state corporation, limited liability or partnership laws; (iii) Liens arising under this Agreement or the Ancillary Agreements; and (iv) Liens created by CBI or its Affiliates.

Person: any natural person, firm, partnership, association, corporation, company, trust, business trust, Governmental Authority or other entity.

Piedras Negras Plant: the brewery owned as of the date hereof by the Company and located on the Land and, including, but not limited to, all structures, buildings, building systems irrigation systems, drainage systems, wells, septic systems, roads, fixtures and other improvements on such Land.

Plant Force Majeure: any event (other than a strike, lockout or other labor or industrial dispute) including (a) fire, explosion, earth quake, flood, storm, blight, drought, plague, act of God or other act of nature, casualty, act of terrorism, war, riots or civil disturbances, government regulations, or acts of civil or military authorities; (b) any taking or pending or threatened taking, in condemnation or under the right of eminent domain or similar right, of the Plant Property, or a portion thereof; or (c) inability to obtain, or malfunction or breakdown of, any machinery or equipment, failure or malfunction of any utilities or telecommunications systems or common carriers, water, labor, material or fuel shortages; in each case to the extent causing the Piedras Negras Plant to be unable to manufacture, bottle, and package at least thirty percent (30%) of its daily production of Beer (measured with respect to average daily production of Beer in the preceding 12 months) for a period of 60 consecutive days.

Plant Property: means, collectively, the Land and the Piedras Negras Plant.

Post-Closing Period: any taxable period that begins after the Closing Date.

Post-Closing Straddle Period: the portion of any Straddle Period that begins after the Closing Date.

Pre-Closing Period: any taxable period that ends on or before the Closing Date.

Pre-Closing Straddle Period: the portion of any Straddle Period that ends on or before the Closing Date.

Preliminary Adjustment Amount: the meaning set forth in Section 1.4(a).

Purchase: the meaning set forth in Section 1.1.

Purchase Price: the meaning set forth in Section 1.3.

Purchase Price Adjustment: the meaning set forth in Section 1.4(h).

Recipients: the meaning set forth in Section 5.12(o).

Remedial Action: the meaning set forth in Section 5.2.

Representatives: the directors, officers, employees, agents, consultants, advisors, (including legal, financial and accounting advisors), and other representatives of ABI, the Companies, CBI and their respective Affiliates, as applicable.

Required Information: the meaning set forth in Section 5.5(b)(i).

Right Pocket: the meaning set forth in Section 5.15(a).

Servicios Company: the meaning set forth in the Recitals.

Servicios Company Securities: any shares of capital stock or other equity interests in, or securities of, the Servicios Company or any securities, rights or obligations convertible into, exchangeable for or exercisable to acquire any securities of the Servicios Company.

Servicios Company Shares: the meaning set forth in the Recitals.

Shares: the meaning set forth in the Recitals.

Share Permitted Liens: restrictions on transfer imposed by applicable securities law.

SPA Termination Fee: the meaning set forth in Section 8.2(c).

Specified Court: the meaning set forth in Section 10.13.

Straddle Period: any taxable period that begins on or before and ends after the Closing Date.

Subsidiary: with respect to any Person (other than a natural Person) means any other Person of which (a) the first mentioned Person or any Subsidiary thereof is a general partner, (b) voting power to elect a majority of the board of directors or others performing similar functions with respect to such other Person is held by the first mentioned Person and/or by any one or more of its Subsidiaries or (c) at least 50% of the equity interests of such other Person is, directly or indirectly, owned or controlled by such first mentioned Person and/or by any one or more of its Subsidiaries.

Target EBITDA Amount: $310,000,000.

Tax: (a) all foreign, U.S. federal, state or local taxes, fees, assessments, levies or other governmental charges whatsoever, including all income, gross receipts, franchise, withholding, unemployment insurance, social security, sales, use, excise, real and personal property, municipal, capital, stamp, transfer, license, payroll, VAT and workers’ compensation taxes, or any liability for any of the foregoing together with all interest, penalties and additions imposed by any Governmental Authority responsible for the imposition of any Tax (foreign or domestic) (a “Taxing Authority”) as a transferee or successor and (b) liability for the payment of any amounts of the type described in (a) as a result of being a party to any agreement or any express or implied obligation to indemnify another Person.

Tax Contest: an audit, claim, dispute, controversy, hearing, or administrative, judicial, or other proceeding relating to Taxes or Tax Returns.

Tax Return: all returns, certifications, forms, reports or other information required to be supplied to any Taxing Authority relating to Taxes including any attachments thereto.

Taxing Authority: the meaning set forth in the definition of Taxes set forth in this Section 9.1.

Third-Party Claim: the meaning set forth in Section 7.4(a).

Third-Party Sale Agreement: the meaning set forth in Section 5.8(b).

Transition Services Agreement: Transition Services Agreement by and between ABI and CBI in the form attached hereto as Exhibit B.

Up-Front Payment: the portion of the purchase price allocated to the License Purchase Price which is being paid as consideration for the licenses granted to Constellation Beers as of the date hereof pursuant to the License Agreement.

U.S. Marketing Cost: [****]

U.S. Sales: all revenues derived by Grupo Modelo and its Affiliates from selling Product (as defined in the Importer Agreement between Extrade II, S.A. de C.V. and Crown Imports LLC, dated January 2, 2007, as amended to the date hereof) to Importer and its Affiliates in 2012 net of any discounts for early payment and rebates released from ‘(Gastos) y productas financieros – neto’ of Grupo Modelo’s trial balance (for the avoidance of doubt, only such discounts and rebates shall be netted and not any other items of (Gastos) y productas financieros – neto’).

Utilities Facilities: the meaning set forth in Section 3.15(f).

Wrong Pocket: the meaning set forth in Section 5.15(a).

Wrong Pocket Asset: the meaning set forth in Section 5.15(a).

Wrong Pocket Liability: the meaning set forth in Section 5.15(a).

9.2 Certain Interpretive Matters. In this Agreement, unless the context otherwise requires: words of the masculine or neuter gender shall include the masculine and/or feminine gender, and words in the singular number or in the plural number shall each include the singular number or the plural number;

(b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(c) reference to any agreement (including this Agreement) or other Contract or any document means such agreement, Contract or document as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof;

(d) all amounts in this Agreement and the Ancillary Agreements are stated and shall be paid in United States dollars unless specifically otherwise provided;

(e) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term;

(f) relative to the determination of any period of time, “from” means “from and including”, “to” means “to but excluding” and “through” means “through and including;”

(g) “hereto”, “herein”, “hereof”, “hereinafter” and similar expressions refer to this Agreement in its entirety, and not to any particular Article, Section, paragraph or other part of this Agreement;

50

[****]	Confidential information omitted.

(h) reference to any “Article” or “Section” means the corresponding Article(s) or Section(s) of this Agreement;

(i) the descriptive headings of Articles, Sections, paragraphs and other parts of this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement or any of the terms or provisions hereof;

(j) reference to any Law or Governmental Order, means (A) such Law or Order as amended, modified, codified, supplemented or reenacted, in whole or in part, and in effect from time to time; and (B) any comparable successor Laws or Governmental Orders; and

(k) any Contract, instrument, insurance policy, certificate or other document defined or referred to in this Agreement means such Contract, instrument, insurance policy, certificate or other document as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or Consent and all attachments thereto and instruments and other documents incorporated therein.

ARTICLE X

GENERAL PROVISIONS

10.1 Expenses. Except as otherwise specifically provided in this Agreement, ABI and CBI shall bear their respective expenses, costs and fees (including attorneys’, auditors’ and financing fees, if any) in connection with the transactions contemplated hereby, including the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the transactions contemplated hereby are effected.

10.2 Further Actions. Each party shall execute and deliver such certificates and other documents and take such other actions as may reasonably be requested by the other party in order to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

10.3 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed, certified or registered mail with postage prepaid, (c) sent by next-day or overnight mail or delivery or (d) sent by fax or telegram, as follows:

If to CBI:

Constellation Brands, Inc.

207 High Point Drive

Building 100

Victor, New York 14564

Attn: General Counsel

Telephone: +1 (585) 678-7266

Fax: +1 (585) 678-7103

with a required copy (which copy shall not constitute notice hereunder) to:

Nixon Peabody LLP

1300 Clinton Square

Rochester, New York 14604

Attn: James O. Bourdeau

Telephone: +1 (585) 263-1000

Fax: +1 (585) 263-1600

If to ABI:

Anheuser-Busch InBev SA/NV

Brouwerijplein 1

Leuven 3000

Belgium

Attn: Chief Legal Officer & Company Secretary

Telephone: +32 16 276942

Fax: +32 16 506699

with a copy (which copy shall not constitute notice hereunder) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attn: Frank J. Aquila

  George J. Sampas

  Krishna Veeraraghavan

Telephone: +1 (212) 558-4000

Fax: +1 (212) 558-3588

or, in each case, at such other address as may be specified in writing to the other party hereto.

All such notices, requests, demands, waivers and other communications so delivered, mailed or sent shall be deemed to have been received (i) if by personal delivery, on the day delivered, (ii) if by certified or registered mail, on the date of receipt, (iii) if by next-day or overnight mail or delivery, on the day delivered or (iv) if by fax or telegram, on the day on which such fax or telegram was sent, provided that a copy is also sent by certified or registered mail.

10.4 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.

10.5 Disclosure Letters. Any disclosure contained in the ABI Disclosure Letter shall apply to any other section or subsection of such disclosure letter, where the applicability of such disclosure is reasonably apparent. The mere inclusion of any item in a disclosure letter as an exception to a representation or warranty of CBI or ABI in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a Company Material Adverse Effect or trigger any other materiality qualification.

10.6 Assignment; Successors; Third-Party Beneficiaries. This Agreement shall not be assignable by any party hereto without the prior written consent of all of the other parties and any attempt to assign this Agreement without such consent shall be void and of no effect, except that ABI or CBI may assign, in whole or from time to time in part, to one or more of their respective Affiliates, any of their rights hereunder, but no such transfer or assignment shall relieve ABI or CBI of their respective obligations under this Agreement, as applicable.

10.7 Amendment; Waivers, Etc.No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. The waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

10.8 Entire Agreement. This Agreement (including the schedules and exhibits hereto, which are incorporated into this Agreement by this reference and made a part hereof), the Confidentiality Agreement, dated as of May 26, 2012, by and between CBI, ABI and solely with respect to Section 2 thereof, Grupo Modelo (the “Confidentiality Agreement”), each of the Ancillary Agreements, the MIPA and the Interim Supply Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof, and supersede all prior or contemporaneous agreements and understandings, whether written or oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof.

10.9 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction in such manner as shall effect as nearly as lawfully possible the purposes and intent of such invalid, illegal or unenforceable provision.

10.10 Headings. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

10.11 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

10.12 Governing Law. This Agreement shall be governed by, enforced pursuant with and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles, to the extent such principles are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction.

10.13 Consent to Jurisdiction/Venue. Each party hereto hereby waives, to the extent permitted by Law, all jurisdictional defenses, objections as to venue and any rights to appeal, review or nullify such award by any court or tribunal. Each of the parties hereby submits to the exclusive jurisdiction of any court of competent jurisdiction in any Federal or State Court in the City of New York, County of New York, (the “Specified Court”) in any action, suit or proceeding arising out of or relating to this Agreement and the non-exclusive jurisdiction of the Specified Court with respect to the enforcement of any award thereunder.

10.14 Specific Performance. (a) Each of the parties hereto hereby agree that (i) the Shares are a unique property, and (ii) irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached, and that monetary damages or other legal remedies would not be an adequate remedy for any failure to purchase or sell the Shares or consummate the Purchase or for any such damages. Accordingly, except as otherwise provided in Section 7.6, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by ABI, on the one hand, or the Buyer Parties, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, ABI, on the one hand, and the Buyer Parties, on the other hand, shall be entitled, in addition to all other remedies available under Law or equity, to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other (as applicable) under this Agreement, and this right shall include the right of ABI to cause CBI to fully enforce the terms of the Financing Commitment, including by requiring CBI to file one or more lawsuits against the lenders party to the Financing Commitment to fully enforce the obligations of such lenders under the Financing Commitment, as well as the right of CBI to cause ABI to cause the Shares to be transferred to the Buyer Parties upon satisfaction or waiver of all conditions to ABI’s obligation to transfer, or cause to be transferred, such Shares to the Buyer Parties.

(b) Each of ABI, on the one hand, and the Buyer Parties, on the other hand, hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by ABI or the Buyer Parties, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of ABI or the Buyer Parties, as applicable, under this Agreement. Any party seeking an injunction or injunctions to prevent breaches or threatened breaches of, or to enforce compliance with, the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. Subject to Section 7.6, the parties hereto further agree that (x) by seeking the remedies provided for in this Section 10.14, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) and (y) nothing set forth in this Section 10.14 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 10.14 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 10.14 or anything set forth in this Section 10.14 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter. For the avoidance of doubt, the Buyer Parties acknowledge and hereby agree that ABI may pursue both a grant of specific performance and the Drag-Along Right (as defined in the MIPA), provided that ABI shall not be permitted or entitled to receive both a grant of specific performance and to consummate a Participatory Transaction (as defined in the MIPA). Unless the Closing has occurred, ABI’s right to specific performance contained in this Section 10.14 and its rights pursuant to the Drag-Along Right (as defined in the MIPA) in Section 12.5(b) of the MIPA shall be its sole and exclusive remedy for any breach or threatened breach of this Agreement by CBI.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

ANHEUSER-BUSCH INBEV SA/NV

/s/ Robert Golden		/s/ John Blood
By:
Name:	Bob Golden	John Blood
Title:	Authorized	Authorized
	Representative	Representative

CONSTELLATION BRANDS, INC.

/s/ Robert Sands
By:
Name:	Robert Sands
Title:	President and CEO

[Signature Page to SPA]

EXHIBIT A

FORM OF LICENSE AGREEMENT

A - 1

EXECUTION COPY

CONFIDENTIAL

EXHIBIT B

TO EXECUTION COPY OF AMENDED MEMBERSHIP

INTEREST PURCHASE AGREEMENT

AMENDED AND RESTATED SUB-LICENSE AGREEMENT

BETWEEN

MARCAS MODELO, S.A. DE C.V.

AND

CONSTELLATION BEERS LTD.

DATED: ________, 2013

AMENDED AND RESTATED SUB-LICENSE AGREEMENT

This Amended and Restated Sub-license Agreement (“Agreement”), dated this          day of             , 2013, is by and between Marcas Modelo, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (“Marcas Modelo”), and Constellation Beers Ltd., a Maryland corporation (“Constellation Beers”), and amends and replaces, in its entirety, that certain Sublicense Agreement dated the 2nd day of January, 2007, as subsequently amended (the “Original Agreement”) by and between Marcas Modelo and Crown Imports LLC, a Delaware limited liability company (“Crown”).

WITNESSETH:

WHEREAS, on July 17, 2006, Diblo, S.A. de C.V., a Mexican variable stock corporation, and Barton Beers, Ltd., a Maryland corporation (“Barton”), agreed to establish and engage in a joint venture for the principal purpose of importing, marketing and selling Product (as defined below), and, in connection therewith, on January 2, 2007, caused Crown to be formed and Crown and Extrade II, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (“Extrade II”) to enter into the Original Agreement;

WHEREAS, on February 4, 2009, Barton changed its name to Constellation Beers Ltd.;

WHEREAS, on June 28, 2012, Anheuser-Busch InBev SA/NV (“ABI”), Constellation Brands, Inc. (“Constellation”), Constellation Beers and Constellation Brands Beach Holdings, Inc. (“Beach Holdings”) entered into that certain Membership Interest Purchase Agreement (the “Membership Interest Purchase Agreement”), pursuant to which ABI and Constellation agreed, inter alia, to amend and restate the Original Agreement;

WHEREAS, on [•], 2013, ABI, Constellation, Constellation Beers and Beach Holdings amended the Membership Interest Purchase Agreement to provide for the amendment and restatement of the Original Agreement as set forth herein;

WHEREAS, on [ ] 2013, ABI and CBI have entered into that certain Stock Purchase Agreement (the “Brewery SPA”), pursuant to which CBI agreed to purchase, or cause to be purchased by its designee(s), all of the issued and outstanding shares of capital stock of Compañia Cervecera de Coahuila, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico, and all of the issued and outstanding shares of capital stock of Servicios Modelo de Coahuila, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico;

WHEREAS, pursuant to the Interim Supply Agreement (as defined below), beginning on the date hereof, Grupo Modelo (defined below) will supply to Crown Interim Products (as defined below);

WHEREAS, substantially contemporaneously with the execution of this Agreement, Constellation Beers or its assignee intends to sublicense directly or indirectly certain rights provided by this Agreement to Crown (the “Crown Sub-License”);

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WHEREAS, for United States federal income tax purposes, Marcas Modelo and Constellation Beers intend to treat the execution of this Agreement together with the Crown Sub-License as a sale by Marcas Modelo of its rights and responsibilities under the Original Agreement, together with such other rights and responsibilities as are further described in this Agreement, to Constellation Beers in exchange for all or a portion of the payments provided for in that certain Brewery SPA, dated as of February         , 2013, by and between ABI and Constellation; and

WHEREAS, it is the intent of the parties that Constellation Beers shall have the right to make, and have made Importer Products (as defined below), pursuant to the terms of this Agreement and Marcas Modelo agrees to grant Constellation Beers the rights set forth herein with respect thereto.

NOW, THEREFORE, in consideration of the payment as provided for in that certain Brewery SPA, dated as of February         , 2013, by and between ABI and Constellation, and those covenants and promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 For purposes of this Agreement, the following terms have the meanings set forth below:

“ABI” has the meaning assigned to that term in the Recitals.

“Abandoned Trademarks” means those trademarks evidenced by the trademark applications and registrations described in Exhibit A to this Agreement.

“Additional Trademarks” means those trademarks evidenced by the trademark applications and registrations described in Exhibit B to this Agreement, as such Exhibit may be amended or supplemented from time to time in accordance with this Agreement.

“Affiliate” of any Person means any other Person which, directly or indirectly, controls or is controlled by that Person, or is under common control with that Person. For purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning assigned to that term in the Preamble.

“Barton” has the meaning assigned to that term in the Recitals.

“Beach Holdings” has the meaning assigned to that term in the Recitals.

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“Beer” means beer, ale, porter, stout, malt beverages, and any other versions or combinations of the foregoing, including non-alcoholic versions of any of the foregoing.

“Bottle Designs” means the shape and designs of [glass] bottles that bear any Trademark or constitute Trade Dress.

“Brand Extension Beer” means Beer packaged in Containers bearing a Brand Extension Mark.

“Brand Extension Mark” means a Mark that is a derivative of one or more of the Trademarks for use in the marketing, merchandising, promotion, advertisement (including sponsorship activities in connection with the foregoing), licensing, distribution and sale of Mexican-style Beer.

“Brand Guidelines” means the applicable Brand Guidelines for an Interim Product or Importer Product as attached hereto as Exhibit C.

“Brewery SPA” has the meaning assigned to that term in the Recitals.

“Brewing Territory” means Mexico; provided however, if at any time after the date of this Agreement (a) Modelo Group manufacturers or has manufactured on its behalf any Product outside of Mexico (other than as a result of a Force Majeure Event, and in that case, only to the extent of, and for the duration of, such Force Majeure Event), the “Brewing Territory” with respect to such Product shall automatically be deemed to be worldwide; and (b) upon occurrence of a Force Majeure Event adversely affecting the capacity of the brewing facilities of Constellation or its Affiliates in Mexico to meet demand for Products, then, for the duration of such Force Majeure Event, the Brewing Territory with respect to Beer produced at such facility shall be worldwide.

“Business Day” means any day, other than Saturday, Sunday or a day on which banking institutions in New York, New York, Chicago, Illinois, or Mexico City, Mexico are authorized or obligated by law to close.

“Chelada Trademarks” means those Trademarks evidenced by the trademark registrations and applications described in Exhibit E to this Agreement.

“Confidential Information” means all information and materials regarding the business of either party that are identified in writing by the party to be confidential information or which a party should reasonably believe to be confidential information of a party, including business plans, formulas, know-how, financial information, historical financial statements, financial projections and budgets, historical and projected sales, pricing strategies and other pricing information, marketing plans, research and consumer insights, capital spending budgets and plans, the names and backgrounds of key personnel, personnel policies, plans, training techniques and materials, organizational strategies and plans, employment or consulting agreement information, customer agreements and information (including for distributors or retailers), names and terms of arrangements with vendors or suppliers, or other similar information, all of which includes all non-public data, information and materials delivered to Marcas Modelo or Grupo Modelo pursuant to the inspection rights set forth herein, including

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Sections 3.6, 3.7 and 3.8, whether or not marked as or otherwise reasonably believed to be confidential. Inadvertent failure to identify information as confidential, may be corrected by the producing person by written notice to the other party, and once confidential information has been identified as Confidential Information by a party, failure to do so in all communications containing that information shall not cause the information to be treated in a non-confidential manner. “Confidential Information” does not include, however, information which (a) is or becomes generally available to the public other than as a result of a breach by the receiving party or its Affiliates of its obligations of confidentiality and non-use set forth herein, (b) was available to the receiving party or its Affiliates on a non-confidential basis prior to its disclosure by the disclosing party, or (c) becomes available to the receiving party on a non-confidential basis from a person other than Constellation Beers or any of its Affiliates.

“Confidentiality Agreement” has the meaning assigned to that term in Section 9.6.

“confusingly similar” (or “likely to cause confusion”) means, with respect to any use of a Mark or elements of trade dress that are protectable under applicable law, that such use would be determined to give rise to a likelihood of confusion pursuant to federal trademark law as interpreted and applied in the federal courts in the State of New York.

“Constellation” has the meaning assigned to that term in the Recitals.

“Constellation Beers” shall have the meaning assigned to that term in the Preamble, and shall include any assign of Constellation Beers permitted under Section 8.1 of this Agreement, and in connection with the importation and distribution of Product in the Territory.

“Constellation Beers Indemnitees” has the meaning assigned to that term in Section 5.2.

“Container” means the bottle, can, keg or similar receptacle in which the Beer is directly placed.

“Crown” has the meaning assigned to that term in the Preamble.

“Crown Sub-License” has the meaning assigned to that term in the Recitals.

“Crown Trademarks” means those Trademarks evidenced by the following trademark registration numbers 3,584,879 (Crown Imports) and 3,581,601 (Crown Imports and Design).

“Damages” has the meaning assigned to that term in Section 5.1.

“Disagreement Notice” has the meaning assigned to that term in Section 3.10(b).

“Eligible Supplier” means a Person, other than Constellation Beers and Grupo Modelo, that is capable of manufacturing Importer Products in a manner that meets or exceeds the Quality Standards.

“Extrade II” has the meaning assigned to that term in the Recitals.

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“Force Majeure Event” means events or circumstances beyond the reasonable control of a party that significantly interfere with such party’s ability to manufacture Product at any brewing facility or deliver the Products to the Territory such as such events or circumstances arising from acts of God, strikes, lockouts or industrial disputes or disturbances, changes in law or governmental regulations, any taking or pending taking in condemnation or under the right of eminent domain or similar right, acts of civil or military authorities, civil disturbances, arrests or restraint from rulers or people, wars, acts of terrorism, riots, blockades, insurrections, epidemics, blights, plagues, landslides, lightning, earthquakes, fire, storm, weather, floods, washouts, explosions, strikes, the inability to obtain raw materials, the malfunction or breakdown of any machinery or equipment, the failure or malfunction of any utilities, telecommunications systems or common carriers, any labor, material or fuel shortages, or other physical supply or distribution constraints.

“Grupo Modelo” means Grupo Modelo, S.A.B. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico, and its Subsidiaries, or any of them.

“Importer Product” means Product or Brand Extension Beer produced in the Brewing Territory by Constellation Beers or on behalf of Constellation Beers or an Affiliate of Constellation Beers by a Supplier pursuant to a Supply Agreement, in each case, solely for import, distribution and sale, including resale, by Constellation Beers in the Territory.

“Interim Product” means Product supplied to Constellation Beers pursuant to the Interim Supply Agreement.

“Interim Supply Agreement” means that certain Interim Supply Agreement dated as of [•] by and between Grupo Modelo, S.A.B de C.V., and Crown.

“law”, unless otherwise expressly stated in this Agreement, includes statutes, regulations, decrees, ordinances and other governmental requirements, whether federal, state, local or of other authority.

“Liability Insurance” has the meaning assigned to that term in Section 5.3.

“Licensed Copyrights” means all copyrights owned by either Constellation Beers or its Affiliates or Grupo Modelo, in each case, in and to Marketing Materials and Secondary Marketing Materials, as applicable.

“Licensed Intellectual Property” means the Licensed Copyrights, Licensed Other IP, Licensed Patents and the Trademarks.

“Licensed Other IP” means any of the following rights, including intellectual property rights, that are owned or controlled by Grupo Modelo existing as of the date of this Agreement or required to be provided pursuant to this Agreement with respect to Interim Products or Importer Products: (a) the Recipes, (b) the trade secrets and know-how (including methods and processes), that are used for formulating, manufacturing, producing and packaging Products, (c) protectable elements of the Trade Dress, and (d) the mold designs that may be protectable that are used in the manufacturing process of Containers for the Products for import, distribution and sale in the Territory.

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“Licensed Patents” means all patents and any pending patent applications, if any, that are (a) owned as of the date of this Agreement by Grupo Modelo entities that are engaged in brewing, bottling or packaging of Products for distribution in the Territory (including divisions, continuations, continuations-in-part, extensions and reissues claiming priority to any of the foregoing patents or patent applications), and (b) practiced as of the date of this Agreement by Grupo Modelo in the formulation, manufacture, production or packaging of Products for distribution in the Territory.

“Marcas Modelo” has the meaning assigned to that term in the Preamble.

“Marketing Materials” means sales collateral, promotional materials, advertisements, slogans, taglines, developed by either Constellation Beers or its Affiliates or Grupo Modelo, whether or not works of authorship, registered or unregistered, used in conjunction with the advertising, promotion and marketing of Products in the Territory, provided, however, that “Secondary Marketing Materials” are not included therein.

“Marks” means any and all trademarks, service marks, trade names, taglines, company names, and logos, including unregistered and common-law rights in the foregoing, and rights under registrations of and applications to register the foregoing.

“Membership Interest Purchase Agreement” has the meaning assigned to that term in the Recitals.

“Mexican-style Beer” means any Beer bearing the Trademarks that does not bear any trademarks, trade names or trade dress that would reasonably be interpreted to imply to consumers in the Territory an origin other than Mexico.

“Modelo Group” means Grupo Modelo and all Persons that, now or in the future, are related to Grupo Modelo by virtue of Grupo Modelo’s direct or indirect share ownership in such Person, and any Affiliates thereof, and ABI, Anheuser-Busch Companies, LLC, Anheuser-Busch International, Inc., Anheuser-Busch International Holdings, LLC, and any of their respective Affiliates.

“Modelo Indemnitees” has the meaning assigned to that term in Section 5.1.

“Non-Exclusive Trademarks” means those Trademarks evidenced by the trademark registrations and applications described in Exhibit F to this Agreement.

“Original Agreement” has the meaning assigned to that term in the Preamble.

“Packaging” means cases, cartons or the like into which Containers may be placed, or other packaging into which such cases, cartons or the like themselves may be placed for transport, shipping or display, or delivery to consumers.

“Parent Product” means a Product bearing a Parent Trademark.

“Parent Trademark” means a Trademark from which a Brand Extension Mark is derived.

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“Permitted Corporate Reference” has the meaning assigned to that term in Section 2.5(b).

“Person” means any individual, corporation, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, a company with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal representative, regulatory body or agency, government or governmental agency, authority or entity, however designated or constituted.

“Product” means Beer packaged in Containers bearing one or more of the Trademarks.

“Qualified Brewmaster” means a brewmaster that is independent and impartial and recognized in the Beer brewing industry for his or her expertise relating to the subject matter at issue.

“Quality Default” means either (a) a defect in a Product or Packaging, or (b) a deviation from the intended recipe and taste formula or Technical Specifications for any Product which causes an adverse change in intended taste, consistency or mouth feel of the Product, in each case, that would reasonably be perceptible by a consumer.

“Quality Default Cure Failure” has the meaning assigned to that term in Section 3.10(a).

“Quality Default Cure Failure Notice” has the meaning assigned to that term in Section 3.10(a).

“Quality Default Notice” has the meaning assigned to that term in Section 3.10(a).

“Quality Standards” with respect to the Beer, means that such Beer is consistently produced pursuant to the Recipe and Technical Specifications for such Product without a Quality Default; provided, however, that in all cases the Product, including physical and sensory characteristics of such Product, shall be merchantable, meet any applicable regulatory standards, and shall be free from microbiological defects and defects in aroma, flavor or appearance, such that such Importer Product would not be deemed to be defective by a Qualified Brewmaster. With respect to Containers, “Quality Standards” means that they are merchantable, meet any applicable regulatory standards, and are sufficient to contain, ship and store Product for the requisite planned period as set out in Section 3.3.

“Recipe” means the description and measure of ingredients, raw materials, yeast cultures, formulas, brewing processes, equipment, and other information that is reasonably necessary for a brewmaster to produce a particular Beer and includes any Recipe for a Product existing as of the date hereof and any Recipe delivered by either party to the other party under this Agreement, or otherwise used or developed in compliance with this Agreement, after the date hereof.

“representatives” means, with respect to Marcas Modelo, any employee or agent of Marcas Modelo, but excluding any employee or agent involved in the marketing, sale, production or pricing of Beer in the Territory for the Modelo Group.

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“Secondary Marketing Materials” means images, photography, displays, slogans, taglines which do not employ the Trademarks or the Trade Dress; for clarity, event promotional materials, colors of displays and the like shall be considered “Secondary Marketing Materials.”

“Subsidiary” means, with respect to any Person, a corporation, partnership, joint venture, limited liability company, trust, estate or other Person of which (or in which), directly or indirectly, more than fifty percent (50%) of (a) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors, managers or others performing similar functions of such entity (irrespective of whether at the time capital stock of any other class or classes of such entity shall or might have voting power upon the occurrence of any contingency), (b) the interest in the capital or profits of such partnership, joint venture or limited liability company or other Person or (c) the beneficial interest in such trust or estate is at the time owned by such first Person, or by such first Person and one (1) or more of its other Subsidiaries or by one (1) or more of such Person’s other Subsidiaries.

“Supplier” means an Eligible Supplier that has entered into a Supply Agreement with Constellation Beers.

“Supply Agreement” means an agreement that complies with the requirements set forth in this Agreement between Constellation Beers and an Eligible Supplier for such Eligible Supplier to manufacture, bottle or package Importer Products.

“Technical Specifications” means those technical specifications used by or on behalf of Marcas Modelo or any of its Affiliates with respect to the manufacture, bottling and packaging of Importer Products or Interim Products as may be amended from time to time as permitted in this Agreement. It shall not be considered a breach hereof if technical specifications and processes are changed to equivalent technical specifications and processes, so long as the resulting technical and chemical attributes of the Products resulting therefrom do not impair the finished product, as would be determined by a reasonable Qualified Brewmaster.

“Territory” means the fifty states of the United States of America, the District of Columbia and Guam.

“Third Party” means a Person other than Marcas Modelo and its Affiliates and other than Constellation Beers and its Affiliates.

“Trade Dress” means the print, style, font, color, graphics, labels, packaging and other elements of trade dress (including Bottle Designs or other Container designs) that are (a) used on or in connection with Products as of the date hereof (including the Bottle Designs as of the date hereof for Corona, Negra Modelo and Modelo Especial), or (b) permitted pursuant to this Agreement after the date hereof to be used in connection with the marketing, merchandising, promotion, advertisement, licensing, distribution and sale of Products in the Territory.

“Trademarks” means those trademarks evidenced by the trademark applications and registrations described in either Exhibit B or in Exhibit D to this Agreement, as such Exhibits may be amended or supplemented from time to time in accordance with this Agreement.

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“Transition Period” means (a) for Packaging, a period not to exceed eighteen (18) months after the date of this Agreement, and (b) for Containers, a period not to exceed twelve (12) months after the date of this Agreement.

“USPTO” means the United States Patent and Trademark Office.

“West Coast Importer Agreement” means the importer agreement, dated as of November 22, 1996, by and between Barton and Extrade, S.A. de C.V., as amended.

1.2 Construction

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article,” “Section,” “Schedule” or “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of this Agreement, unless otherwise specifically stated; (v) the words “include” or “including” shall mean “include, without limitation” or “including, without limitation;” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context otherwise requires, references to statutes shall include all regulations promulgated thereunder and, except to the extent specifically provided below, references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. This Agreement is the joint drafting product of the parties hereto and each provision has been subject to negotiation and agreement and shall not be construed for or against any party as drafter thereof.

(e) All amounts in this Agreement are stated and shall be paid in United States dollars.

ARTICLE II

GRANT OF LICENSE; INTELLECTUAL PROPERTY; SUPPLY

2.1 Licenses.

(a) Trademarks. Subject to the terms and conditions of this Agreement, Marcas Modelo hereby grants, on behalf of itself and Grupo Modelo, to Constellation Beers an irrevocable, exclusive, fully paid-up, sub-license to use the Trademarks solely in connection with: (i) importing, advertising, promoting, marketing and selling Importer Products and Interim Products in the Territory; (ii) the application of the Trademarks to Importer Product in the course

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of manufacturing, bottling and packaging of Importer Products in the applicable Brewing Territory (which foregoing rights with respect to manufacturing, bottling and packaging are, for clarity, non-exclusive) solely for importation, distribution and sale, including resale, of such Importer Products by Constellation Beers in the Territory; (iii) distributing in the Territory collateral sales and promotional materials for Importer Products and Interim Products in the Territory (which foregoing rights with respect to importation, distribution and sale in the Territory are exclusive); and (iv) distributing in the Territory other items to be marketed and sold or provided without charge to consumers in conjunction with the advertising, promotion and marketing of Importer Products and Interim Products in the Territory. Any use of the Trademarks shall be subject to the provisions of Section 2.4 of this Agreement. Marcas Modelo represents and warrants to Constellation Beers that Marcas Modelo has full authority and right to grant the sub-licenses to Constellation Beers as set forth in this Agreement. For the purposes of this Agreement, it is understood that the use by Constellation Beers of the Trademarks in connection with advertising and promotional material as authorized under this Section 2.1 that may be accessible to Persons residing outside the Territory, (such as the use in a Uniform Resource Locator (URL), domain or similar future electronic address or on an internet site or in a periodical that may have some distribution outside the Territory or use with respect to any Facebook® page, Twitter® account, Pinterest® account or similar social media, telephone numbers, or other means of directing marketing or sales of Product in the Territory which may contain the Trademarks, whether such means are now known or developed in the future), shall not be a violation of this Agreement provided that: (a) the media chosen is not primarily directed to Persons residing outside the Territory or chosen with the intent of communicating with Persons residing outside the Territory as in the case of a website with an address indicating a source in a foreign country (e.g. .ca) or a periodical that is primarily distributed to Persons outside the Territory; and (b) Constellation Beers is in compliance with Section 2.12(f) below. Notwithstanding anything set forth in this Agreement, Constellation Beers shall have the right to use in the Territory or Brewing Territory the name “Crown” and the Crown Trademarks as its corporate or trade name for the purposes of identifying itself in print (or any other visually perceptible medium) in each case accompanied by an appropriate corporate identifier such as “Crown Imports LLC” (which use in association with products must also include a designation of the product as having been “bottled by”, “produced by”, “hecho”, or “imported by” or the like by such company), as required by law or regulation, or for purposes of government filings, corporate annual reports and other uses that would constitute “fair use” under applicable trademark law, provided, however, in each case, that Constellation Beers shall not, and shall cause its Affiliates not to, use the word “Crown” or the Crown Trademarks in any form or combination as a product brand name for a Beer.

(b) Licensed Other IP. Subject to the terms and conditions of this Agreement, Marcas Modelo hereby grants, on behalf of itself and Grupo Modelo, to Constellation Beers an irrevocable, fully paid-up sub-license to use the Licensed Other IP solely in connection with (i) importing, advertising, promoting, marketing and selling Importer Products and Interim Products in the Territory; (ii) manufacturing, bottling and packaging of Importer Products in the applicable Brewing Territory, solely for distribution and sale, including resale, of such Importer Products by Constellation Beers in the Territory; (iii) distributing in the Territory collateral sales and promotional materials for promotion of Importer Products and Interim Products for sale in the Territory; and (iv) distributing in the Territory other items to be marketed and sold or provided without charge to consumers in conjunction with the advertising, promotion and marketing of Importer Products and Interim Products in the Territory. The license rights granted in clause (ii) of this Section 2.1(b) shall be non-exclusive and the license granted in clauses (i), (iii), and (iv) of this Section 2.1(b) shall, subject to Sections 2.5(a) and 2.5(b), be exclusive solely in the Territory.

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(c) Licensed Patents. Subject to the terms and conditions of this Agreement, Marcas Modelo hereby grants, on behalf of itself and Grupo Modelo, to Constellation Beers an irrevocable, fully paid-up license or sub-license (as applicable) under the Licensed Patents (i) to make, have made (by Suppliers in accordance with this Agreement) and use Importer Products in the applicable Brewing Territory, and (ii) to sell (directly and/or indirectly), offer to sell, import and otherwise dispose of Interim Products and Importer Products in the Territory. The license rights granted in clause (i) of this Section 2.1(c) shall be non-exclusive and the license granted in clause (ii) of this Section 2.1(c) shall be exclusive solely in the Territory.

(d) Licensed Copyrights.

(i) Subject to the terms and conditions of this Agreement, Marcas Modelo hereby grants, on behalf of itself and Grupo Modelo, to Constellation Beers an irrevocable, exclusive, fully paid-up license or sub-license (as applicable) under the Licensed Copyrights owned by Grupo Modelo in the Territory to copy, modify, create derivative works of, publicly display and distribute Marketing Materials or Secondary Marketing Materials existing at the time of entering into this Agreement to the extent that they may have been transferred by or on behalf of Crown to Grupo Modelo under the Original Agreement, in each case solely in connection with the marketing, promotion and sale of Importer Products and Interim Product in the Territory.

(ii) Subject to the terms and conditions of this Agreement, Constellation Beers hereby grants to Marcas Modelo and its Affiliates an irrevocable, exclusive, fully paid-up license or sub-license (as applicable) under the Licensed Copyrights owned by Constellation Beers or its Affiliates outside of the Territory to copy, modify, create derivative works of, publicly display and distribute Marketing Materials and Secondary Marketing Materials existing as of the date of this Agreement, in each case solely in connection with the marketing, promotion and sale of Products outside of the Territory.

(e) Constellation Use of “Modelo”. Constellation Beers shall have the right to use the term “Cerveceria Modelo” or any derivation thereof (i) in the Territory as such term is included in the Trademarks or Trade Dress as currently existing (or to substitute for uses of “Grupo Modelo” in the Trademarks and Trade Dress currently used in the Products), (ii) for the purposes of identifying in print (or any other visually perceptible medium) that Importer Products marketed and sold in the Territory have been “bottled by”, “produced by”, “made by”, “hecho”, “imported by” of the like by “Cerveceria Modelo, and (iii) as the fictitious name or “d/b/a” for its brewery located in Mexico, in each case, (1) only in connection with the exercise of the licenses granted in this Section 2.1, and (2) provided that such use is not likely to cause confusion with the uses described in Section 2.5(b). Marcas Modelo will reasonably cooperate at the cost of Constellation Beers in reasonable requests of Constellation Beers to establish the rights identified in the foregoing clauses (i) through (iii) of this Section 2.1(e). All rights set forth in this Section 2.1(e) are provided on an “AS IS” basis without any warranty of any kind, express or implied, including as to the sufficiency of rights or the compliance of any exercise of such rights with applicable laws. Constellation will use reasonable efforts to wind-down all uses of the term

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“Grupo Modelo” or “Modelo Group” as soon as reasonably practicable after the date of this Agreement and shall ceases all such uses in connection with any Beer products marketed or sold in the Territory within the Transition Period. Nothing in this Agreement shall prevent Constellation Beers from using “Cerveza Modelo” or derivatives thereof in the promotion or sale of Importer Products in the Territory. Constellation Beers shall have the right to use “Cerveza Modelo” or any derivation thereof. Notwithstanding the foregoing, and except during the Transition Period, the name “Cerveceria Modelo” or “Cerveceria del Pacifico” will be used only as a trade name and not with any foreign corporate identifier such as “S.A. de C.V. – Mexico” or “S.A” or other such identifier that may be likely to cause confusion with the brewery entity owned by Grupo Modelo.

(f) Chelada Trademarks. Notwithstanding Section 2.1(a), Constellation Beers acknowledges and agrees that it is in the mutual interests of the parties to avoid the potential for consumer confusion arising from the use of similar Marks, and absent any change, there may be a potential for confusion with respect to the Chelada Trademarks and certain existing Marks of the Modelo Group. Accordingly, Constellation Beers agrees that it will as soon as reasonably practicable after the date of this Agreement, but in any case within the Transition Period, cease all use of the Chelada Trademarks in their existing form including on labels and other Containers for Products, provided that, Constellation Beers may adopt or use Trademarks evidenced in the Chelada Trademarks that do not contain a depiction of the glass in the background of those Trademarks, and at the discretion of Constellation Beers, it may file and maintain applications for such registrations so modified.

(g) Non-Exclusive Trademarks. Notwithstanding Section 2.1(a), the rights of Constellation Beers under Section 2.1(a) shall be deemed to be non-exclusive right respect to the Non-Exclusive Trademarks, and Marcas Modelo shall retain the right to use and sublicense the Non-Exclusive Trademarks or otherwise refer to the terms “Familiar”, “Cinco” or “Cinco De Mayo” or similar terms for any purpose including in connection with the marketing, promotion, distribution and sale of Beer in the Territory.

(h) Materials. For avoidance of doubt, Constellation Beers shall have the right to purchase raw materials, including recipe ingredients and Containers, anywhere in the world so long as they comply with the Quality Standards; provided, that the actual brewing and bottling of Importer Product shall take place in the applicable Brewing Territory in accordance with the terms and conditions of this Agreement.

(i) Certain Trade Names. In connection with the exclusive license granted in Section 2.1(a) above, Marcas Modelo and any other member of the Modelo Group shall not use in the Territory any Trademark as a corporate or trade name in connection with the importation, sale, distribution or marketing of Beer in the Territory, except as permitted in Section 2.5(b) below, and, further, Marcas Modelo or any of its Affiliates may not use any Abandoned Trademark on any Beer marketed or sold in the Territory in a manner which is likely to cause confusion.

2.2 Changes to Recipes.

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(a) Should Marcas Modelo or Grupo Modelo make any reasonably perceptible change to any Recipe for any Product or Brand Extension Beer marketed in Mexico or Canada, Marcas Modelo will notify Constellation Beers that a change has been made and, at the request of Constellation Beers, Constellation Beers may (but shall not be obligated to) adopt such new or changed Recipe and, if Constellation Beers so elects, the new or changed Recipe and the Licensed Other IP with respect to such Recipe will be added to the licenses granted in Section 2.1 of this Agreement, at no additional cost or charge to Constellation Beers.

(b) Should Constellation Beers or any of its Affiliates make any reasonably perceptible change to any Recipe for any Brand Extension Beer marketed in the Territory, Constellation Beers will notify the Marcas Modelo that a change has been made and, at the request of Marcas Modelo, Marcas Modelo may (but shall not be obligated to) adopt such new or changed Recipe and, if Marcas Modelo so elects, the new or changed Recipe and the Licensed Other IP with respect to such Recipe will be deemed to be licensed by Constellation Beers to Grupo Modelo on the same terms as the grants to Constellation Beers under Section 2.1, provided that the Territory for such license shall be for production worldwide solely for distribution of product outside of the Territory. For clarity, nothing in this Section 2.2 or otherwise in this Agreement shall be construed as authorizing Constellation Beers to make any change to the Recipe for any existing Product.

2.3 Amendment of Trademark Exhibits. Exhibit B and Exhibit D shall be amended to reflect any Marks (including Brand Extension Marks) added to or removed from or deemed to be added to or removed from Exhibit B or Exhibit D pursuant to the terms of this Agreement (including the addition of Trademarks in accordance with Section 2.8(b), the removal of Trademarks in accordance with Section 2.8(c), and the removal of Trademarks associated with brands abandoned by Constellation Beers as set forth in Section 2.14).

2.4 Acceptable Trademark Use.

(a) Form of Trademarks. Constellation Beers may not use or allow the use of any of the Trademarks, including use on labels, packaging, promotional materials, displays and in advertising and promotion, except in a form, color, style and appearance reasonably consistent with the applicable Brand Guidelines.

(b) Prior Use. Subject to Section 2.4(a), for purposes of this Agreement, (i) any materials supplied by or on behalf of Marcas Modelo to Constellation Beers bearing any of the Trademarks for use in connection with the performance of this Agreement and Importer Agreement or the Original Agreement, (ii) any materials previously used by Crown or Barton with the knowledge of Grupo Modelo, including pursuant to the West Coast Importer Agreement, the Modelo Sub-license Agreement, and/or the Pacifico Sub-license Agreement by and between Procermex, Inc. and Barton dated November 22, 1996, and (iii) any materials previously used by Crown with the knowledge of Grupo Modelo pursuant to the Original Agreement and Importer Agreement, shall be deemed to comply with the terms and conditions of this Agreement for ordinary use in the performance of this Agreement.

2.5 Retained Rights and Obligations of Marcas Modelo.

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(a) Notwithstanding Section 2.1, Marcas Modelo may use and may grant sub-licenses to use the Trademarks in the Territory in connection with (i) existing sponsorship activities, including any promotion, marketing or advertising of the Importer Products and Interim Products in the Territory that Marcas Modelo or its Affiliates is required to conduct pursuant to an agreement with a Third Party in effect on the date hereof until such agreement is terminated or expires in accordance with its terms, (ii) global sponsorship and worldwide promotional activities, including any internet-based or social media promotion, marketing or advertising of the Importer Products and Interim Products, as long as such activities are not primarily directed to Persons in the Territory, even if such activities involve advertising and other similar content that may be located in the Territory or accessible to Persons residing in the Territory, (iii) distributing or otherwise providing promotional materials or merchandise with charge or merchandise in the Territory solely in connection with the activities described in clauses (i) and (ii) of Section 2.5(a) above or in connection with contractual commitments of Grupo Modelo existing as of the date of this Agreement, provided that such contractual commitments are not voluntarily renewed by Grupo Modelo and Marcas Modelo uses commercially reasonable efforts to wind-down and terminate such commitments without incurring liabilities or breaching any obligation, and (iv) of government filings, corporate annual reports, printed historical references and other print uses that would constitute “fair use” under applicable trademark law.

(b) Notwithstanding anything set forth in this Agreement, Marcas Modelo and Grupo Modelo shall have the right to use inside the Territory (i) “Cerveceria Modelo”, or (ii) a corporate name including “Grupo Modelo” , and which in each case is accompanied by an appropriate corporate identifier, such as “Grupo Modelo S.A.de C.V.”, (collectively, “Permitted Corporate Reference”) for the purposes of identifying themselves in print (or any other visually perceptible medium) (which use in association with products or promotion of products must also include a designation of the product as having been “bottled by”, “produced by”, “made by”, “hecho”,“imported by” or the like by such company or brewery), so long as such Permitted Corporate Reference is not displayed on a consumer-facing label of a Container or primary consumer directed panel of Packaging unless required to comply with applicable laws in the Territory, or in a manner likely to cause confusion with respect to the Trademarks.

(c) Notwithstanding anything set forth in this Agreement, Marcas Modelo or Modelo Group may use the Permitted Corporate Reference, Trademarks or Trade Dress for purposes of government filings, corporate annual reports, printed historical references and other uses that would constitute “fair use” under applicable trademark law.

(d) Under no circumstances may “Modelo” be used by Marcas Modelo or any of its Affiliates in any form or combination as a product brand name for marketing, promotion or sale of Beer in Territory. Notwithstanding anything set forth in this Agreement, Marcas Modelo and its Affiliates may use any Internet domain name (or other, similar or successor electronic address) or social media (including Facebook® page, Twitter® account, Pinterest® account or the like) containing any of their corporate or trade names or respective Marks, including the Trademarks; provided that: (a) the media chosen is not primarily directed to Persons residing in the Territory or chosen with the intent of communicating with Persons residing in the Territory or a periodical that is primarily distributed to Persons in the Territory; and (b) Marcas Modelo or Grupo Modelo are in compliance with Section 2.5(f) below. Marcas Modelo and Constellation Beers shall reasonably cooperate to determine and agree upon in good faith appropriate and

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commercially reasonable policies and procedures for referring to the other party visitors to their respective websites or social media outlets that indicate an interest in the Products in the territory of the other party with the understanding that (i) online content directed to the marketing or sale of Importer Products to consumers in the Territory would be under the direction of Constellation Beers and (ii) online content directed to the marketing or sale of Products to consumers outside of the Territory would under the direction of Marcas Modelo. Constellation Beers obtains no right, title, or interest in or to any Marks hereunder other than the Trademarks, and all rights not granted to Constellation Beers hereunder are hereby expressly reserved. Nothing herein shall preclude Marcas Modelo or any member of the Modelo Group from (A) using any of their respective Marks, other than the Trademarks, for any purpose or (B) registering or displaying their respective Marks, in each case, other than the Trademarks, in any territory in the world, including the Territory.

(e) Marcas Modelo shall, and shall cause Grupo Modelo to, deliver to Constellation Beers copies of tangible embodiments of the Licensed Other IP used as of the date of this Agreement, or as required pursuant to Section 2.2 hereof, by Marcas Modelo or its Subsidiaries in brewing Product, as reasonably necessary for Constellation Beers to exercise its rights under clause (ii) of Section 2.1(b). Constellation Beers shall, and shall cause its applicable Affiliates to, deliver to Marcas Modelo copies of tangible embodiments of the Recipes as required pursuant to Section 2.2 hereof as reasonably necessary for Marcas Modelo to exercise its rights under Section 2.2(b).

(f) Marcas Modelo shall not, and shall not permit any member of the Modelo Group to, sell any Products to any buyers located in the Territory, and shall, and shall cause all members of the Modelo Group, to use commercially reasonable efforts to prevent buyers from reselling such Products in the Territory or in any manner not authorized by this Agreement (including by not selling to exporters or buyers who are known, or would reasonably be expected, to resell inside of the Territory); for clarity, it shall not be a breach of this Agreement to sell or distribute to cruise lines, airlines, tour operators and the like located outside of the Territory, so long as the Products are delivered outside of the Territory.

(g) Without limiting any rights of the parties at law or in equity, Marcas Modelo shall not, and shall not permit any member of the Modelo Group to, use any Mark in the marketing or promotion of Beer in the Territory that is confusingly similar with any Trademark (other than any Additional Trademark) or protectable elements of Trade Dress (including the protectable Bottle Designs as of the date hereof for Corona, Negra Modelo and Modelo Especial) in each case existing as of the date of this Agreement. Notwithstanding anything to the contrary herein, nothing in this Agreement shall limit any rights of Anheuser-Busch Companies, LLC, or any of their respective Affiliates operating in the Territory (other than Grupo Modelo) to use, register or adopt any Mark or trade dress used on or before the date of this Agreement in connection with the marketing, promotion or distribution of Beer in the Territory, or the right of any such entities to challenge, oppose or assert likelihood of confusion against any Trademark or Trade Dress on the basis of any Mark owned by or activity of such entities; provided, however, that as to Trademarks and Trade Dress of the Products in each case licensed under this Agreement as of the date of this Agreement, (i) neither Anheuser-Busch Companies, LLC nor any their respective Affiliates shall challenge, oppose or assert likelihood of confusion with respect to existing uses of such Trademarks and Trade Dress, and (ii) neither Constellation Beers nor any of

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its Affiliates shall challenge, oppose or assert likelihood of confusion on the basis of such Trademarks and Trade Dress against any existing Marks or trade dress of Anheuser-Busch Companies, LLC or any their respective Affiliates. For clarity, nothing herein shall be construed to prohibit Constellation Beers from bringing in accordance with Section 2.9 an action at law or in equity for infringement under federal trademark law with respect to any Additional Trademark.

(h) For clarity, the supply by Marcas Modelo or its Affiliates of Products pursuant to the Interim Supply Agreement will not be deemed to be a breach or violation of the terms of this Agreement.

2.6 Sub-Licenses of Constellation Beers.

(a) Generally. Constellation Beers may grant to its wholesalers, distributors, promotional agents, vendors, Affiliates, and Suppliers limited sub-licenses of its rights in Section 2.1, in each case only as reasonably necessary for each such sub-licensee to engage in the activity for which it was engaged by Constellation Beers and solely within the rights authorized by this Agreement. The agreement Constellation Beers routinely uses for any such sub-license of rights shall provide reasonable provisions for the use, protection and maintenance of the Licensed Intellectual Property in a manner that is consistent with this Agreement, and shall prohibit any further sub-licenses of the Licensed Intellectual Property, and Constellation Beers shall use commercially reasonable efforts to enforce such agreements. Under no circumstances may any such sub-licensee use the Licensed Other IP or Licensed Patents to manufacture, bottle or package any products for its own account or for anyone other than Constellation Beers, except that where such sub-licensee is an Affiliate of Constellation Beers, such sub-licensee shall be deemed to be Constellation Beers for purposes of the requirement that Constellation Beers must manufacture, bottle or package Importer Products only for its own account. For purposes of clarification, Constellation Beers shall have the right to sub-license all of its rights under this Agreement (including the right to grant further sub-licenses) to any other Affiliate of Constellation, provided, that Constellation Beers notifies Marcas Modelo of any such sub-licenses, such sub-licensee agrees in writing to be bound by all terms and conditions of this Agreement and the sublicensor remains liable for its sub-licensee’s performance under this Agreement.

(b) Sub-Licenses to Suppliers. The right of Constellation Beers to grant sub-licenses to Suppliers or to any Affiliate with manufacturing rights or rights to grant sub-licenses to Suppliers under Section 2.6(a) is subject to and conditioned upon Constellation Beers’s compliance with the terms and conditions of this Section 2.6(b). Constellation Beers agrees to promptly notify Marcas Modelo in advance of any such sub-licenses, the name of the Supplier or Affiliate (as applicable) and the location of its facilities if applicable. Any sub-license granted by Constellation Beers to a Supplier or Affiliate covered by this Section 2.6(b) shall permit Marcas Modelo sampling and inspection rights consistent with the terms of Section 3.7 for the Importer Products produced by such Supplier. Constellation Beers shall remain liable to Marcas Modelo for the conduct of all of its Suppliers and Affiliates covered by this Section 2.6(b) that would constitute a breach of this Agreement if done by Constellation Beers, such conduct being deemed a breach hereof by Constellation Beers.

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2.7 Limitations on Marcas Modelo. Marcas Modelo agrees that its exercise of its rights hereunder or otherwise obtained shall provide it with no right to approve the marketing, promotion, advertising used or manufacture by Constellation Beers for Interim Products and Importer Products. Notwithstanding the foregoing, Marcas Modelo shall be entitled to enforce its rights under this Agreement.

2.8 Maintenance of Trademarks and Licensed Other IP.

(a) Existing Registrations and Applications. Marcas Modelo shall (i) pay or cause to be paid all maintenance fees, and take or cause to be taken such other reasonable administrative actions, in each case, necessary to maintain in force all the registrations in the Territory included in the Licensed Intellectual Property (except with respect to maintenance fees and administrative actions required to be taken by Constellation Beers pursuant to Section 2.8(b)), and (ii) diligently prosecute any applications for registration included in the Trademarks, Licensed Patents or with respect to the Licensed Other IP that are pending before the USPTO or other agency in the Territory as of the date hereof. Constellation Beers shall promptly reimburse Marcas Modelo for all reasonable out-of-pocket costs and expenses for the foregoing, including all maintenance and filing fees and reasonable attorneys’ fees. If Marcas Modelo fails to perform its obligations under this Section 2.8(a), Constellation Beers may take any such actions at its sole cost and expense, in which case Marcas Modelo will, and will cause any applicable member of the Modelo Group to, reasonably cooperate with Constellation Beers in such actions, at the expense of Constellation Beers. If requested by Constellation Beers, Marcas Modelo shall, and shall cause any applicable member of the Modelo Group to, designate Constellation Beers as its agent with respect to any of the foregoing maintenance obligations, including the payment of maintenance fees and filing of documents with the USPTO or other agency in the Territory.

(b) New Registrations of Brand Extension Marks. Upon the reasonable request of Constellation Beers, Marcas Modelo will file with the USPTO or other agency in the Territory applications to register any Marks that constitute Brand Extension Marks that can be so registered, or applications for additional registrations for any Brand Extension Marks, which applications and registrations shall then be subject to Section 2.8(a), and shall be deemed to be included in the Additional Trademarks. Constellation Beers shall be solely responsible for all reasonable costs and expenses associated with filing such applications, including all filing fees and reasonable attorneys’ fees, and shall pay such costs directly to the providers or, if paid by Marcas Modelo, shall promptly reimburse Marcas Modelo for the same. If Marcas Modelo fails to perform its obligations under this Section 2.8(b), or as otherwise approved by Marcas Modelo, Constellation Beers may, to the extent allowed under applicable law, file such applications in its own name and will promptly thereafter assign them to Marcas Modelo. Constellation Beers will pay all maintenance fees and take such other administrative actions necessary to maintain in force all the registrations in the Territory contemplated by this Section 2.8(b). Marcas Modelo will, and will cause any applicable member of the Modelo Group to, reasonably cooperate with Constellation Beers in such actions, at the expense of Constellation Beers. If requested by Constellation Beers, Marcas Modelo shall, and shall cause any applicable member of the Modelo Group to, designate Constellation Beers as its agent with respect to any of the foregoing maintenance obligations, including the payment of maintenance fees and filing of documents with the USPTO or other agency in the Territory.

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(c) Status. Marcas Modelo shall keep Constellation Beers reasonably apprised of the status of all applications and registrations included in Licensed Intellectual Property, and any significant actions with respect thereto, and shall invoice Constellation Beers on a quarterly basis for any costs and expenses required to be reimbursed by Constellation Beers pursuant to Section 2.8(a) or 2.8(b). Constellation Beers may provide written notice to Marcas Modelo that Constellation Beers no longer wishes to maintain a particular registration or application included in the Trademarks, in which case Constellation Beers’ and Marcas Modelo’s obligations under Sections 2.8(a) and 2.8(b) will no longer apply to such registration or application, and Exhibit B or Exhibit D as applicable will automatically be deemed amended to remove such Trademarks. Notwithstanding the removal of any Trademark from Exhibit B or Exhibit D, neither Marcas Modelo nor any member of the Modelo Group shall be permitted to use such Trademark in the marketing or promotion of Beer in the Territory if such use would be reasonably likely to cause confusion as to the source of Beer marketed with another Trademark included in Exhibit B or Exhibit D.

2.9 Defending Trademarks. Each party shall, consistently with the provisions of this Agreement, use its commercially reasonable efforts to protect the Trademarks, the Licensed Patents, Licensed Copyrights, and the Licensed Other IP in the Territory. Each party shall from time to time, as soon as reasonably possible after learning of the facts or law relating thereto, notify the other party of any federal, state, local or other filing (including any applications for, or renewals of, any trademarks or similar registrations) that Constellation Beers considers to be necessary, appropriate or advisable to protect the Trademarks, the Licensed Other IP, or other ownership rights with respect to the Products in the Territory. Furthermore, the parties will cooperate and consult in good faith to determine, on a case by case basis, the best means by which to address any infringement or suspected infringement of the Trademarks in the Territory; provided that Constellation Beers shall have the final right to make determinations of this nature, including commencing or defending litigation. If reasonably requested by Constellation Beers, or as may be required by a court or agency to permit Constellation Beers to pursue an action, Marcas Modelo shall, and shall cause any member of the Modelo Group to, join as a party to any such litigation if such joinder is necessary to prosecute Constellation Beers’ claims. In the event that Constellation Beers does not decide to pursue any act that Marcas Modelo deems to constitute infringement or suspected infringement of the Trademarks in the Territory, it shall give written notice to Marcas Modelo of the same and then Marcas Modelo may pursue such infringement or suspected infringement, at the expense of Marcas Modelo. Constellation Beers shall provide reasonable cooperation to Marcas Modelo in connection therewith. All damages, paid in settlement or otherwise, shall be distributed as follows, first, pari passu, to pay each of Constellation Beers’s and Marcas Modelo’s reasonable attorneys’ fees and expenses and then one hundred percent (100%) to Constellation Beers if Constellation Beers choose to pursue the infringement or suspected infringement or one hundred percent (100%) to Marcas Modelo if Constellation Beers gave written notice that it would not pursue the infringement or suspected infringement and Marcas Modelo pursued such infringement or suspected infringement.

2.10 Ownership. (a) Ownership of the Trademarks and of the goodwill associated therewith shall at all times remain in and inure solely to the benefit of Modelo Group, and any trademark rights or goodwill with respect thereto which may accrue as a result of advertising or sales of Importer Products or Interim Products shall be the sole and exclusive property of Modelo Group. Trademark rights (i) shall include any additions or modifications to the Trademarks, as well as any slogan, musical composition, name, emblem, symbol, trade dress

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or other device used to identify or refer to Importer Products or Interim Products or any Trademark sub-licensed hereunder, in each case, whether developed, created or used by Constellation Beers or any of its sub-licensees in the Territory, and (ii) may be used by Modelo Group, by Marcas Modelo or their importers, or their distributors or sub-licensees, according to the terms of this Agreement, in territories other than the Territory, in addition to the use thereof made by Constellation Beers in the Territory under this Agreement. If any such addition, modification or device is to be separately registered under the laws protecting trademarks, copyrights or other property rights, it shall be registered only in the name of Modelo Group, and Constellation Beers shall execute such documents as may be necessary to accomplish such registration.

(b) Marcas Modelo or Modelo Group shall be deemed to be the exclusive owner of all intellectual property used or developed in connection with this Agreement by Constellation Beers that (i) incorporates the Licensed Other IP and any derivative works based thereon; (ii) in the absence of this Agreement, would infringe upon or otherwise violate the rights of Marcas Modelo or Modelo Group in the Licensed Other IP under the laws of the Territory; or (iii) was developed by Constellation Beers based upon Confidential Information belonging to Marcas Modelo or Modelo Group. As between the parties and unless contrary to applicable law, Constellation Beers shall be the owner of any intellectual property independently developed by Constellation Beers that is not a result of the areas set forth above in clauses (i)-(iii) of this Section 2.10(b). For example, should Constellation Beers create a type of Container or a functional element of a Container that is not a result of the areas set forth above in clauses (i)-(iii) of this Section 2.10(b), even if such Container or a functional element of a Container is used with an Importer Product, Constellation Beers shall be the owner of the intellectual property rights with respect to such Container or functional element of such Container. For the avoidance of doubt, nothing herein shall give or be deemed to give Marcas Modelo or any member of the Modelo Group any rights in or to the Marks or other intellectual property rights that are owned by Constellation or any of its Affiliates unrelated to the subject matter of this Agreement.

(c) If, for any reason or circumstances, Constellation Beers is deemed under any law or regulation to have acquired any right or interest with respect to the Licensed Intellectual Property, Constellation Beers hereby assigns and shall, at the request of Marcas Modelo or Modelo Group, promptly execute any document reasonably needed in order for Constellation Beers to transfer to Marcas Modelo or Modelo Group any and all such rights, titles and interests in and to the Licensed Intellectual Property including the goodwill that they represent and the Licensed Intellectual Property.

2.11 Derivative Works. Constellation Beers shall acquire no ownership rights in the Licensed Intellectual Property or derivative works based thereon or any intellectual property deemed to be owned by Marcas Modelo or Modelo Group as a result of this Agreement. Constellation Beers shall, at any time requested by Marcas Modelo or Modelo Group, whether during or subsequent to the term hereof, disclaim in writing any such property interest or ownership in the Licensed Intellectual Property.

2.12 Certain Restrictions. Constellation Beers shall not, either directly or indirectly (and shall cause its Affiliates not, either directly or indirectly, to):

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(a) establish, form, be an owner of, operate, administer, authorize or control any company, division, corporation, association or business entity under any name which includes any of the Trademarks, either in whole or part, or under any name which is confusingly similar to the Trademarks or “Grupo Modelo” (other than with respect to Constellation Beers, “Crown” as described in Section 2.1(a) or as expressly set forth in Section 2.1(e));

(b) (except as expressly authorized by this Agreement) use, adopt, register, or seek to register, or in any other manner claim the ownership of, any Mark or trade dress that includes any of the Trademarks or that is confusingly similar to any of the Trademarks or Trade Dress (including in connection with Brand Extension Marks);

(c) use, or authorize any other Person to use, any Trademark or Trade Dress in connection with any Beer or any other good or service other than an Importer Product or Interim Product, except as expressly permitted by this Agreement;

(d) use, or authorize any other Person to use, Trade Dress for goods or services other than Importer Products for which such Trade Dress are designated for use by Marcas Modelo or otherwise permitted by this Agreement;

(e) combine a Trademark with any other Mark that is not a Trademark (other than any new Brand Extension Mark); or

(f) distribute or sell any Products to any buyers located outside the Territory, and to use its commercially reasonable efforts to prevent buyers from reselling such Products outside the Territory or in any manner not authorized by this Agreement (including by not selling to exporters or buyers who are known or would reasonably be expected to resell outside of the Territory); for clarity, it shall not be a breach of this Agreement to sell or distribute to cruise lines, airlines, tour operators and the like located within the Territory, so long as the Products are delivered within the Territory.

2.13 Confusingly Similar Marks. Subject to Section 2.15, Constellation Beers shall not, and shall not permit any Affiliate or sublicensee to, use or register, any symbol, name, trademark, trade dress or device that is confusingly similar to (a) any Trademark or Trade Dress, or (b) any trademark rights retained by the Modelo Group as of the date of this Agreement.

2.14 Abandonment. (a) If Constellation Beers fails to make any use in commerce (as the term is defined in 15 U.S.C. § 1127) of a brand with respect to all Trademarks and uses for any period comprising [****], Constellation Beers shall be presumed for purposes of this Section 2.14 to have abandoned its licensed rights to use those brands in such Trademarks. Marcas Modelo shall give written notice to Constellation Beers of such abandonment and allow Constellation Beers to notify Marcas Modelo of Constellation Beers’s intent not to abandon the Trademarks and of efforts to use the Trademarks in the future. Should Constellation Beers not reply to such notice from Marcas Modelo within [****] after the date of such notice, Constellation Beers shall be deemed to have abandoned such Trademarks, and the Trademarks shall be deleted from Exhibit B or Exhibit D hereunder, and all rights of Constellation Beers in and to such Trademarks shall terminate and shall revert to Marcas Modelo or its designee.

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[****]	Confidential information omitted.

Notwithstanding the removal of any Trademarks from Exhibit B or Exhibit D, neither Marcas Modelo nor any member of the Modelo Group shall be permitted to use such Trademark in the Territory if such use would be reasonably likely to cause confusion with another Trademark included in Exhibit B or Exhibit D.

(b) If Marcas Modelo, and all other members of the Modelo Group, fail to make any use in commerce (as that term is defined in 15 U.S.C. §1127) in all jurisdictions outside of the Territory of a brand with respect to all Trademarks and uses for any period comprising [****], Marcas Modelo shall be presumed for purposes of this Section 2.14 to have abandoned its rights in such Trademarks in the Territory. Constellation Beers shall give written notice to Marcas Modelo of such abandonment and allow Marcas Modelo to notify Constellation Beers of Marcas Modelo’s intent not to abandon the Trademarks and its efforts to use such Trademarks in the future outside of the Territory. Should Marcas Modelo not reply to such notice from Constellation Beers within [****] after the date of such notice, Marcas Modelo shall be deemed to have abandoned such Trademarks in the Territory, and Constellation Beers shall have the right to request that Marcas Modelo assign, and, upon such request, Marcas Modelo shall assign, or cause the applicable member of the Modelo Group to assign, its right, title, and interest in the Territory in and to the applicable Trademarks to Constellation Beers at no cost to Constellation Beers other than payment of any required assignment fee charged by a governmental authority.

2.15 Brand Extension Marks and Brand Extension Beers. Subject to the terms, conditions and licenses herein:

(a) Constellation Beers Brand Extension Marks. Constellation Beers may, without the prior consent of Marcas Modelo, adopt new Brand Extension Marks that are not confusingly similar to any trademarks (excluding the Trademarks) owned by Marcas Modelo or its Affiliates at the time of such proposed adoption, and concomitant accompanying new trade dress that is not confusingly similar to any trade dress including containers (excluding the Trade Dress) owned by Marcas Modelo or its Affiliates at the time of such proposed adoption, solely for (i) the manufacturing, bottling, and packaging of Mexican-style Beer and importing, advertising, marketing and selling such Beer in the Territory and (ii) distributing of related collateral sales and promotional materials therefor and other items to be marketed and sold or provided without charge to consumers in conjunction with such Beer in the Territory. Provided that they meet the requirements of the foregoing sentence, such Brand Extension Marks shall be deemed Additional Trademarks and Trade Dress for purposes of this Agreement (including Sections 2.8, 2.9, and 2.10). Constellation Beers shall have the right to determine in its sole discretion the Beer Recipe it uses for each new Brand Extension Beer, which Beer Recipes may be variations or derivatives of Recipes of then-existing Products or entirely new Recipes, provided that such Recipes meet the Quality Standards.

(b) Modelo Brand Extension Marks. Constellation Beers may, upon [****] prior written notice to Marcas Modelo and solely for the manufacturing, bottling, and packaging of Mexican-style Beer in the Brewing Territory and importing, advertising, marketing and selling such Beer in the Territory and distributing of related collateral sales and promotional materials therefor and other items to be marketed and sold or provided without charge to consumers in conjunction with such Beer in the Territory, notify Marcas Modelo that it wishes to adopt a Brand

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[****]	Confidential information omitted.

Extension Mark created after the date of this Agreement by Marcas Modelo or Grupo Modelo and used by Grupo Modelo in Mexico for the manufacturing, bottling, packaging or selling of Mexican-style Beer. Within [****] following receipt of such notice, Marcas Modelo shall discuss with Constellation Beers whether to grant such rights to Constellation Beers and if so the terms and conditions of any such grant. For clarity, it is expressly understood and agreed that nothing in this Section 2.15(b) shall prevent Constellation Beers from adopting and using in the Territory as a Constellation Beers Brand Extension Mark any Modelo Brand Extension Mark so long as such adoption and use (i) complies with the provisions of Section 2.15(a) and (ii) does not infringe any intellectual property rights of the Modelo Group in the Territory.

(c) Distilled Spirits. Notwithstanding anything to the contrary herein, Constellation Beers shall not adopt a Brand Extension Mark that adopts, refers to or incorporates the name of any type of distilled spirit (such as Corona Tequila). Constellation Beers shall not use any distilled spirits as an ingredient in any Recipe for a Brand Extension Beer, unless included in a Recipe provided by, or required to be provided by, Marcas Modelo under this Agreement.

(d) Bottle Design. Constellation Beers may use a Parent Product’s Bottle Design (or other Container design) for any related Brand Extension Beer subject to and in accordance with the terms of this Agreement.

(e) Ownership. For the avoidance of doubt, Constellation Beers agrees that any and all Trademarks and Trade Dress related to any Brand Extension Beer manufactured, bottled and packaged by or on behalf of Constellation Beers hereunder shall be owned by Modelo Group, and Constellation Beers hereby assigns the foregoing to Marcas Modelo.

2.16 Changes to Form, Trademarks, Containers, Bottle Designs, Trade Dress or Recipes by Marcas Modelo. With respect to an Importer Product existing at the date of this Agreement, and subject to this Section 2.15(b), Marcas Modelo may from time to time propose by written notice to Constellation Beers (a) reasonable changes in the approved form or use of the associated Trademarks, (b) reasonable changes to applicable Containers, Bottle Designs or Trade Dress, (c) an addition of a new Mark to Exhibit B as an Additional Trademark for use with such Importer Product, or (d) a change the Recipe for such Importer Product (other than a change of Recipe described in Section 2.2(a) above), in each case, in order to make such existing Importer Product more consistent with Products produced and sold outside of the Territory. Within a reasonable time following Constellation Beers’ receipt of such notice, the parties shall discuss whether such changes or additions are mutually agreeable, and if acceptable, the terms and conditions of this Agreement shall govern such changes, provided that it is expressly understood and agreed that nothing in this Agreement, other than Section 2.4(a) and Section 2.17, shall prevent Constellation Beers from adopting and using in the United States any such change in Form, Trademark, Container, Bottle Design, Trade Dress or Recipe, so long as the adoption and use does not constitute trademark infringement or copyright infringement under applicable laws.

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[****]	Confidential information omitted.

2.17 Changes to Form, Trademarks, Containers, Bottle Designs, Trade Dress or Recipes by Constellation Beers. Subject to Section 2.15, and with respect to Products existing at the time of entry into this Agreement (or additional Recipes provided by Marcas Modelo under Section 2.2), Constellation Beers may from time to time propose by written notice to Marcas Modelo (a) reasonable changes in the approved form or use of the associated Trademarks, (b) reasonable changes to Containers, Bottle Designs or Trade Dress of the Products, (c) the addition of a new Mark to Exhibit B as an Additional Trademark for use with such existing Importer Product, or (d) a change to the Recipe for such Importer Product. Constellation Beers shall not implement any changes or additions of the type described in the foregoing clauses (a), (b), (c) or (d) without the prior written consent of Marcas Modelo; provided, however, that (i) for the avoidance of doubt, changes in the Recipe of Constellation Beers Brand Extension Beers shall not require such the consent of Marcas Modelo and (ii) Constellation Beers may adopt and use a new Container for a Product different in size, shape or materials from the Container in effect for such Product on the date hereof, but if such new Container is a glass bottle derived from an original glass Bottle Design of a Product (e.g., a smaller version of a glass bottle for Product sold under a CORONA Trademark), such new glass bottle Container shall reasonably conform to such original glass bottle Container in form, shape and proportion as closely as reasonably practicable (taking into account the change in size, shape or materials). It is expressly understood that consent of Marcas Modelo shall not be required for Packaging used by Constellation Beers to contain, ship, store or display containers for any Product.

2.18 Abandoned Trademarks. Within a reasonable time following the date of this Agreement, Marcas Modelo shall allow, or cause its applicable member of Grupo Modelo to allow, the Abandoned Trademarks to be abandoned, lapse or otherwise expire. Constellation Beers agrees promptly following the date of this Agreement to make commercially reasonable efforts to wind-down its use of the Abandoned Trademarks including in connection with promotional materials and product labels that may include such Abandoned Trademarks. Within the Transition Period, Constellation Beers shall cease, and shall cause its Affiliates to cease, all use of the Abandoned Trademarks.

2.19 Confirmation. At the reasonable request of Constellation Beers, Marcas Modelo will provide documentation reasonably required by Constellation Beers for its tax or similar purposes demonstrating that Marcas Modelo has the necessary rights, as between Marcas Modelo and other members of Grupo Modelo, to grant the rights it purports to grant herein.

ARTICLE III

QUALITY CONTROL

3.1 Marketing Standards. To protect the reputation and strength of the Trademarks and the goodwill associated with each Trademark, Constellation Beers shall: (a) always use the Trademarks in connection with the marketing and sale of Importer Products and Interim Products, and other activities with respect to the Trademarks, in a manner reasonably consistent with the requirements with respect to form, color, style and appearance of the applicable Brand Guidelines (and Constellation Beers shall reasonably consider and take into account the goodwill associated with the Trademarks in making any material changes to the other aspects of the Brand Guidelines such as strategic marketing), and (b) use and/or reproduce

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the Trademarks in accordance with all applicable laws, rules, and regulations. Further, Constellation Beers shall not do any willful or intentional act which would damage the image of the Products in the Territory, and shall refrain from taking any act which disparages, discredits, dishonors, reflects adversely upon, or in any other manner materially harms the Trademarks, or the goodwill associated therewith. Additionally, with respect to Importer Products and Interim Products, Constellation Beers shall comply with the Advertising and Marketing Code of the Beer Institute, as it may be amended from time to time.

3.2 Merchandise and Advertising Materials. Constellation Beers shall, and shall cause its Affiliates and sub-licensees to, ensure that any merchandise or advertising item that bears any Trademark is of sufficient quality so as not to disparage, discredit, dishonor, reflect adversely upon, or in any other manner materially harm the Trademarks, or the goodwill associated therewith. Notwithstanding the foregoing, Marcas Modelo shall not have the right to approve or disapprove of advertising created by Constellation Beers.

3.3 Importer Products. Constellation Beers shall, and shall cause its Suppliers to, comply with the quality standards in this Article III for Importer Products. Constellation Beers shall, and shall cause its Suppliers to, ensure all Importer Products are manufactured, bottled and packaged in accordance with the applicable Quality Standards. Other than as set forth in this Agreement, Constellation Beers shall not, and shall cause its Suppliers not to, alter the Trademarks, Containers, Bottle Designs or Recipe for any Importer Product. To the extent that a Recipe or Technical Specification specifies any particular ingredients, raw materials, yeast cultures, formulas, brewing processes or equipment or other items, Constellation Beers and its Suppliers may use functional substitutes or replacements for the foregoing that do not change the finished product, as would be determined by a reasonable Qualified Brewmaster. All Importer Products shall be manufactured and imported in a manner reasonably designed to assure they remain suitable for resale and consumption for a period of no less than one hundred eighty (180) days from the date of production.

3.4 Brand Extension Beers. With respect to each Modelo Brand Extension Beer constituting an Importer Product, Constellation Beers shall, and shall cause its Suppliers to, follow the Brand Guidelines of any Parent Products and Parent Trademarks, respectively, to the extent that they are applicable, in manufacturing, bottling and packaging any such Brand Extension Beer. With respect to each Constellation Brand Extension Beer constituting an Importer Product, Constellation Beers shall, and shall cause its Suppliers to, create applicable Brand Guidelines therefor compliant with the requirements of Section 2.15(a) and applicable quality standards. Any such Brand Extension Beer (whether Modelo or Constellation) must be of a quality equal to or higher than the Quality Standards.

3.5 Packaging. Constellation Beers shall, and shall cause its Suppliers to, package Beer that is produced pursuant to this Agreement only in a box, carton, wrap or similar item that contains other Products. Constellation Beers may include any number of bottles or cans in any particular box or carton.

3.6 Samples. In order to verify compliance with the quality standards for Importer Products set forth in this Article III, Constellation Beers shall, and shall cause its Suppliers to, at its own cost submit to Marcas Modelo, no more frequently than once per

25

calendar quarter, (a) a reasonable number of representative samples of Importer Products, including the Containers thereof, and any promotional products or any packaging or other materials bearing any Trademark used in marketing, merchandising, promoting, advertising (including sponsorship activities in connection with the foregoing), licensing, distributing or selling Importer Products in the Territory, and (b) compliance data that is reasonably necessary in order for Marcas Modelo to verify that Importer Products materially comply with applicable Quality Standards.

3.7 Inspection. Upon reasonable advance notice, not more than twice per year (or in the event of a recall or withdrawal pursuant to Section 3.9, more frequently until the issues giving rise to such events are reasonably resolved) and subject to the reasonable confidentiality requirements of Constellation Beers, (a) Marcas Modelo or its representatives shall have the right, during regular business hours, to inspect the plants and facilities where Importer Products are manufactured, bottled, packaged, stored, or distributed, and (b) Constellation Beers shall, and shall cause its Suppliers to, make their respective representatives reasonably available to Marcas Modelo or its representatives, as may be reasonably necessary for Marcas Modelo or any of its representatives to adequately review the quality of the manufacturing, bottling, packaging, storage or distribution of Importer Products.

3.8 Brewmaster. Constellation Beers shall, and shall cause its Suppliers to, employ or otherwise retain the services of (a) a qualified brewmaster to be responsible for supervising and directing the production, manufacturing, bottling and packaging of Importer Products and (b) a Person responsible for the systems, and compliance, to ensure appropriate quality procedures and control for the production, manufacturing, bottling and packaging of Importer Products.

3.9 Recalls. In the event there is a withdrawal or recall by Constellation Beers or its Supplier of any Importer Product, Constellation Beers shall promptly notify Marcas Modelo and provide Marcas Modelo with such relevant information as reasonably will inform Marcas Modelo of the facts giving rise to the need for such withdrawal or recall, and the adequacy of steps taken by Constellation Beers or its sub-licensees to address any material concerns relating to quality identified in connection with such recall or withdrawal.

3.10 Quality Default.

(a) In the event of a Quality Default, a party shall deliver a written notice to the other party of such Quality Default (a “Quality Default Notice”) promptly after becoming aware of any such Quality Default. The parties shall promptly meet to discuss the Quality Default Notice and each party shall provide the other with full technical and analytical support to assist in identifying the problem and determining the correct procedures for resolving the same. Constellation Beers shall have [****] from and including the delivery of such Quality Default Notice to cure such Quality Default. In the event Constellation Beers fails to cure such Quality Default within [****] of such Quality Default Notice (a “Quality Default Cure Failure”), and Marcas Modelo has delivered a written notice to Constellation Beers confirming such failure (a “Quality Default Cure Failure Notice”), then, subject to the dispute resolution procedures in the remainder of this Section 3.10, Constellation Beers agrees that it shall, at its own cost, take all reasonably necessary steps to cure and mitigate the breach.

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[****]	Confidential information omitted.

(b) In the event that Constellation Beers disagrees that a Quality Default or a Quality Default Cure Failure has occurred, it shall deliver a written notice to Marcas Modelo of its disagreement (a “Disagreement Notice”), which shall include the basis for such disagreement and shall be delivered within [****] of receipt by Constellation Beers of a Quality Default Notice or a Quality Default Cure Failure Notice, as applicable. In the event of such a disagreement, Constellation Beers and Marcas Modelo shall attempt to resolve such disagreement between themselves. If Constellation Beers and Marcas Modelo are unable to resolve the disagreement within [****] of receipt by Constellation Beers of a Quality Default Notice or a Quality Default Cure Failure Notice, as applicable, then Constellation Beers or Marcas Modelo will jointly select a Qualified Brewmaster; provided that if Constellation Beers and Marcas Modelo are unable to select such Qualified Brewmaster within [****] after delivery of a Quality Default Notice, within an additional [****], Constellation Beers and Marcas Modelo shall each select one brewmaster and those two brewmasters shall select a Qualified Brewmaster for purposes of this Section 3.10.

(c) Within [****] of the appointment of the Qualified Brewmaster, Constellation Beers and Marcas Modelo shall each deliver to the Qualified Brewmaster a detailed written report setting forth their respective proposed resolutions with respect to the disagreement and a detailed explanation of the basis and rationale for such party’s position. The Qualified Brewmaster shall thereafter issue a written determination of whether a breach occurred, but no such determination shall award damages, or other relief, including relief which would terminate, result in a termination or have the same effect as termination of this Agreement, in whole or in part. The determination of the Qualified Brewmaster shall be final and binding upon the parties and the breach determined by the Qualified Brewmaster may be enforced in accordance with the terms of this Agreement.

ARTICLE IV

TERM

4.1 Term. The term of this Agreement shall commence on the date hereof and shall continue in perpetuity. The parties acknowledge and agree that Marcas Modelo shall have no right to terminate this Agreement notwithstanding any breach of this Agreement by Constellation Beers, at any time. Marcas Modelo retains only the right to bring a claim as provided for herein at Article VI against Constellation Beers for damages or to seek any other remedies available to it at law or equity for any claimed breach, but excluding any remedies that would seek to terminate, or result in the termination of this Agreement.

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[****]	Confidential information omitted.

ARTICLE V

INDEMNIFICATION AND INSURANCE

5.1 By Constellation Beers. From and after the date hereof, Constellation Beers shall defend, indemnify and hold harmless Marcas Modelo and its Affiliates and its and their respective officers, directors, employees, representatives and agents (the “Modelo Indemnitees”) in respect of all damages, liabilities, losses, costs and expenses of any and every nature or kind whatsoever, including reasonable attorneys’ fees and disbursements and all amounts paid in investigation, defense or settlement of any or all of the foregoing) (“Damages”) that any of the Modelo Indemnitees may incur as a result of third-party actions, proceedings or claims to the extent arising out of or in consequence of: (a) the formulation, manufacture, production, packaging, transportation, storage, marketing, merchandising, promotion, advertisement (including sponsorship activities in connection with the foregoing), licensing, distribution or sale of any products, materials or services by or on behalf of Constellation Beers, its Affiliates or its sub-licensees that bear the Trademarks (other than to the extent caused by (i) any breach of any obligation of any member of the Modelo Group to Constellation Beers or its Affiliates, or (ii) the infringement caused solely by the Licensed Intellectual Property existing as of the date of this Agreement, other than Licensed Intellectual Property to the extent created by Constellation Beers or its Affiliates under the Original Agreement; (b) any breach of this Agreement by Constellation Beers; (c) any infringement to the extent arising from any use of a Brand Extension Mark created by Constellation Beers or any of its Affiliates or sub-licensees in the Territory (other than to the extent such infringement is caused solely by the associated Parent Trademark as it exists of the date of this Agreement), or (d) any failure by Constellation Beers or its employees, agents, or its sub-licensees to comply with applicable law in connection with this Agreement.

5.2 By Marcas Modelo. From and after the date hereof, Marcas Modelo shall defend, indemnify and hold harmless Constellation Beers and its Affiliates and its and their respective officers, directors, employees, representatives and agents (the “Constellation Beers Indemnitees”) in respect of all Damages that any of Constellation Beers Indemnitees may incur as a result of third-party actions, proceedings or claims to the extent arising out of or in consequence of: (a) the formulation, manufacture, production, packaging, transportation, storage, marketing, merchandising, promotion, advertisement (including sponsorship activities in connection with the foregoing), licensing, distribution or sale of any products, materials or services by or on behalf of Marcas Modelo, its Affiliates or its sub-licensees (other than Constellation Beers or its Affiliates and their sub-licensees) that bear the Trademarks, in each instance other than due to a breach of this Agreement by any Constellation Beers Indemnitee; (b) any breach of this Agreement by Marcas Modelo; or (c) any failure by Marcas Modelo or its employees or agents to comply with applicable law in connection with this Agreement.

5.3 Insurance. Each of Constellation Beers and Marcas Modelo shall maintain at its own expense sufficient insurance, including products liability and blanket contractual liability (“Liability Insurance”), to meet any claims that might reasonably be expected to arise against either of them in connection with the sale or distribution of any Products or any other items pursuant to this Agreement. Each of Constellation Beers and Marcas Modelo agrees that the other party shall be added as an “additional insured as their interest may appear” on the other party’s Liability Insurance policy. Each of Constellation Beers’s and Marcas Modelo’s Liability Insurance shall be underwritten by financially sound, reputable insurance carriers that are reasonably satisfactory to the other party. Each of Constellation Beers and Marcas Modelo shall promptly provide the other with evidence of such Liability Insurance upon request.

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5.4 No Implied Warranty. ALL LICENSED INTELLECTUAL PROPERTY AND OTHER RIGHTS AND MATERIALS LICENSED OR OTHERWISE PROVIDED BY OR ON BEHALF OF EITHER PARTY OR THEIR ANY OF THEIR RESPECTIVE AFFILIATES UNDER THIS AGREEMENT (INCLUDING ALL RECIPES, MARKETING OR PROMOTIONAL MATERIALS, TRADE DRESS, AND DESIGNS) ARE PROVIDED ON AN “AS IS” BASIS, AND EACH PARTY HEREBY DISCLAIMS ANY IMPLIED WARRANTIES, INCLUDING WITH RESPECT TO THE WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT OR FITNESS FOR A PARTICULAR PURPOSE. The foregoing notwithstanding, each party warrants to the other party that tangible embodiments of Licensed Other IP and Recipes provided pursuant to this Agreement shall be complete and accurately reflect those embodiments that are used by such providing party and, at the reasonable request of the receiving party, the providing party will reasonably cooperate respond to questions or reasonably supplement such information consistent with the intent of this Agreement.

ARTICLE VI

GOVERNING LAW AND JURISDICTION

6.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to its principles of conflicts of laws that would require application of the substantive laws of any other jurisdiction. Constellation Beers and Marcas Modelo agree that the International Convention on the Sale of Goods shall not apply to this Agreement.

6.2 Jurisdiction. Constellation Beers and Marcas Modelo irrevocably consent to the exclusive personal jurisdiction and venue of the courts of the State of New York or the federal courts of the United States, in each case sitting in New York County, in connection with any action or proceeding arising out of or relating to this Agreement. Constellation Beers and Marcas Modelo hereby irrevocably waive, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of such action or proceeding brought in such a court and any claim that any such action or proceeding brought in such court has been brought in an inconvenient forum. Constellation Beers and Marcas Modelo irrevocably consent to the service of process with respect to any such action or proceeding in the manner provided for the giving of notices under Section 9.5, provided, the foregoing shall not affect the right of either Constellation Beers or Marcas Modelo to serve process in any other manner permitted by law. Notwithstanding the foregoing, Constellation Beers and Marcas Modelo agree that neither may bring a judicial action or administrative proceeding unless and until the parties have provided the other party a reasonable opportunity to engage in non-binding arbitration, to be held in the County and City of New York, before the CPR Institute for Dispute Resolution, or such other alternative dispute resolution provider as they may mutually agree upon; provided that, the obligations of the parties under the foregoing sentence shall expire with respect to any dispute within ninety (90) days after notice is first provided by either party.

6.3 Enforcement of Judgment. Constellation Beers and Marcas Modelo hereby agree that a final judgment in any suit, action or proceeding shall be conclusive and may be enforced in any jurisdiction by suit on the judgment or in any manner provided by applicable law.

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ARTICLE VII

CONFIDENTIALITY

7.1 Unless otherwise agreed to in writing by Constellation Beers, Marcas Modelo agrees (and Marcas Modelo agrees to cause its Affiliates) (a) to keep confidential all Confidential Information of Constellation Beers and not to disclose or reveal any of such Confidential Information to any person other than those directors, officers, employees, stockholders, legal counsel, accountants, and other agents of Marcas Modelo or its Affiliates who are actively and directly participating in the performance of the obligations and exercise of the rights of Marcas Modelo under this Agreement, and (b) not to use Confidential Information of Constellation Beers for any purpose other than in connection with the performance of the obligations and exercise and enforcement of the rights of Marcas Modelo hereunder. The obligation to maintain the confidentiality of and restrictions on the use of Confidential Information hereunder shall include any Confidential Information of Constellation Beers obtained by Marcas Modelo and its Affiliates prior to the date hereof. If Marcas Modelo is required by law, court order or government order or regulation to disclose Confidential Information of Constellation Beers, Marcas Modelo shall provide notice thereof to Constellation Beers and, after consultation with Constellation Beers and, at the sole cost and expense of Constellation Beers, reasonably cooperating with Constellation Beers to object to or limit such disclosure, shall be permitted to disclose only that Confidential Information so required to be disclosed.

7.2 Unless otherwise agreed to in writing by Marcas Modelo, Constellation Beers agrees (and Constellation Beers agrees to cause its Affiliates and sub-licensees) (a) to keep confidential all Confidential Information of Marcas Modelo and the Modelo Group and not to disclose or reveal any of such Confidential Information to any person other than those directors, officers, employees, stockholders, legal counsel, accountants, and other agents of Constellation Beers or its Affiliates or sub-licensees who are actively and directly participating in the performance of the obligations and exercise of the rights of Constellation Beers under this Agreement, and (b) not to use Confidential Information of Marcas Modelo and the Modelo Group for any purpose other than in connection with the performance of the obligations and exercise and enforcement of the rights of Constellation Beers hereunder. The obligation to maintain confidentiality of and restrictions on the use of Confidential Information hereunder shall include any Confidential Information of Marcas Modelo and the Modelo Group obtained by Constellation Beers prior to the date hereof. If Constellation Beers is required by law, court order or government order or regulation to disclose Confidential Information, Constellation Beers shall provide notice thereof to Marcas Modelo and, after consultation with Marcas Modelo and, at the sole cost and expense of Marcas Modelo, reasonably cooperating with Marcas Modelo to object to or limit such disclosure, shall be permitted to disclose only that Confidential Information so required to be disclosed.

7.3 Constellation Beers acknowledges that certain elements in the Licensed Other IP are the Confidential Information and trade secrets of ABI and its Affiliates, and Constellation Beers shall, and shall cause its Affiliates and sub-licensees to, protect such elements with the same degree of care that it uses to protect its own Confidential Information and trade secrets of a similar nature, but no less than a reasonable degree of care.

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7.4 The parties agree that Confidential Information of Constellation Beers provided under this Article VII and/or that is order or pricing information is competitively sensitive, and Marcas Modelo shall establish, implement and maintain strict procedures and take such other steps that are reasonably necessary to prevent disclosure of such Confidential Information to any person other than determined to be advisable in connection with the performance of the objectives and exercise of rights under this Agreement; and in no case may Marcas Modelo permit disclosure to its representatives and employees or representatives and employees of its Affiliates who have direct responsibility for marketing, distributing or selling Beer in competition with the Importer Products in the Territory.

ARTICLE VIII

TAXES

8.1 Withholding. The payment of the Up-Front Payment (as defined in the Brewery SPA) (including any adjustment thereto) , which is made pursuant to the Brewery SPA, and any payment made pursuant to Section 8.2 of this Agreement shall be made without deduction or withholding for any taxes (other than taxes imposed on net income in Mexico), except as required by applicable law. If any applicable law requires the deduction or withholding of any tax from such payment, then Constellation Beers or its assignee shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law and, if such payment is made by a Person other than Constellation Beers and such tax would not have been imposed had Constellation Beers made such payment, then the sum payable to Marcas Modelo shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this section) Marcas Modelo receives an amount equal to the sum it would have received had no such deduction or withholding been made.

8.2 Other Taxes. If and to the extent Constellation Beers exercises its right pursuant to Section 9.1 to assign its rights and obligations under this Agreement to another Person, Constellation Beers shall indemnify and hold harmless Marcas Modelo or any of its Affiliates from and against any taxes, including, for the avoidance of doubt, any value added or other similar taxes, for which Marcas Modelo may become liable for which Marcas Modelo would not have been liable had Constellation Beers not assigned its rights and obligations under this Agreement.

ARTICLE IX

MISCELLANEOUS

9.1 Assignment. Neither party may assign any right under this Agreement without the prior written consent of the other party; provided, that (a) Constellation Beers may assign or transfer (by sale of assets, sale of stock, merger, operation of law or otherwise) this Agreement and its rights and obligations hereunder to any Affiliate of Constellation, (b) Constellation Beers may assign and transfer this Agreement and all of its rights and obligations hereunder to any Third Party to whom Constellation Beers or its assigee sells or transfers (by sale of assets, sale of stock, merger, operation of law or otherwise) all or substantially all of its business with respect to Product in the Territory, and in that event such

31

assignee shall be deemed to be Constellation Beers for all purposes of this Agreement, (c) Marcas Modelo may assign or transfer this Agreement and its rights and obligations hereunder in whole or in part to any Subsidiary of ABI, or (d) Marcas Modelo may assign or transfer this Agreement and its rights and obligations hereunder to any Third Party to whom Marcas Modelo sells or transfers (by sale of assets, sale of stock, merger, operation of law or otherwise) all or substantially all of its business with respect to Product, and in that event such assignee shall be deemed to be Marcas Modelo for all purposes of this Agreement; provided, further, that any such assignee of either party agrees in writing to be bound by all terms and conditions of this Agreement and the assigning party remains liable for its assignee’s performance under this Agreement. Any purported assignment not in strict compliance with the preceding sentence shall be null and void and of no force and effect. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns.

9.2 Force Majeure. During the pendency of any Force Majeure Event affecting a brewing facility of Constellation Beers or Constellation Beers’s Supplier(s) in Mexico, Constellation Beers will discuss with Marcas Modelo and provide reasonable consideration of any offer made by Marcas Modelo to brew and deliver as directed by Constellation Beers, any affected Beer capacity in Mexico during the pendency of such Force Majeure Event prior to engaging any manufacturing source outside of Mexico.

9.3 Headings. The captions used in this Agreement are for convenience of reference only and shall not affect any obligation under this Agreement.

9.4 Counterparts. This Agreement may be executed in counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts, taken together, shall constitute one and the same instrument. Signatures sent by facsimile shall constitute and be binding to the same extent as originals. This Agreement may not be amended except by an instrument in writing signed by both parties.

9.5 Notices. Any notice, claims, requests, demands, or other communications required or permitted to be given hereunder shall be in writing and will be duly given if: (a) personally delivered, (b) sent by facsimile or (c) sent by Federal Express or other reputable overnight courier (for next Business Day delivery), shipping prepaid as follows:

If to Constellation Beers:	Constellation Beers Ltd
One South Dearborn St., Suite 1700
Chicago, IL 60603
Attention: President
Telephone: +1 (312) 873-9600
Facsimile: +1(312) 346-7488

With a copy to (which copy	Constellation Brands, Inc.
shall not serve as notice	207 High Point Drive, Building 100
hereunder):	Victor, New York 14564
Attention: General Counsel
Telephone: +1 (585) 678-7266

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Facsimile: +1 (585) 678-7103

With a second copy to	Nixon Peabody LLP
(which copy shall not serve	1300 Clinton Square
as notice hereunder):	Rochester, NY
Attention: James O. Bourdeau
Telephone: +1 (585) 263-1000
Facsimile: +1 (585) 263-1600

If to Marcas Modelo:	Marcas Modelo, S.A. de C.V.
Av. Javier Barros Sierra 555-3 Piso
Col. Santa Fe, 01210,
Mexico, D.F.
Attention: General Counsel
Telephone: + (52.55) 2266-0000
Facsimile: + (52.55) 2266-0000

With a copy to (which copy	Anheuser-Busch InBev
shall not serve as notice	Brouwerijplein 1
hereunder):	Leuven 3000
Belgium
Attention: Chief Legal Officer & Company Secretary
Telephone: +32 16 27 69 42
Facsimile: +32 16 50 66 99

With a second copy to (which copy shall not serve as notice hereunder):
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention: Frank J. Aquila
George J. Sampas
Krishna Veeraraghavan
Nader A. Mousavi
Telephone: +1 (212) 558-4000
Facsimile: +1 (212) 558-3588

or such other address or addresses or facsimile numbers as the person to whom notice is to be given may have previously furnished to the others in writing in the manner set forth above. Notices will be deemed given at the time of personal delivery, if sent by facsimile, when sent with electronic notification of delivery or other confirmation of delivery or receipt, or, if sent by Federal Express or other reputable overnight courier, on the day of delivery.

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9.6 Entire Agreement. This Agreement (including the schedules and exhibits hereto, which are incorporated into this Agreement by this reference and made a part hereof), the Confidentiality Agreement, dated as of May 26, 2012, by and between CBI, ABI and solely with respect to Section 2 thereof, Grupo Modelo (the “Confidentiality Agreement”), the Brewery SPA, the Membership Interest Purchase Agreement, and the Restated LLC Agreement (as defined in the Membership Purchase Agreement and solely to the extent Constellation Beers and Constellation do not acquire all of Constellation Beers’ Interest (as defined in the Membership Purchase Agreement)), and the Transition Services Agreement and each of the other Transaction Documents, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof, and supersede all prior or contemporaneous agreements and understandings, whether written or oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof.

9.7 Severability. To the extent that any provision of this Agreement is invalid or unenforceable in the Territory or any state or other area of the Territory, this Agreement is hereby deemed modified to the extent necessary to make it valid and enforceable within such state or area, and the parties shall promptly agree in writing on the text of such modification.

9.8 Injunction; Waiver. The parties acknowledge that a breach or threatened breach by them of any provision of this Agreement will result in the other entity suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, the parties agree that any party may, in its discretion (and without limiting any other available remedies), apply to any court of law or equity of competent jurisdiction for specific performance and injunctive relief (without necessity of posting a bond or undertaking in connection therewith) in order to enforce or prevent any violations of this Agreement, and any party against whom such proceeding is brought hereby waives the claim or defense that such party has an adequate remedy at law and agrees not to raise the defense that the other party has an adequate remedy at law. The failure of either party at any time to require performance of any provision of this Agreement shall in no manner affect such party’s right to enforce such provision at any later time. No waiver by any party of any provision, or the breach of any provision, contained in this Agreement shall be deemed to be a further or continuing waiver of such or any similar provision or breach.

9.9 Successors and Assigns; Third Party Beneficiaries. This Agreement is binding upon and shall inure to the benefit of the parties hereto and their successors and permitted assigns. Nothing in this Agreement shall give any other Person any legal or equitable right, remedy or claim under or with respect to this Agreement or the transactions contemplated hereby.

9.10 Amendment and Restatement. The Original Agreement shall be deemed amended and restated in its entirety as of the date hereof by this Agreement and the Original Agreement shall thereafter be of no further force and effect except to evidence any rights and obligations of the parties or action or omission performed or required to be performed pursuant to such Original Agreement prior to the date hereof.

[Signature page follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above.

MARCAS MODELO, S.A. DE C.V.

By
Name: Title:

CONSTELLATION BEERS LTD.

By
Name: Title:

[Signature Page to Sub-license Agreement]

Exhibit A

TRADEMARK APPLICATIONS & REGISTRATIONS TO BE ABANDONED

Mark	Ser./Reg./App. No.	Jurisdiction
CELEBRATE CORONA DE MAYO	SN:85-645063	USA
COME CORONA WITH ME (Stylized)	SN:76-573148; RN:2,918,722	USA
CORONA DECOR	SN:76-230093; RN:2,517,268
CORONA EXTRA READY TO SERVE	SN:85-818733	USA
CORONA EXTRA READY TO SERVE and Design	SN:85-818736	USA
CORONA START THE PARTY	SN:77-121219; RN:3,358,680	USA
CORONA WIDE OPEN	SN:77-665053; RN:4,060,380	USA
CORONA WIDE OPEN and Design	SN:77-665055; RN:3,986,182	USA
CORONA ZONA	SN:76-229560; RN:4,200,383	USA
CORONAVILLE	SN:78-725979; RN:3,221,680	USA
GOMODELO	SN:85-496131; RN:4,189,942	USA
SAVETHEBEACH.ORG CORONASAVETHEBEACH.ORG and Design	SN:85-769317	USA
CERVECERIA DEL PACIFICO S.A. DE C.V. CERVEZA PACIFICO CLARA	RN: CA 93009; AN: 01013055	California
PACIFICO and Design	SN:73-367145; RN:1,336171	USA
CORONA.COM	SN:75-632870; RN:2,663,599	USA

A-1

Exhibit B

ADDITIONAL TRADEMARKS

Mark/Name	Ser./Reg./App. No.	Jurisdiction
CERVEZA LA CERVEZA MAS FINA CORONA LIGHT CONT. NET. 340 ML and Design	SN:77-410946; RN:3,629,573	USA
CONEXION CORONA	SN:77-120568; RN:3,908,281	USA
CORONA	SN:76-054459; RN:2,634,004	USA
CORONA	SN:76-230273; RN:2,817,872	USA
CORONA (Stylized)	SN:74-337257; RN:2,489,710	USA
CORONA (Stylized)	SN:76-090432; RN:2,590,621	USA
CORONA (Stylized)	SN:76-230586; RN:2,684,504	USA
CORONA (Stylized)	SN:75-875857; RN:3,631,787	USA
CORONA and Design	SN:74-337256; RN:2,489,709	USA
CORONA BEACH HOUSE	SN:85-081351; RN:3,984,217	USA
CORONA CANTINA	SN:85-645045	USA
CORONA DE MAYO	SN:85-645064	USA
CORONA EXTRA	SN:76-090433; RN:2,600,236	USA
CORONA EXTRA	SN:75-875865; RN:2,702,882	USA
CORONA EXTRA	SN:76-231041; RN:2,817,873	USA
CORONA EXTRA (Stylized)	SN:74-337259; RN:2,489,711	USA
CORONA EXTRA (Stylized)	SN:76-230810; RN:2,687,262	USA
CORONA EXTRA and Design	SN:76-559142; RN:2,993,696	USA
CORONA EXTRA and Design	SN:76-544591; RN:3,329,891	USA
CORONA EXTRA CERVEZA LA CERVEZA MAS FINA and Design	SN:77-118947; RN:3,544,218	USA
CORONA EXTRA CERVEZA LA CERVEZA MAS FINA and Design	SN:77-118906; RN:3,544,217	USA
CORONA EXTRA LA CERVEZA MAS FINA and Design	SN:74-337255; RN:2,489,708	USA
CORONA EXTRA LA CERVEZA MAS FINA and Design	SN:78-907233; RN:3,317,902	USA
CORONA FAMILIAR	SN:85-420269	USA
CORONAROJO	SN:85-383807	USA
CORONAROJO	SN:85-354655	USA
CORONITA	SN:85-383802	USA
CORONITA LIGHT	SN:77-379759; RN:3,549,260	USA
CORONITA LIGHT and Design	SN:77-419975; RN:3,611,200	USA
FIND YOUR BEACH	SN:77-870491; RN:4,191,028	USA
FIND YOUR BEACH	SN:85-499815	USA
LA CERVEZA MAS FINA	SN:76-544594; RN:2,963,654	USA
LA CERVEZA MAS FINA and Design	SN:74-337258; RN:1,828,343	USA
MODELO	SN:76-338317; RN:2,631,391	USA
MODELO ESPECIAL	SN:76-338316; RN:2,631,390	USA

Mark/Name	Ser./Reg./App. No.	Jurisdiction
MODELO ESPECIAL CHELADA	SN:85-740870	USA
MODELO LIGHT (Stylized)	SN:85-656356	USA
MODELO LIGHT (Stylized)	SN:85-656355	USA
MODELO LIGHT and Design	SN:85-663677	USA
MODELO LIGHT and Design	SN:85-656354	USA
NEGRA MODELO	SN:76-338315; RN:2,631,389	USA
RELAX RESPONSIBLY	SN:77-120546; RN:3,576,821	USA
RELAX RESPONSIBLY and Design	SN:77-121268; RN:3,463,388	USA
RONAS & RITAS	SN:75-475936; RN:2,279,069	USA
RONAS AND ‘RIAS	SN:85-413853	USA
RONAS AND ‘RIAS	SN:85-383813	USA
VIVA CORONA	SN:85-645054	USA
Crown & Griffins Design	SN:73-708295; RN:1,548,371	USA
Miscellaneous Design	SN:85-469388	USA
Coins & King Design	SN:85-469380	USA
King Design	SN:85-469400	USA
Lion Design	SN:85-656360	USA
Lion Design	SN:85-656358	USA
Lion Design	SN:85-656357	USA
CORONA	RN: TX 33569; AN: 00494075	Texas
CORONA EXTRA	RN: UT 29675; AN: 20805621	Utah
CORONA EXTRA	RN: DE 1989-67233; AN: 08008434	Delaware
CORONA EXTRA	RN: NM 89012001; AN: 01076098	New Mexico
CORONA EXTRA	RN: NH (No Registration Number); AN: 01064334	New Hampshire
CORONA EXTRA	RN: MD 19897054; AN: 01057827	Maryland
CORONA EXTRA	RN: MA 42599; AN: 01055262	Massachusetts
CORONA EXTRA	RN: AZ 17892; AN: 00494153	Arizona
CORONA EXTRA	RN: NM (No Registration Number); AN: 00494152	New Mexico
CORONA EXTRA	RN: TX (No Registration Number); AN: 00494108	Texas
CORONA EXTRA	RN: ID 12517; AN: 00341706	Idaho
CORONA EXTRA	RN: NJ 8463; AN: 00339969	New Jersey
CORONA EXTRA	RN: CT 7439; AN: 00338212	Connecticut
CORONA EXTRA	RN: ME 19890160; AN: 00330567	Maine
CORONA EXTRA	RN: IL 63823; AN: 00329652	Illinois
CORONA EXTRA	RN: LA (No Registration Number); AN: 00017204	Louisiana
CORONA EXTRA LA CERVEZA MAS FINA	RN: WA 17801; AN: 41800097	Washington
CORONA EXTRA LA CERVEZA MAS FINA	RN: WA 9944; AN: 00016520	Washington
MODELO	RN: CA 51955; AN: 00241431	California
MODELO ESPECIAL	RN: CA 99414; AN: 23100029	California
Design	RN: CA 51922; AN: 00241430	California
VICTORIA	RN: CA 52397; AN: 00241579	California
PACIFICO	SN:76-497182; RN:2,885,751	USA
PACIFICO and Design	SN:76-497180; RN:2,862,190	USA
PACIFICO LIGHT	SN:78-896659; RN:3,381,909	USA
CORONARITA	SN:85-383808	USA

Mark/Name	Ser./Reg./App. No.	Jurisdiction
CORONITA RITA	SN:85-383810	USA
CERVECERIA DEL PACIFICO, S.A. DE C.V. CERVEZA PACIFICO CLARA and Design	SN:74-071659; RN:1,671,994	USA
CERVECERIA MODELO S.A. DE C.V. MEXICO MODELO ESPECIAL and Design	SN:77-100703; RN:3,576,774	USA
CERVECERIA MODELO	SN:77-849176; RN:3,896,060	USA
CORONARITA	SN: 85-637980	USA
FAMILIAR (stylized)	SN: 85-420278	USA
Miscellaneous Design	SN: 78-605037	USA

Exhibit D

TRADEMARKS

Mark	Ser./Reg./App. No.	Jurisdiction
CERVEZA MODELO LIGHT and Design	SN:78-787355; RN:3,210,796	USA
CORONA	SN:77-221594; RN:3,388,558	USA
CORONA (Stylized)	SN:73-625255; RN:1,681,366	USA
CORONA and Design	SN:73-625252; RN:1,689,218	USA
CORONA EXTRA	SN:77-221686; RN:3,388,566	USA
CORONA EXTRA (Stylized)	SN:73-625250; RN:1,681,365	USA
CORONA EXTRA LA CERVEZA MAS FINA and Design	SN:73-625248; RN:1,729,694	USA
CORONA LIGHT	SN:77-410950; RN:3,605,139	USA
CORONA LIGHT and Design	SN:75-876356; RN:2,406,232	USA
CORONA LIGHT and Design	SN:74-123829; RN:1,727,969	USA
CORONITA EXTRA	SN:74-132069; RN:1,729,701	USA
CORONITA EXTRA LA CERVEZA MAS FINA and Design	SN:74-160423; RN:1,761,605	USA
LA CERVEZA MAS FINA and Design	SN:73-625249; RN:1,495,289	USA
MODELO	SN:73-021202; RN:1,022,817	USA
MODELO ESPECIAL	SN:72-464917; RN:1,055,321	USA
MODELO ESPECIAL and Design	SN:85-074167; RN:4,060,986	USA
MODELO LIGHT	SN:78-771233; RN:3,183,378	USA
NEGRA MODELO	SN:73-128857; RN:1,217,760	USA
NEGRA MODELO and Design	SN:77-499866; RN:3,567,209	USA
VICTORIA and Design	SN:85-469396	USA
Crown & Griffins Design	SN:73-625251; RN:1,462,155	USA
Crown Design	SN:76-617147; RN:3,048,028	USA
King Design (for Victoria Product)	SN:85-469392; RN:4,146,769	USA
Miscellaneous Design (for Victoria Product)	SN:85-469385; RN:4,146,768	USA
Miscellaneous Design (for Victoria Product)	SN:85-469375; RN:4,146,767	USA
PACIFICO	SN:74-071754; RN:1,726,063	USA
PACIFICO CLARA	SN:76-514146; RN:2,866,272	USA
LA CERVEZA DEL PACIFICO CERVEZA PACIFICO CLARA and Design	SN:77-244688; RN:3,589,696	USA
CERVEZA BARRILITO	SN:77-295228; RN:3,440,278	USA
CORONARITA	SN:85-354652	USA
CORONITA RITA	SN:85-413849	USA

D-1

Mark	Ser./Reg./App. No.	Jurisdiction
MODELO ESPECIAL CERVECERIA MODELO MEXICO and Design	SN:85-074113; RN:4,115,677	USA
CERVECERIA MODELO, S.A. DE C.V.—MEXICO and Design	SN:78-605075; RN:3,191,287	USA
VICTORIA	Common Law	USA

D-2

Exhibit E

CHELADA TRADEMARKS

Mark/Name	Ser./Reg./App. No.	Jurisdiction
CERVEZA MODELO ESPECIAL CHELADA and Design	SN:85-766205	USA
CERVEZA MODELO ESPECIAL CHELADA and Design	SN:85-766203	USA

E-1

Exhibit F

NON-EXCLUSIVE TRADEMARKS

Mark/Name	Ser./Reg./App. No.	Jurisdiction
CELEBRATE CINCO	SN: 85-645065	USA
¡CELEBREMOS! CELEBRATE CINCO	SN: 85-645049	USA
FAMILIAR	SN: 85-420277	USA

F-1

EXHIBIT B

FORM OF TRANSITION SERVICES AGREEMENT

B - 1

EXHIBIT C

TRANSITION SERVICES AGREEMENT

dated as of [•], 2013

between

ANHEUSER-BUSCH INBEV SA/NV

and

CONSTELLATION BRANDS, INC.

TRANSITION SERVICES AGREEMENT

THIS TRANSITION SERVICES AGREEMENT, dated as of [•], 2013 (this “Agreement”), is entered into by and between Anheuser-Busch In Bev SA/NV, a Belgian corporation (“Seller”) and Constellation Brands, Inc, a Delaware corporation (the “Purchaser” and, together with Seller, each a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, pursuant to the terms and conditions of that certain Stock Purchase Agreement, dated as of [•], 2013 (as amended, modified or supplemented from time to time in accordance with its terms, the “Stock Purchase Agreement”), between Seller, Purchaser and certain other parties, Seller has agreed, among other things, to cause all of the issued and outstanding shares of capital stock of (i) Compañia Cervecera de Coahuila, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (the “Company”) and (ii) all of the issued and outstanding shares of capital stock of Servicios Modelo de Coahuila, S.A. de. C.V. a sociedad anónima de capital variable organized under the laws of Mexico (“Servicios”), in each case, to be sold to Purchaser or one of its designees.

WHEREAS, as contemplated by the Stock Purchase Agreement, Seller and Purchaser each desire to arrange for the provision of the Services in connection with the operation of the Company and the Piedras Negras Plant by Purchaser following the Closing Date and the expansion of the Piedras Negras Plant; and

WHEREAS, the execution and delivery of this Agreement is required by the Stock Purchase Agreement.

NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements set forth in this Agreement, and subject to and on the terms and conditions set forth in this Agreement, the Parties agree as follows:

ARTICLE I

INTERPRETATION

Section 1.01 Certain Defined Terms.

(a) Capitalized terms used but not otherwise defined herein or in any schedule attached hereto shall have the meanings given to them in the Stock Purchase Agreement.

(b) As used in this Agreement and in the schedules attached hereto:

“Affiliate” means, with respect to any Person, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person. “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise. For the avoidance of doubt, the Company is an Affiliate of Purchaser, and not an Affiliate of Seller.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Action” means any litigation, action, audit, suit, charge, binding arbitration or other legal, administrative, regulatory or judicial proceeding.

“Beer” has the meaning assigned to that term in the Interim Supply Agreement.

“Brewery Expansion Plan” means those specifications and plans developed by Purchaser with the technical support of Seller to expand the capacity of the Piedras Negras Plant to produce, bottle, package and temporarily store Beer by an additional six million hectoliters per year over such capacity for the Piedras Negras Plant on the date hereof as described on Schedule 2.01(d).

“Brewery Expansion Services” has the meaning set forth in Section 2.01(d).

“Brewery Operations Services” has the meaning set forth in Section 2.01(a).

“Change of Control” means (i) any Prohibited Owner or Person controlled by a Prohibited Owner becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such Prohibited Owner or Person shall be deemed to have beneficial ownership of all shares that such Prohibited Owner or Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) of all or any portion of any class of capital stock or equity interests (including partnership interests) then outstanding of Crown; provided, that, no such Prohibited Owner or Person shall be considered to be a beneficial owner of any class of capital stock or equity interests (including partnership interests) of Crown solely as a result of being a beneficial owner of Voting Stock of the Purchaser, (ii) any Prohibited Owner or Person controlled by a Prohibited Owner becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such Prohibited Owner or Person shall be deemed to have beneficial ownership of all shares that such Prohibited Owner or Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) of all or any portion of any class of capital stock or equity interests (including partnership interests) then outstanding of the Company; provided, that, no such Prohibited Owner or Person shall be considered to be a beneficial owner of any class of capital stock or equity interests (including partnership interests) of the Company solely as a result of being a beneficial owner of Voting Stock of the Purchaser, (iii) any Prohibited Owner or Person controlled by a Prohibited Owner becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the voting power of the total outstanding Voting Stock of the Purchaser; (iv) any Prohibited Owner or Person controlled by a Prohibited Owner becomes a member of Crown or shareholder of the Company, or (v) a sale or all or substantially all of the assets of the Company.

“Company” has the meaning set forth in the recitals to this Agreement.

“Confidential Information” has the meaning set forth in Section 2.12(a).

“Contract” means any binding contract, agreement, subcontract, lease, sublease, license, purchase order, work order, sales order, indenture, note, bond, instrument, mortgage, commitment, covenant or undertaking.

“Cost” means the actual, documented out-of-pocket cost (without markup) to Seller or its applicable Affiliate for the material, good, item or Service.

“Crown” means Crown Imports, LLC, a Delaware limited liability company, and any successor thereto.

“Disclosing Party” has the meaning set forth in Section 2.12(a).

“Disposition” means the sale, transfer, exclusive license or other disposition (including any sale and leaseback transaction) of any property (including stock, membership interest, partnership and other equity interests) by any Person of property owned by such Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission thereunder, in each case, as amended.

“Excluded Services” has the meaning set forth in Section 2.01.

“Force Majeure Events” has the meaning set forth in Section 6.02.

“Grupo Modelo” means Grupo Modelo, S.A.B. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico.

“Grupo Modelo Entities” means, Grupo Modelo together with Affiliates and any successors thereto (other than the Company or Servicios).

“Interim Supply Agreement” means that certain Interim Supply Agreement, dated as of the date hereof, by and between Grupo Modelo and Crown.

“Invoices” has the meaning set forth in Section 3.02(b)(i).

“IT” means information technology.

“IT Service” means a service involving the management, maintenance, installation or utilization of computer hardware and software used in connection with the operation of the business of the Company, including the management, maintenance, installation or utilization of IT Systems.

“IT Systems” means the computer systems, telephone systems, email and similar information storage or transfer systems, and computer systems for management, maintenance, operation and utilization of equipment and facilities located at the Piedras Negras Plant, utilizing computer hardware and software in connection with the operation of the business of the Company

“Knowing and Intentional” means that (i) a certain act or omission was voluntarily made with the understanding that the act or omission constitutes a breach of this Agreement, and (ii) such breach was not cured promptly after receipt of notice thereof (taking into account how long it reasonably takes to cure such breach). For the avoidance of doubt, “Knowing and Intentional” does not require the proof of scienter, bad faith or of any intent to cause any particular damage or harm.

“Membership Interest Purchase Agreement” means that certain Amended and Restated Membership Interest Purchase Agreement, dated as of February 13, 2013, by and among Seller, Purchaser, Constellation Beers Ltd. and Constellation Brands Beach Holdings, Inc.

“Migration” means the transfer of the Transferred Data from Seller’s IT Systems to Purchaser’s IT Systems (including SAP).

“Migration Plan” has the meaning set forth in Section 3.02(c).

“Out-of-Pocket Costs” has the meaning set forth in Section 3.02(a).

“Other G&A Services” has the meaning set forth in Section 2.01(c).

“Party” or “Parties” has the meaning set forth in the preamble to this Agreement.

“Pass-Through Charges” means the actual documented costs charged (without markup) by a Third-Party Service Provider for the Services provided.

“Performance Standard” has the meaning set forth in Section 2.07(a).

“Permitted Holders” means (a) Marilyn Sands, her descendants (whether by blood or adoption), her descendants’ spouses, her siblings, the descendants of her siblings (whether by blood or adoption), Hudson Ansley, Lindsay Caleo, William Caleo, Courtney Winslow, or Andrew Stern, or the estate of any of the foregoing Persons, or The Sands Family Foundation, Inc., (b) trusts which are for the benefit of any combination of the Persons described in clause (a), or any trust for the benefit of any such trust, or (c) partnerships, limited liability companies or any other entities which are controlled by any combination of the Persons described in clause (a), the estate of any such Persons, a trust referred to in the foregoing clause (b), or an entity that satisfies the conditions of this clause (c).

“Permitted Purpose” has the meaning set forth in Section 2.12(a).

“Person” means any natural person, firm, partnership, association, corporation, company, trust, business trust, governmental authority or other entity.

“Piedras Negras Plant” means that certain brewery owned and operated by the Company and located in Piedras Negras, Coahuila, Mexico.

“Procurement and Logistics Transition Services” has the meaning set forth in Section 2.01(b).

“Product” has the meaning in the Interim Supply Agreement.

“Prohibited Owner” means Carlsberg Breweries A/S, Heineken Holding NV, SABMiller plc, Molson Coors Brewing Company, Miller Coors LLC, any of their respective controlled Affiliates and any successor of any of the foregoing, or any Person (other than a Subsidiary of Purchaser or a Permitted Holder) owning, distributing or brewing Beer brands of which 275 million Cases (as such term is defined in Section 1.1 of the Sublicense Agreement) or more were sold in the Territory during the calendar year ended immediately prior to the determination of whether such Person is a Prohibited Owner.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Indemnified Parties” has the meaning set forth in Section 5.02.

“Receiving Party” has the meaning set forth in Section 2.12(a).

“Sales Taxes” has the meaning set forth in Section 3.06(a).

“Seller” has the meaning set forth in the preamble to this Agreement.

“Service Coordinator” has the meaning set forth in Section 2.08.

“Services” has the meaning set forth in Section 2.01(e).

“Services Licensee” has the meaning set forth in Section 2.11(a).

“Stock Purchase Agreement” has the meaning set forth in the recitals to this Agreement.

“Sublicense Agreement” means that certain Amended and Restated Sub-license Agreement dated as of the date hereof by and between Constellation Beers Ltd. and Marcas Modelo, S.A. de C.V.

“Subsidiary” means, with respect to any Person, a corporation, partnership, joint venture, limited liability company, trust, estate or other Person of which (or in which), directly or indirectly, more than fifty percent (50%) of (i) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors, managers or others performing similar functions of such entity (irrespective of whether at the time capital stock of any other class or classes of such entity shall or might have voting power upon the occurrence of any contingency), (ii) the interest in the capital or profits of such partnership, joint venture or limited liability company or other Person or (iii) the beneficial interest in such trust or estate is at the time owned by such first Person, or by such first Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries.

“Supply Services” has the meaning set forth in Section 2.01(e).

“Taxes” means (i) all Mexican federal, state or local or foreign taxes, fees, assessments, levies or other governmental charges, or any liability for any of the foregoing together with all interest, penalties and additions imposed by any Governmental Authority.

“Territory” has the meaning assigned to that term in Section 1.1 of the Sublicense Agreement.

“Third Party” means any Person that is neither a Party nor an Affiliate of a Party.

“Third-Party Contract” has the meaning set forth in Section 2.03.

“Third-Party Service Provider” has the meaning set forth in Section 2.03.

“Transferred Data” shall mean the data generated by the Company in connection with the operation of the business of the Company and managed and maintained by Grupo Modelo on behalf of the Company or Servicios.

“Voting Stock” means (i) with respect to a corporation, the stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect or appoint at least a majority of the board of directors or trustees of such corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency) and (ii) with respect to a partnership, limited liability company or business entity other than a corporation, the equity interests thereof.

Section 1.02 Other Definitional Provisions. Unless the express context otherwise requires:

(a) the word “day” means calendar day;

(b) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(c) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(d) the terms “Dollars” and “$” mean United States Dollars;

(e) references herein to a specific Section, Subsection or Schedule shall refer, respectively, to Sections, Subsections or Schedules of this Agreement;

(f) wherever the word “include”, “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g) references herein to any gender include the other gender;

(h) references in this Agreement to the “United States” mean the United States of America and its territories and possessions;

(i) references in this Agreement to the “Mexico” mean Mexico and its territories and possessions;

(j) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and

(k) except as otherwise specifically provided in this Agreement, any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and (ii) all attachments thereto and instruments incorporated therein.

ARTICLE II

SERVICES

Section 2.01 Provision of Services. Subject to the terms and conditions of this Agreement, Seller shall provide, or cause to be provided, to Purchaser for the benefit of the Company and for the Piedras Negras Plant, Servicios:

(a) consulting services with respect to the management of the Piedras Negras Plant (the “Brewery Operations Services”);

(b) consulting services in logistical matters, materials resource planning and advisory services on procurement matters in connection with the transitioning of the operations of the Piedras Negras Plant (the “Procurement and Logistics Transition Services”);

(c) general administrative services currently provided at the Piedras Negras Plant or to Servicios, including information technology (IT Service), finance and regulatory compliance, services related to the testing of products and packaging in Crown’s current development pipeline as of the date of the Stock Purchase Agreement at Grupo Modelo’s Mexico City test brewery, human resources and promotional, retail and licensing services performed by GModelo Corporation as of the date of the Stock Purchase Agreement (it being agreed and understood Purchaser that shall use its reasonable best efforts, with the cooperation of Seller, to identify and engage a Third Party to perform such promotional, retail and licensing services (or perform such services itself) as soon as practicable after the date hereof) (collectively, the “Other G&A Services”);

(d) services relating to the Brewery Expansion Plan as more fully set forth on Schedule 2.01(d) (the “Brewery Expansion Services”); and

(e) the supply of aluminum cans, glass, malt, crowns and caps, hops, and corn starch (the “Supply Services” and, together with the Brewery Operations Services, the Other G&A Services, and the Procurement and Logistics Transition Services and the Brewery Expansion Services, the “Services”);

provided, however, that under no circumstances shall the Services include services related to or connected with capital expenditures (other than the consulting service required to be provided in connection with the Brewery Expansion Services), innovation and supply (other than with respect to Supply Services) (such services collectively, the “Excluded Services”); provided, further, that other than with respect to the Brewery Expansion Services, the scope of the foregoing Services shall not be required to be greater than the scope of the services that were provided by any Grupo Modelo Entity to the Company in the ordinary course of business during the 12 months immediately prior to the GM Transaction Closing, but such scope shall be at least equal to the scope of the services that were provided by any Grupo Modelo Entity to the Company in the ordinary course of business during the 12 months immediately prior to the GM Transaction Closing. Notwithstanding anything to the contrary, under no circumstances shall Seller have the authority to make any decisions with respect to the operation and expansion of the Piedras Negras Plant or the Company.

Section 2.02 Additional Necessary Services. Seller agrees to provide any additional services other than the Excluded Services for the operation of the Company, upon Purchaser’s reasonable request and at a price to be agreed upon after good faith negotiations between the Parties; provided, that the scope of any such additional services shall be no greater than the services that were provided by any Grupo Modelo Entity to the Company in the ordinary course of business during the 12 months immediately prior to the Settlement Date. Any such additional necessary services so provided by Seller shall constitute Services under this Agreement and be subject in all respect to the provisions of this Agreement.

Section 2.03 Third-Party Service Providers. Seller may satisfy its obligation to provide the applicable Services hereunder by causing (a) one or more of its Affiliates that is reasonably capable of performing the Services, to provide such Services or by subcontracting any of such Services or any portion thereof to such Affiliates (and Seller hereby fully and unconditionally guarantees the due and punctual performance of the Services by any such Affiliate), or (b) procuring any of such Services or portion thereof, from any Third Party (such a Third Party, a “Third-Party Service Provider”) that is reasonably capable, in Purchaser’s reasonable judgment, of performing the Services (provided that Bain Consulting, LLC and Accenture shall be deemed to be reasonably capable in Purchaser’s reasonable judgment for purposes of this Section 2.03(b)); provided; however, notwithstanding the foregoing, Seller may not subcontract, or otherwise delegate its obligations to provide Services hereunder to any Third Party (other than an Affiliate of Seller) without the express written consent of Purchaser (with such consent not to be unreasonably conditioned, withheld or delayed). Seller shall use commercially reasonable efforts to enforce the provisions of any Contract with a Third-Party Service Provider (a “Third-Party Contract”) that is related to the Services provided for Purchaser’s and the Company’s benefit and upon Purchaser’s or the Company’s written request describing the default of the Third-Party Service Provider and supporting the demand of performance, compensation or indemnity, Seller shall use commercially reasonable efforts to pursue any required performance, warranty or indemnity under any Third-Party Contract on Purchaser’s or the Company’s behalf. Purchaser shall reimburse Seller for all Out-of-Pocket Costs incurred by Seller in connection with pursuing any such performance, warranty or indemnity on behalf of Purchaser. The above is without prejudice to any of Seller’s or Purchaser’s rights against the Third-Party Service Provider as a result of any Pass Through Warranty.

Section 2.04 Transitional Nature of Services. The Parties acknowledge the transitional nature of the Services. Accordingly, subject to Article VI, as promptly as practicable following the execution of this Agreement, Purchaser agrees to use commercially reasonable efforts to make a transition of each Service to its own internal organization or to obtain alternative Services from Third Parties on or prior to the following transition dates for each of the Services:

(a) with respect to Brewery Operations Services, the date that is six months from the date of this Agreement,

(b) with respect to Other G&A Services, the date that is 24 months from the date of this Agreement; provided, however, that at Purchaser’s option, the provision of Other G&A Services pursuant to this Agreement may be extended to the date that is 36 months from the date of this Agreement;

(c) with respect to Procurement and Logistics Transition Services, the date that is 36 months from the date of this Agreement; provided, however, that, with respect to the materials resource planning services provided pursuant to Section 2.01(b), if the Company has been unable to obtain and install its own materials resource planning IT System prior to the date that is six months from the date of this Agreement, such services shall continue to be provided pursuant to this Agreement until the earlier of (i) the date on which the Company has obtained and fully installed such system and (ii) the date that is 36 months from the date of this Agreement;

(d) with respect to Brewery Expansion Services, the date that is 36 months from the date of this Agreement, provided that Purchaser shall use commercially reasonable efforts to meet each of the Target Completion Dates for the applicable Brewery Expansion Plan Milestone as set forth on Schedule 2.01(d); and

(e) with respect to Supply Services, the date that is 36 months from the date of this Agreement.

It is agreed that although Purchaser has agreed to use its commercially reasonable efforts as set forth herein, Seller shall have no right to receive damages or terminate this Agreement arising out of any claim that Purchaser failed to use such efforts; provided that in no case shall Seller be required to provide any particular Services beyond the latest date for such particular Service as set forth in this Section 2.04.

Section 2.05 Exception to Obligation to Provide Services and Cooperation on Third Party Contracts. Should (a) the provision of a Service by Seller violate, increase or constitute a breach of Seller’s obligations under any Law or any Contract to which Seller or any of its Affiliates is subject, or (b) any Contract or arrangement with any Third Party pursuant to which the Company received goods and services during the 12 months immediately prior to the

Closing (a “Prior Contract”), due to the Closing (i) be terminated by a party to such Prior Contract (other than the Company), (ii) entitle a party to such Prior Contract (other than the Company) to increase, and such party does increase, the cost or obligation of, or reduce the benefit to, the Company under such Prior Contract, or (iii) result in the inability of the Company to obtain after the Closing Date, goods or services that are the subject of the Prior Contract, for a cost that is consistent with the cost the Company was required to incur prior to the Closing, then the Parties shall each use their respective reasonable best efforts to obtain (or cause to be obtained) all consents, agreements, waivers and licenses necessary for any such Service or such goods or services to be provided to the Company (it being understood that such reasonable best efforts, with respect to Purchaser, include, to the extent appropriate, attempting to obtain a consent, agreement, waiver or license from an existing Third-Party service provider of Purchaser), such that the Company will be able to operate in the same or better manner as it was operated during the 12 months immediately prior to the GM Transaction Closing, provided that such requirement shall not be deemed to be a guaranty of any particular result. If any such consents, agreements, waivers and licenses cannot be obtained and Purchaser has not entered into a Contract for the provision of (1) all or a part of such Service with a Third-Party Service Provider on terms consistent with the terms of the applicable Prior Contract or (2) such goods or services, or a functional equivalent of either on consistent terms and conditions (including price and quality), then the Parties shall use their reasonable best efforts to arrange for alternative methods of delivering any goods or services such that the Company will be able to operate in the same or better manner as it was operated during the [****], provided that such requirement shall not be deemed to be a guaranty of any particular result. [****] The Parties shall continue to use their reasonable best efforts to obtain all consents, agreements, waivers or licenses (it being understood that such reasonable best efforts, with respect to Purchaser, includes, to the extent appropriate, attempting to obtain a consent, agreement, waiver or license from an existing Third-Party service provider of Purchaser), until they have been obtained or the parties have undertaken an alternative method of delivering any goods or services such that the Company will be able to operate in the same or better manner as it was operated during the 12 months immediately prior to the Settlement Date, as set forth in this Agreement.

[****]

Nothing in this Agreement, including this Section 2.05, in intended to, or shall, constitute a waiver or modification of the rights of ABI or the Buyer Parties under Sections 5.13 and 5.14 of the Stock Purchase Agreement.

Section 2.06 Duration of Services. Subject to Article VI, each of the Services shall be provided commencing from and after the Closing Date, unless a different date is specified as the commencement date on a Schedule hereto, and shall continue for the period set forth in Section 2.04 (with respect to a particular Service, the “Service Term”).

10

[****]	Confidential information omitted.

Section 2.07 Standard of Services.

(a) Except as otherwise agreed in writing between the Parties after the date of this Agreement and subject to Section 2.03, Seller shall provide the Services, or cause the Services to be provided, at a level of quality similar in all material respects to the manner in which the Services were performed and with the same standard of care as provided, in each such case, in connection with the operation of the Company and the Piedras Negras Plant during the 12 months immediately prior to the GM Transaction Closing, such that the Piedras Negro Plant will continue to be operated in the same or better manner as it was operated during the 12 months immediately prior to the GM Transaction Closing, provided that such performance standard shall not be deemed to be a guaranty of any particular result (the “Performance Standard”), provided further that the foregoing shall not modify, limit or amend Seller’s obligation to provide the requirements of aluminum cans, glass, malt, crowns and caps, hops, and corn starch, in accordance with Schedule 3.02(a)(i) of this Agreement. Under no circumstance shall Seller be obligated to meet any key performance indicators or other similar metrics; provided that Seller shall use commercially reasonable efforts to meet each of the Target Completion Dates for the applicable Brewery Expansion Plan Milestone as set forth on Schedule 2.01(d), it being agreed that although Seller has agreed to use such commercially reasonable efforts, Purchaser shall have no right to receive damages, equitable relief or terminate this Agreement arising out of any claim that Seller failed to use such efforts or any failure to meet any Brewery Expansion Plan Milestone.

(b) Notwithstanding anything to the contrary in this Agreement, in no event shall Seller or any of its Affiliates be liable for any Liability related to, arising out of or connected with any Services provided by a Third-Party Service Provider, other than in connection with a Knowing and Intentional act or omission by Seller or any of its Affiliates (including any Knowing and Intentional breach by Seller of its obligation to use commercially reasonable efforts to enforce any Third-Party Contract as set forth in Section 2.03). Purchaser acknowledges and agrees that this Agreement does not create a fiduciary relationship, partnership, joint venture or relationships of trust or agency between the Parties and that all Services are provided by Seller and any of its Affiliates as an independent contractor.

(c) Seller warrants and covenants that all Services to be performed by Seller shall be performed in compliance with all applicable laws, rules and regulations, including all laws, rules and regulations relating to alcoholic beverages.

Section 2.08 Service Coordinators. Each Party hereby appoints as of the date hereof the representative set forth on Schedule 2.08 attached hereto (each such representative, a “Service Coordinator”), who shall be responsible for coordinating and managing the provision and receipt of the applicable Services and shall have authority to act on the applicable Party’s behalf with respect to matters relating to this Agreement (unless and until a replacement representative is designated by the applicable party hereto by advance written notice to the other party hereto in accordance with Section 7.02).

Section 2.09 Cooperation. Purchaser shall, and shall cause its Affiliates to, use its commercially reasonable efforts to (a) cooperate with Seller and any Third-Party Service Provider with respect to the provision of any Service and (b) enable Seller and any Third-Party Service Provider (as the case may be) to provide the Services in accordance with this Agreement. Notwithstanding anything to the contrary, none of Purchaser, its Affiliates or any of its representatives shall take any action or omit to take any action that would interfere with or increase the cost or expense of Seller or any Third-Party Service Provider.

Section 2.10 Access. Purchaser shall (a) make available on a timely basis such information and materials as are reasonably requested by Seller or any Third-Party Service Provider to enable such Person to provide the Services and (b) provide to Seller or Third-Party Service Provider reasonable access to its premises and facilities during normal business hours and the equipment, systems, software and networks located therein, to the extent necessary for the purpose of providing the Services. Seller shall make available on a timely basis such information and materials as are reasonably requested by Purchaser in order to facilitate the receipt of Services.

Section 2.11 Ownership of Intellectual Property.

(a) Except as otherwise expressly provided in this Agreement or in any other Transaction Agreement, Seller, Purchaser, any Third-Party Service Provider and the respective Affiliates of each such Person shall retain all right, title and interest in and to their respective Intellectual Property and any and all improvements, modifications and derivative works thereof. No license or right, express or implied, is granted under this Agreement by Seller, Purchaser, any Third-Party Service Provider and the respective Affiliates of each such Person in or to their respective Intellectual Property, except that, solely to the extent required for the provision or receipt of the Services (as the case may be) in accordance with this Agreement, each of Seller and Purchaser, for itself and on behalf of the respective Affiliates thereof, hereby grants to the other (and the respective Affiliates thereof) a non-exclusive, revocable license during the term of this Agreement to such Intellectual Property that is provided by the granting Party to the other Party (“Services Licensee”) in connection with this Agreement, but only to the extent and for the duration necessary for the Services Licensee to provide or receive the applicable Service as permitted by this Agreement (it being understood that such a license shall terminate or shall be deemed terminated immediately upon the expiration of the term hereof or earlier as provided in Article VI and is subject to any licenses granted by other Persons with respect to Intellectual Property not owned by Seller, Purchaser or the respective Affiliates of such Person).

(b) Subject to the limited license granted in Section 2.11(a), in the event that any Intellectual Property is created by Seller or a Third-Party Service Provider in the provision of any Services, all right, title and interest throughout the world in and to all such Intellectual Property shall vest solely in such Person unconditionally and immediately upon such Intellectual Property having been developed, written or produced, unless the applicable parties otherwise agree in writing; provided, however, that any Intellectual Property specifically developed or commissioned for the benefit of Purchaser or the Company by Seller or a Third-Party Service Provider shall be owned by and become the sole property of Purchaser or the Company, as applicable.

(c) Except as otherwise expressly provided in this Agreement or in any other Transaction Agreement, (i) no Party (or any of its Affiliates) shall have by virtue of this Agreement any licenses with respect to any Intellectual Property (including software), hardware or facility of the other Party and (ii) Purchaser shall not have by virtue of this Agreement any licenses with respect to any Intellectual Property (including software) of any Third-Party Service Provider not granted to Purchaser pursuant to Section 2.11(b). All rights and licenses not expressly granted in this Agreement or in any other Transaction Agreement are expressly reserved by the relevant Party. Each Party shall from time to time execute any documents and take any other actions reasonably requested by the other Party to effectuate the intent of this Section 2.11.

Section 2.12 Confidentiality.

(a) During the term of this Agreement and thereafter, the Parties shall, and shall instruct their respective representatives to, maintain in confidence and not disclose the other Party’s financial, technical, sales, marketing, development, personnel, and other information, records, or data, including, without limitation, customer lists, supplier lists, trade secrets, designs, product formulations, product specifications or any other proprietary or confidential information, however recorded or preserved, whether written or oral (any such information, “Confidential Information”). Each Party shall use the same degree of care, but no less than reasonable care, to protect the other Party’s Confidential Information as it uses to protect its own Confidential Information of like nature. Unless otherwise authorized in any Contract between the Parties, any Party receiving any Confidential Information of the other Party (the “Receiving Party”) may use Confidential Information only for the purposes of fulfilling its obligations under this Agreement (the “Permitted Purpose”). Any Receiving Party may disclose such Confidential Information only to its Representatives who have a need to know such information for the Permitted Purpose and who have been advised of the terms of this Section 2.12 and the Receiving Party shall be liable for any breach of these confidentiality provisions by such Persons; provided, however, that any Receiving Party may disclose such Confidential Information to the extent such Confidential Information is required to be disclosed by a Governmental Order, in which case the Receiving Party shall promptly notify, to the extent possible, the disclosing party (the “Disclosing Party”), and take all reasonable steps requested by the Disclosing Party and at the sole cost and expense of the Disclosing Party to assist in contesting such Governmental Order or in protecting the Disclosing Party’s rights prior to disclosure, and in which case the Receiving Party shall only disclose such Confidential Information that it is advised by its outside legal counsel in writing that it is legally bound to disclose under such Governmental Order.

(b) Notwithstanding the foregoing, “Confidential Information” shall not include any information that the Receiving Party can demonstrate: (i) was publicly known at the time of disclosure to it, or has become publicly known through no act of the Receiving Party or its Representatives in breach of this Section 2.12; (ii) was rightfully received from a Third Party without a duty of confidentiality or (iii) was developed by it independently without any reliance on the Confidential Information.

(c) Upon demand by the Disclosing Party at any time, or upon expiration or termination of this Agreement with respect to any Service, the Receiving Party agrees promptly to return or destroy, at the Disclosing Party’s option, all Confidential Information. If such Confidential Information is destroyed, an authorized officer of the Receiving Party shall certify to such destruction in writing.

(d) The Parties agree that the Confidential Information of the Company relating to pricing or sales is competitively sensitive, and Seller shall establish, implement and maintain procedures and take such other steps that are reasonably necessary to prevent any disclosure of such information to its employees and those of its Affiliates who have direct responsibility for marketing, distributing or selling Beer (other than the Products) in the United States.

Section 2.13 Records. Seller shall use commercially reasonable efforts to create and maintain full and accurate books and records in connection with its provision of the Services, and, upon reasonable advance notice from Purchaser or the Company, shall make available for inspection and copy by such party’s representatives and agents such books and records during reasonable business hours. Seller may, but shall not be required to, maintain records under this Agreement following the termination of this Agreement.

ARTICLE III

COMPENSATION

Section 3.01 Responsibility for Wages and Fees. For such time as any employees of Seller or any of its Affiliates are providing the Services to Purchaser under this Agreement, (a) such employees will remain employees of Seller or such Affiliate, as applicable, and shall not be deemed to be employees of Purchaser for any purpose, and (b) Seller or such Affiliate, as applicable, shall be solely responsible for the payment and provision of all wages, bonuses and commissions, employee benefits, including severance and worker’s compensation, and the withholding and payment of applicable Taxes relating to such employment.

Section 3.02 Terms of Payment and Related Matters. Unless otherwise specified herein or in any Schedule hereto:

(a) As consideration for provision of the Services, Purchaser shall pay Seller (i) for the Supply Services on the terms and conditions set forth in Schedule 3.02(a)(i) and (ii) for all other services listed in Section 2.01 on the terms and conditions set forth in Schedule 3.02(a)(ii). In addition, in the event that Seller or any of Seller’s Affiliates (other than a Third-Party Service Provider) or any Third-Party Service Provider (other than an Affiliate of Seller) incurs reasonable and documented actual out-of-pocket expenses (without markup) in the provision of any Service, including, license fees and payments to Third-Party Service Providers or subcontractors, any of Seller’s Affiliates (other than a Replacement Services Provider) or any Third-Party Service Provider (other than an Affiliate of Seller) (such included expenses, collectively, “Out-of-Pocket Costs”), Purchaser shall reimburse Seller or Third-Party Service Provider (as the case may be) for all Out-of-Pocket Costs in accordance with the invoicing procedures set forth in Section 3.02(b). Notwithstanding anything set forth in this Agreement, Purchaser shall not be obligated to pay Seller any internally allocated costs of Seller, including wages, overhead or similar costs in respect of the Services. Furthermore, Seller may direct Purchaser in writing to make any payments of Out-of-Pocket Costs Pass-Through Charges, directly to Third Parties.

(b)

(i) Seller shall provide Purchaser, in accordance with Section 7.02 of this Agreement, with monthly invoices (“Invoices”), which shall set forth in reasonable detail, with such supporting documentation as Purchaser may reasonably request with respect to Out-of-Pocket Costs and amounts payable under this Agreement; and

(ii) payments pursuant to this Agreement shall be made within 30 Business Days after the date of receipt of an Invoice by Purchaser from Seller.

(c) Migration and Migration Services. Purchaser and Seller shall, at the sole expense of Purchaser, promptly and cooperatively develop and implement a separation and related migration plan, including addressing all reasonable concerns by Seller regarding the transfer of data, including privacy, destruction or damage to data (collectively, the “Migration Plan”) in order to achieve a Migration of the Transferred Data. Purchaser shall manage the development of the Migration Plan and the Migration pursuant to the Migration Plan and the Parties shall reasonably agree to a work plan for any such migration. Seller shall, at Purchaser’s request and sole expense (which shall include the proportional salary and benefit expenses associated with Seller’s employees but not other overhead), reasonably collaborate with Purchaser and provide Purchaser with assistance reasonably requested by Purchaser in connection with the development and implementation of the Migration Plan, it being understood that Seller shall not be obligated to take or to permit any action which reasonably threatens the integrity of the data of Seller or its Affiliates or the operation of its or its Affiliates’ businesses. Purchaser shall consider in good faith Seller’s comments to the Migration Plan. The Service Coordinators shall represent their principals in all matters associated with the Migration.

Section 3.03 Extension of Services. The Parties agree that neither Seller nor any Third-Party Service Provider shall be obligated to perform any Service upon the expiration of the applicable Service Term.

Section 3.04 Terminated Services. Upon termination or expiration of any or all Services pursuant to this Agreement, or upon the termination of this Agreement in its entirety, Seller shall have no further obligation to provide the applicable terminated Services and Purchaser will have no obligation to pay any future compensation or Out-of-Pocket Costs relating to such Services (other than for or in respect of (i) Services already provided in accordance with the terms of this Agreement and received by Purchaser prior to such termination and (ii) with respect to aluminum cans, glass, malt, crowns and caps, hops and corn that have, as of the termination of this Agreement, been shipped to the Company but have not delivered in its entirety in connection with the provision of the Supply Services).

Section 3.05 Invoice Disputes. In the event of an Invoice dispute, Purchaser shall use commercially reasonable efforts to deliver a written statement to Seller no later than seven (7) Business Days prior to the date payment is due on the disputed Invoice listing all disputed items and providing a reasonably detailed description of each disputed item. Amounts not so disputed shall be deemed accepted and shall be paid, notwithstanding disputes on other items, within the period set forth in Section 3.02(b) (unless otherwise specified herein or in a schedule hereto); provided that nothing in this Section 3.05 shall prevent Purchaser from (a) disputing any Invoice that includes an incorrectly calculated fee or charge, for a period of one year after such Invoice was paid by Purchaser, or (b) prevent Purchaser from obtaining the rights set forth in Section 3.06 below. The Parties shall seek to resolve all such disputes expeditiously and in good faith. Seller shall continue performing the Services in accordance with this Agreement pending resolution of any dispute.

Section 3.06 Audits. Seller shall make and keep books, records, receipts, work-papers, invoices and other information containing complete and accurate, data and other such particulars as may be reasonably necessary to verify all amounts charged to Purchaser under this Agreement, including all fees, Out-of-Pocket Costs, Pass-Through Charges and the prices, components and calculations thereof charged to Purchaser for Supply Services (including all Year 1 Base Prices for aluminum cans, glass, malt, crowns and caps, hops and corn starch). Purchaser shall have the right to audit, or cause its representatives to audit, books, records, receipts, work-papers, invoices and other information during the term of this Agreement and for one (1) year thereafter, such audit to be conducted on reasonable advance notice and during normal business hours; provided that if the disclosure of any information would cause Seller to violate applicable Law, the terms of any confidentiality agreement or the confidentiality provision in any Contract, or impact any privilege, including the attorney/client privilege, Seller and Purchaser shall cooperate in good faith and take all such reasonable actions as are necessary to ensure that Purchaser is able to verify all amounts charged to Purchaser under this Agreement, including all fees, Out-of-Pocket Costs, Pass-Through Charges and the prices, components and calculations thereof charged to Purchaser for Supply Services (including all Year 1 Base Prices for aluminum cans, glass, malt, crowns and caps, hops and corn starch). In the event that such audit reveals a discrepancy in the amounts paid by Purchaser to Seller from what was actually required to be paid, Seller shall refund Purchaser such overpayment, or Purchaser shall reimburse Seller for such underpayment, as applicable. In the event that Purchaser’s overpayment is in excess of five percent (5%) of the amount Purchaser was required to pay Seller, Seller shall also reimburse Purchaser for the cost of such audit. Seller shall respond in writing to Purchaser regarding any items of noncompliance identified by Purchaser during such inspections or audits within seven (7) days of Purchaser’s notice thereof and shall use its reasonable best efforts to remedy any such items of noncompliance within fifteen (15) days of notice thereof.

Section 3.07 Taxes.

(a) Purchaser shall be responsible for all sales, transfer, goods or services Tax, value added Tax, or similar gross-receipts-based Tax (including any such Taxes that are required to be withheld), imposed against or on services provided (“Sales Taxes”) by Seller, an Affiliate of Seller, or Third-Party Service Provider. Notwithstanding any provision to the contrary, all consideration paid under this Agreement is exclusive of Sales Taxes.

(b) Purchaser shall be entitled to deduct and withhold Taxes required by any applicable Law to be withheld on payments made pursuant to this Agreement. To the extent any amounts are so withheld, Purchaser shall promptly provide to such Seller, Affiliate of Seller, or Third-Party Service Provider evidence of such payment to such Governmental Authority. Seller, an Affiliate of Seller, or Third-Party Service Provider shall, prior to the date of any payment to be made pursuant to this Agreement, at the request of Purchaser, make commercially reasonable efforts to provide such Seller, Affiliate of Seller, or Third-Party Service Provider any certificate or other documentary evidence (x) required by Law or (y) which such Seller, Affiliate of Seller, or Third-Party Service Provider is entitled by Law to provide in order to reduce the amount of any Taxes that may be deducted or withheld from such payment and Purchaser agrees to accept and act in reliance on any such duly and properly executed certificate or other applicable documentary evidence.

Section 3.08 Other Matters.

(a) Notwithstanding anything herein to the contrary, Seller shall have no obligation to hire, assign or retain any employees, agents, contractors or other personnel in connection with this Agreement or the Services hereunder, other than as expressly set forth in Schedule 3.02(a)(ii).

(b) Seller warrants that the aluminum cans, glass, malt, crowns and caps, hops and corn starch supplied to Purchaser pursuant to the Supply Services, that are manufactured by Seller or an Affiliate of Seller, shall be merchantable at the time of delivery to Purchaser and shall permit Purchaser and its Affiliates to comply with their obligations under the Sublicense Agreement. With respect to aluminum cans, glass, malt, crowns and caps, hops and corn starch supplied to Purchaser pursuant to the Supply Services that are manufactured by a Third Party, Seller or its applicable Affiliate shall pass through to Purchaser or its applicable Affiliate all warranties provided by such Third Party with respect to such product (the “Pass Through Warranty”).

ARTICLE IV

[RESERVED]

ARTICLE V

LIMITED LIABILITY AND INDEMNIFICATION

Section 5.01 Limitation on Liability. In no event shall Seller have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including (i) loss of future revenue or income, (ii) loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement (the losses specified in clauses (i) and (ii) of this Section 5.01, collectively, “Lost Profits”), or (iii) diminution of value or any damages based on any type of multiple, whether based on statute, contract, tort or otherwise, and whether or not arising from the other Party’s sole, joint, or concurrent negligence, strict liability, criminal liability or other fault (such damages, collectively, “Consequential Damages”); provided, however, that the foregoing limitation on the Seller’s liability for reasonably foreseeable Lost Profits shall not apply (provided that, for the avoidance of doubt, the foregoing limitation on Consequential Damages other than reasonably foreseeable Lost Profits shall nevertheless apply) to the extent Seller’s liability relates to, arises out of or results from the failure to timely supply cans and glass in such quantities and of such quality as required by the terms of this Agreement. Notwithstanding anything herein to the contrary, Seller’s aggregate liability under this Agreement, to the extent such liability relates to, arises out of or results from the failure to timely supply cans and glass in such quantities and of such quality as required by the terms of this Agreement, shall not exceed $250,000,000.00. In addition, the limitation on Consequential Damages set forth above shall not apply to any such damages awarded and paid to a third party.

Section 5.02 Indemnification. Subject to the limitations set forth in Section 5.01, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates and each of their respective Representatives (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses of Purchaser Indemnified Parties relating to, arising out of or resulting from the gross negligence or willful misconduct of Seller or its Affiliates or any Third Party that provides a Service to Purchaser pursuant to Section 2.03 in connection with the provision of, or failure to provide, any Services to Purchaser.

Section 5.03 No Duplicative Indemnification. No Party may obtain duplicative indemnification or other recovery for Losses and recoveries under one or more provisions of this Agreement, the Stock Purchase Agreement, and the Membership Interest Purchase Agreement, the Sublicense Agreement or any other agreement ancillary thereto. In no event shall any indemnification or other recovery for Losses hereunder be aggregated with, or otherwise subject to, any of the indemnification limits or conditions set forth in Article VII of the Stock Purchase Agreement.

Section 5.04 Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, SELLER (a) MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE MATERIALS AND SERVICES PROVIDED HEREUNDER, AND ALL SUCH MATERIALS AND SERVICES ARE PROVIDED “AS IS,” AND (b) DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT OR FITNESS FOR A PARTICULAR PURPOSE, WHICH ARE SPECIFICALLY DISCLAIMED.

ARTICLE VI

TERMINATION

Section 6.01 Termination of Agreement. Subject to Section 6.03, this Agreement shall terminate in its entirety on the third anniversary of the Closing Date or earlier (a) by mutual written consent of the Parties, (b) upon the occurrence of a Change of Control, (c) by Purchaser at any time upon providing written notice of termination to Seller or (d) by Seller upon any assignment of all, but not less than all, rights, powers, privileges, duties or obligations under the Sublicense Agreement, other than any assignment to an Affiliate of Purchaser; provided that any payment obligations of Purchaser shall survive such termination, and the parties obligations’ under the last sentence of Section 2.11, Section 2.12, Section 3.04, Article V, Article VI and Article VII shall survive such termination.

Section 6.02 Force Majeure. The obligations of Seller and any Third-Party Service Provider under this Agreement with respect to any Service shall be suspended during the period and to the extent that Seller or Third-Party Service Provider is prevented or materially hindered from providing such Service, or Purchaser is prevented or materially hindered from receiving such Service, due to any of the following causes beyond such Persons reasonable control (such causes, “Force Majeure Events”): (a) acts of God, (b) flood, fire or explosion, (c) war, invasion, riot or other civil unrest, (d) Governmental Order or Law, (e) actions, embargoes or blockades in effect on or after the date of this Agreement, (f) action by any

Governmental Authority, (g) national or regional emergency, (h) strikes, labor stoppages or slowdowns or other industrial disturbances, (i) shortage of adequate power or transportation facilities, (j) adverse weather conditions or (k) any other event which is beyond the reasonable control of such party. The Person suffering a Force Majeure Event shall give notice of suspension as soon as reasonably practicable to the other party stating the date and extent of such suspension and the cause thereof, and Seller or Third-Party Service Provider (as the case may be) shall resume the performance of such Persons obligations as soon as reasonably practicable after the Force Majeure Event ends. None of Purchaser, Seller or any Third-Party Service Provider shall be liable for the nonperformance or delay in performance of its respective obligations under this Agreement when such failure is due to a Force Majeure Event. From and during the occurrence of a Force Majeure Event, Seller and any Third-Party Service Provider (as applicable) may, but shall not be under any obligation to replace the affected Services.

Section 6.03 Effects of Termination; Survival. Nothing in this Article VI will relieve any Party from its liability for any breach or violation of this Agreement prior to any termination hereof. The provisions of any payment obligations of Purchaser shall survive such termination, and the Parties’ obligations under the last sentence of Section 2.11, Section 2.12, Section 3.04, Article V, Article VI and Article VII shall survive such termination.

Section 6.04 Return of Information. If this Agreement or a particular Service is terminated, upon request, each Party shall promptly return to the other Party all information furnished by such other party in connection with each terminated Service (including all copies or materials developed from such information, if any, thereof), except to the extent the Parties are required or permitted to retain pursuant to applicable Law.

ARTICLE VII

GENERAL PROVISIONS

Section 7.01 Treatment of Confidential Information. To the extent not inconsistent with Section 2.12, all information disclosed pursuant to this Agreement by either Party or to which either Party or its Affiliates or its or their representatives otherwise has access as a result of this Agreement or the performance of the Services shall be subject in all respects to Section 9.1 of the Stock Purchase Agreement.

Section 7.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (return receipt requested), (c) on the date sent by facsimile (with confirmation of transmission) if sent during normal business hours of the recipient or on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid to the respective Parties at the following respective addresses (or at such other address for a party hereto as shall be specified in a notice given in accordance with this Section 7.02):

If to Seller:

Anheuser-Busch InBev SA/NV

Brouwerijplein 1

Leuven 3000

Belgium

Attention: Chief Legal Officer & Company Secretary

Telephone: +32 16 276942

Fax: +32 16 506699

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:    George J. Sampas

            Krishna Veeraraghavan

Telephone:  +1-212-558-4000

Facsimile:    +1-212-558-3588

If to Purchaser:

Constellation Brands, Inc.

207 High Point Drive, Building 100

Victor, New York 14564

Attention: General Counsel

Telephone: +1 (585) 678-7266

Facsimile: +1 (585) 678-7103

with a copy to (which shall not constitute notice):

Nixon Peabody LLP

1300 Clinton Square

Rochester, NY

Attention: James O. Bourdeau

Telephone: +1 (585) 263-1000

Facsimile: +1 (585) 263-1600

Section 7.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible. Nothing in this Section 7.03 shall affect a Party’s right to terminate this Agreement pursuant to Article VI.

Section 7.04 Entire Agreement. Except as expressly set forth herein, this Agreement (and the Schedules attached hereto), the Stock Purchase Agreement, the MIPA Agreement and the Sublicense Agreement, constitute the entire understanding of the Parties with respect to the transactions contemplated hereby, and supersede all prior and contemporaneous agreements and understandings, written and oral, among the Parties hereto with respect to the subject matter hereof. To the extent there is a conflict between this Agreement and the Stock Purchase Agreement, the terms of the Stock Purchase Agreement will control.

Section 7.05 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Subject to Section 2.03 of this Agreement, no Party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Party, and any attempted or purported assignment in violation of this Section 7.05 shall be null and void; provided, however, that any obligation of any Party to the other Party under this Agreement, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such first Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 7.06 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

Section 7.07 Amendment; Waiver. No provision of this Agreement may be amended, supplemented or modified except by a written instrument signed by all of the Parties thereto. No provision of this Agreement may be waived except by a written instrument signed by the party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 7.08 Governing Law. This Agreement shall be governed by, enforced pursuant with and construed in accordance with the laws of New York, without regard to the conflict of laws principles, to the extent such principles are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction.

Section 7.09 Consent to Jurisdiction/Venue. Each Party hereby waives, to the extent permitted by Law, all jurisdictional defenses, objections as to venue and any rights to appeal, review or nullify such award by any court or tribunal. Each of the Parties hereby submits to the exclusive jurisdiction of any court of competent jurisdiction in any Federal or State Court in the City of New York, County of New York, (the “Specified Court”) in any action, suit or proceeding arising out of or relating to this Agreement and the non-exclusive jurisdiction of the Specified Court with respect to the enforcement of any award thereunder.

Section 7.10 Equitable Relief. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties agrees that, without the necessity of posting bonds or other undertaking, the other Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which such Party is entitled at Law or in equity. In the event that any Action is brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at Law. The Parties further agree that (a) by seeking any remedy provided for in this Section 7.10, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party and (b) nothing contained in this Section 7.10 shall require any party to institute any action for (or limit any Party’s right to institute any action for) specific performance under this Section 7.10 before exercising any other right under this Agreement.

Section 7.11 Further Assurances. Each Party shall take, or cause to be taken, any and all reasonable actions, including the execution, acknowledgment, filing and delivery of any and all documents and instruments that any other Party may reasonably request in order to effect the intent and purpose of this Agreement and the transactions contemplated hereby.

Section 7.12 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other means of electronic transmission shall be as effective as delivery of a manually executed counterpart of any such Agreement.

Section 7.13 Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

Section 7.14 No Set-Off. Neither Seller nor any of their respective Affiliates, on the one hand, nor Purchaser nor any of their respective Affiliates, on the other hand, shall have any set-off or other similar rights with respect to (a) any amounts due or owing (or to become due and owing) by such party or its Affiliates pursuant to this Agreement against (b) any other amounts due or owing or claimed to be due or owing to such party or its Affiliates pursuant to this Agreement or any other Contract.

Section 7.15 Expenses. Except as otherwise provided in this Agreement, any costs, expenses or charges incurred by any of the Parties hereto shall be borne by the party incurring such cost, expense or charge.

[Signature Page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed by the authorized representative of each signatory set forth below as of the date first written above.

ANHEUSER-BUSCH INBEV SA/NV

By:

Name:
Title:

By:

Name:
Title:

CONSTELLATION BRANDS, INC.

By:

Name:
Title:

[Signature Page to Transition Services Agreement]

The Registrant has omitted from this filing the Exhibits and Schedules listed below. The Registrant will furnish supplementally to the Securities and Exchange Commission, upon request, a copy of such Exhibits and Schedules.

Exhibits omitted from the Stock Purchase Agreement:

Exhibit C	–	Example of EBITDA Calculation
Schedule 1	–	ABI Disclosure Letter
Schedule 1.3	–	Purchase Price Allocation
Schedule 1.4	–	Purchase Price Adjustment Allocation

Exhibits omitted from the Amended and Restated Sub-license Agreement (Exhibit A to the Stock Purchase Agreement):

Exhibit C	–	Brand Guidelines

Exhibits omitted from the Transition Services Agreement (Exhibit B to the Stock Purchase Agreement):

Schedule 2.01(d)	–	Brewery Expansion Services
Schedule 2.08	–	Service Coordinators
Schedule 3.02(a)(i)	–	Supply Services
Schedule 3.02(a)(ii)	–	Fee Schedule